
11007667

2011

Annual Report



CIRRUS LOGIC®



2901 Via Fortuna Austin, Texas 78746
512-851-4000

From the Desk of Dr. Jason P. Rhode
President and Chief Executive Officer

June 2, 2011

FY '11 was one hell of a year for Cirrus Logic! Among our many accomplishments, we grew revenue 67 percent and exceeded our operating margin goal of 20 percent. We made significant progress on many strategic programs, continued to develop outstanding new products and hired around 120 great new employees. We also continue to be recognized as being among the top companies to work for according to several "best places to work" lists. With so much progress in just a single year, it would be easy to consider this a once-in-a-lifetime performance for the record books. To the contrary, we see possibilities for a repeat in the future, and our goal for FY '12 is to solidify the foundation that will enable continued strong performance.

In our Energy product lines, it was a year of progress for our Digital Energy Control initiative. We released our first digital Power Factor Correction chip to the market last June, and our first LED lighting controller recently returned from the foundry and is working extremely well. The opportunities in LED lighting are enormous, and we fully expect that competition will be fierce. There are already a variety of controllers in the market, and I am often asked what our strategy will be for differentiation. This is very simple: we're developing a digital controller chip that enables LED light bulbs to meet the performance expectations of consumers worldwide. The primary problem with today's LED light bulbs has to do with the dimmer compatibility – though certainly other factors exist, such as cost, light quality, and product lifetime. Some manufacturers claim their light bulb is "dimmer compatible," even though what they seem to mean is that it is compatible with *some* – but not all – dimming systems. We believe we have created a digital LED lighting controller that not only fully dims but also is vastly more compatible with today's wide variety of installed dimming systems, while providing consumers with the same level of performance inherent with traditional incandescent light bulbs. Because of these technology developments, we have a fully engaged customer lined up waiting for the device and we expect to see our first revenue from this product line later in FY '12.

Obviously, we're excited about our future opportunities with LED lighting, and our current Energy product lines for energy measurement and motor control continue to perform well. In motor control, we're encouraged by the progress of our first sensorless, brushless DC motor controller that we expect will bring additional growth opportunities in FY '12. Overall, we continue to make rapid progress in our energy product lines. I encourage you to track our progress by listening to our earnings calls and reviewing the Investor Relations presentation that we maintain and update during the year in our Investor Relations section of the company website at www.cirrus.com.

In Audio, we entered FY '11 with an aggressive Annual Operating Plan goal, and our team continues to hit home runs, driven once again by the high demand for our portable audio codecs. Obviously, much of this success is related to our largest customer, and maintaining an outstanding relationship with them is clearly one of our most important accomplishments. We're currently engaged in larger developments than ever, and we believe the outlook for this business remains outstanding.

In other audio areas we were extremely excited to release our first low-power DSP chip targeted for portable audio applications, and the reception this device has received has greatly improved our opportunities to expand our business in the portable audio market. This device, used in conjunction with our codecs and amplifiers, broadens the range of problems we can solve in mobile applications to include functions such as echo cancellation and noise suppression, as well as offering a host of audio enhancement algorithms that manufacturers may wish to incorporate in their future products.

While our highest priority remains growing our business with our existing customers, we believe that these new devices, which are already shipping today, provide us great opportunities to broaden our business with new customers.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended March 26, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from_________to ________

Commission File Number 0-17795

CIRRUS LOGIC, INC.

DELAWARE	**2901 Via Fortuna, Austin, TX 78746**	**77-0024818**
(State of incorporation)	**(512) 851-4000**	**(I.R.S. ID)**

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was $1,060,858,149 based upon the closing price reported on the NASDAQ Global Select Market as of September 24, 2010. Stock held by directors, officers and stockholders owning 5 percent or more of the outstanding common stock were excluded as they may be deemed affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

As of May 20, 2011, the number of outstanding shares of the registrant's Common Stock, $0.001 par value, was 66,221,753.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the registrant's proxy statement for its annual meeting of stockholders to be held July 28, 2011 is incorporated by reference in Part III of this Annual Report on Form 10-K.

These are just few of the higher visibility items that we're working on. Overall, the magnitude of the opportunities in which the company is engaged is at an all-time high. Rather than explore them all here, I'll refer you once again to the Investor Relations section of the company website. We take very seriously the need to keep our shareholders informed and believe that Cirrus.com has become a recognized channel for distribution of information to our shareholders and the general public. I encourage you to check it out.

From an overall company perspective, our portable audio business has been the driver of our success during the last few years, and we have had very few missteps in that business along the way. Even so, it still took five years from our first investment to turn portable audio into a successful business. It takes us about one year to design a new part, and it frequently takes our customers a year to design one of our parts into a product and release it to the market, in part because we do not make products that function exactly the same way as our competitors. All of our products contain a considerable amount of our own intellectual property that helps our customers differentiate their products in a meaningful way. I mention all of this simply to highlight that while many things in our industry seem to change rapidly, success in this business requires a long-term focus. As an investor, you may have a variety of different investment strategies, but I think it is vitally important for you to understand that our Board of Directors, management and employees are managing the company with the ultimate goal of delivering long-term growth and profitability.

We believe that Cirrus Logic's analog and digital signal processing technology is the best in the world for the kinds of problems that we focus on, and our vision is to be the *First Choice in Signal Processing Components*. The audio and energy markets that we're engaged in are lucrative, dynamic and growing, and offer outstanding avenues for us to deploy our technology in ways that help our customers differentiate their products. Our focus on the future allows us to create long-term relationships that give us key insights into how to make our products even better, and our outstanding corporate culture allows us to attract and retain the best people in the industry and helps them perform at the highest level. Finally, the success we've had with some of the best companies in the world is a good metric regarding how well all of this is really working. FY '11 was indeed a year for the record books, but I personally believe that the best is yet to come for Cirrus Logic!

Regards,



Jason

CIRRUS LOGIC, INC.

FORM 10-K

For The Fiscal Year Ended March 26, 2011

INDEX

PART I

ITEM 1. *Business*

Cirrus Logic, Inc. ("Cirrus Logic," "Cirrus," "We," "Us," "Our," or the "Company") develops high-precision, analog and mixed-signal integrated circuits ("ICs") for a broad range of audio and energy markets. Building on our diverse analog mixed-signal patent portfolio, Cirrus Logic delivers highly optimized products for consumer and commercial audio, automotive entertainment, and targeted industrial and energy-related applications. We also develop ICs, board-level modules and hybrids for high-power amplifier applications branded as the Apex Precision Power™ ("Apex") line of products.

We were incorporated in California in 1984, became a public company in 1989 and were reincorporated in the State of Delaware in February 1999. Our primary facility housing engineering, sales and marketing, and administrative functions is located in Austin, Texas. In addition, we have an engineering, administrative, and assembly facility in Tucson, Arizona, as well as sales locations throughout the United States. We also serve customers from international sales offices in Europe and Asia, including the People's Republic of China, Hong Kong, South Korea, Japan, Singapore, Taiwan and the United Kingdom. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ Global Select Market under the symbol CRUS.

We maintain a Web site with the address www.cirrus.com. We are not including the information contained on our Web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our Web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC"). To receive a free copy of this Form 10-K, please forward your written request to Cirrus Logic, Inc., Attn: Investor Relations, 2901 Via Fortuna, Austin, Texas 78746, or via email at Investor.Relations@cirrus.com. In addition, the SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements filed electronically with the SEC by Cirrus Logic.

Background of the Semiconductor Industry

In general, the semiconductor industry produces three types of products: analog, digital and mixed-signal. Analog semiconductors process a continuous range of signals that can represent functions such as temperature, speed, pressure and sound. Digital semiconductors process information represented by discrete values, for example, 0s and 1s. Mixed-signal semiconductors combine analog and digital circuits in a single product. The design of the analog component of a mixed-signal IC is particularly complex and difficult, and requires experienced engineers to optimize speed, power and resolution within standard manufacturing processes.

The convergence and sophistication of our customers' products, such as portable audio applications, home entertainment and automotive audio devices, is made possible in part by advances in semiconductor technology. Semiconductor companies are attempting to differentiate their products based on offering new features and functionality to customers, while at the same time shrinking product sizes, reducing power consumption, and lowering overall system costs.

Due to the extremely high costs involved in developing and operating a wafer fabrication facility, many semiconductor companies, including Cirrus, rely on third party foundries to manufacture their IC's. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on design, development, and marketing of our ICs.

Segments

We determine our operating segments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280, *"Segment Reporting."* Our Chief Executive Officer ("CEO") has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

The Company operates and tracks its results in one reportable segment based on the aggregation of activity from its two product lines under ASC Topic 280. Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources, rather than detailed information at a product line level. Additionally, our product lines have similar characteristics and customers. They share operations support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology. Therefore, there is no complete, discrete financial information maintained for these product lines. We report revenue in two product categories: audio products and energy products. For fiscal years 2011, 2010, and 2009, audio product sales were $264.8 million, $153.7 million, and $97.3 million, respectively. For fiscal years 2011, 2010, and 2009, energy product sales were $104.7 million, $67.3 million, and $77.3 million, respectively.

See Note 17, "*Segment Information,*" of the Notes to Consolidated Financial Statements contained in Item 8 for further details including sales by geographic locations and for property, plant and equipment, net, by geographic locations.

Markets and Products

The following provides a detailed discussion regarding our audio and energy product lines:

Audio Products: High-precision analog and mixed-signal components, as well as audio digital signal processor ("DSP") products for consumer, professional and automotive entertainment markets.

Energy Products: High-precision analog and mixed-signal components for energy-related applications, such as energy measurement, energy exploration and energy control systems. Energy products also include ICs, board-level modules and hybrids for high-power pulse width modulation ("PWM") and power amplifier applications.

AUDIO PRODUCTS

We are a recognized leader in analog and mixed-signal audio converter and audio DSP products that enable today's new consumer, professional and automotive entertainment applications. Our products include analog-to-digital converters ("ADCs"), digital-to-analog converters ("DACs"), chips that integrate ADCs and DACs into a single IC ("codecs"), digital interface ICs, volume controls and digital amplifiers, as well as audio DSPs for consumer electronics applications such as audio/video receivers ("AVRs") and digital TVs, and CobraNet® ICs and modules for networked audio applications. Our broad portfolio of approximately 250 active proprietary products includes the following publicly available products, which have been added in the past fiscal year:

- The CS42L73 is a high-quality, ultra low-power audio codec designed for portable applications. The CS42L73 codec allows portable products to conserve energy and extend battery life by offloading audio-related tasks, such as signal routing and processing, that are typically reserved for the applications processor.
- The CS35L0X is an analog-input, hybrid Class D speaker amplifier for mobile communications and portable devices. Using an advanced closed-loop Delta Sigma architecture and patent-pending hybrid Class D technology, the amplifier family combines Class D efficiency and output power with low idle current consumption and minimal EMI found typically only in class AB amplifiers.
- The CS4354, a low-cost 24-bit DAC targeting consumer home audio applications, such as video game consoles, Blu-ray® Disc and DVD systems, TVs, set-top boxes and digital media players. The CS4354 marks significant progress in simplifying the design of analog output circuitry by reducing the need for multiple system components, which saves system cost and board space.

Our products are used in a wide array of consumer applications, including portable media players, smartphones, tablets, AVRs, DVD and Blu-ray Disc players, complete home theater systems, set-top boxes, gaming devices, sound cards and digital televisions. Applications for products within professional markets include digital mixing consoles, multi-track digital recorders and effects processors. Applications for products within automotive markets include amplifiers, satellite radio systems, telematics and multi-speaker car-audio systems. In networked digital audio applications, our proprietary CobraNet controller ICs and modules enable delivery of uncompressed digital audio over Ethernet networks, co-existing with standard Ethernet network data traffic.

ENERGY PRODUCTS

We provide high-precision analog and mixed-signal ICs for targeted energy control, energy measurement and energy exploration applications, as well as ICs, board-level modules, and hybrids from the Apex brand of products for high-power PWM and power amplifier applications. We have approximately 450 active proprietary products which include ADCs, DACs, linear amplifiers, PWM amplifiers, and amplifier ICs. Our products are used in a wide array of high-precision, energy-related applications including digital utility meters, power supplies, lighting ballasts, motor control, energy exploration, and high-power systems. New additions to our proprietary product portfolio in the past fiscal year include:

- The CS1500 and CS1600 are digital power factor correction ("PFC") ICs that support digital PFC for power supplies used in digital televisions, personal computers, notebook computers, and fluorescent and LED lighting systems. Both chips are based on Cirrus Logic's EXL Core™ technology, which is a key component of the company's long-term product roadmap in energy products to help customers develop smarter, greener energy products.

Customers, Marketing, and Sales

We offer approximately 700 products to more than 3,000 active customers worldwide through both direct and indirect sales channels. Our major customers are among the world's leading electronics manufacturers. We target both large existing and emerging growth consumer electronic and energy markets that derive value from our expertise in advanced analog and mixed-signal design processing, systems-level integrated circuit engineering and embedded software development. We derive our sales both domestically and from a variety of locations across the world, including the People's Republic of China, the European Union, Hong Kong, Japan, South Korea, Taiwan, and the United Kingdom. Our domestic sales force includes a network of regional direct sales offices located in California, Massachusetts, Ohio, Nevada, North Carolina, and Texas. International sales offices and staff are located in France, Germany, Hong Kong, Shanghai and Shenzhen in the People's Republic of China, Singapore, South Korea, Taiwan, Japan and the United Kingdom. We supplement our direct sales force with external sales representatives and distributors. Our technical support staff is located in Texas and Arizona. Our worldwide sales force provides geographically specific support to our customers and specialized selling of product lines with unique customer bases. See Note 17, "*Segment Information,*" of the Notes to Consolidated Financial Statements contained in Item 8 for further detail and for additional disclosure regarding sales by geographic locations, and for property, plant and equipment, net, by geographic locations.

Since the components we produce are largely proprietary and generally not available from second sources, we consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, from an external sales representative or distributor, or through a third party manufacturer contracted to produce their designs. For fiscal years 2011, 2010, and 2009, our ten largest end customers represented approximately 62 percent, 54 percent, and 36 percent of our sales. For fiscal years 2011, 2010, and 2009, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 47 percent, 35 percent, and 16 percent of the Company's total sales, respectively. For fiscal years 2011, 2010, and 2009, we had one distributor, Avnet Inc., who represented 24 percent, 26 percent, and 33 percent of our sales, respectively.

Manufacturing

As a fabless semiconductor company, we contract with third parties for wafer fabrication and nearly all of our assembly and test operations. We use multiple wafer foundries, assembly sources and test houses in the production of our inventory. The company owns a 54,000 square foot facility in Tucson, Arizona, which serves as the assembly and test facility for its Apex product line. With the exception of these Apex products, our outsourced manufacturing strategy allows us to concentrate on our design strengths, minimize fixed costs and capital expenditures while giving us access to advanced manufacturing facilities, and provide the flexibility to source multiple leading-edge technologies through strategic relationships. After wafer fabrication by the foundry, third-party assembly vendors package the wafer die. The finished products are then tested before shipment to our customers. While we do have some redundancy of fabrication processes by using multiple outside foundries, any interruption of supply by one or more of these foundries could materially impact us. As a result, we maintain some amount of business interruption insurance to help reduce the risk of wafer supply interruption, but we are not fully insured against such risk. Our supply chain management organization is responsible for the management of all aspects of the manufacturing, assembly, and testing of our products, including process and package development, test program development, and production testing of products in accordance with our ISO-certified quality management system.

Although our products are made from basic materials (principally silicon, metals and plastics), all of which are available from a number of suppliers, capacity at wafer foundries sometimes becomes constrained. The limited availability of certain materials may impact our suppliers' ability to meet our demand needs or impact the price we are charged. The prices of certain other basic materials, such as metals, gases and chemicals used in the production of circuits can increase as demand grows for these basic commodities. In most cases, we do not procure these materials ourselves; nevertheless, we are reliant on such materials for producing our products because our outside foundry and package and test subcontractors must procure them. To help mitigate risks associated with constrained capacity, we use multiple foundries.

Patents, Licenses and Trademarks

We rely on patent, copyright, trademark, and trade secret laws to protect our intellectual property, products, and technology. As of March 26, 2011, we held approximately 1,100 granted U.S. patents, 100 U.S. pending patent applications and various corresponding international patents and applications. Our U.S. patents expire in calendar years 2011 through 2029. While our patents are an important element of our success, our business as a whole is not dependent on any one patent or group of patents. We do not anticipate any material effect on our business due to any patents expiring in 2011, and we continue to obtain new patents through our ongoing research and development.

We have maintained U.S. federal trademark registrations for CIRRUS LOGIC, CIRRUS, Cirrus Logic logo designs, CRYSTAL and APEX PRECISION POWER. These U.S. registrations may be renewed as long as the marks continue to be used in interstate commerce. We have also filed or obtained foreign registration for these marks in other countries or jurisdictions where we conduct, or anticipate conducting, international business.

To complement our own research and development efforts, we have also licensed and expect to continue to license, a variety of intellectual property and technologies important to our business from third parties.

Research and Development

We concentrate our research and development efforts on the design and development of new products for each of our principal markets. We also fund certain advanced-process technology development, as well as other emerging product opportunities. Expenditures for research and development in fiscal years 2011, 2010 and 2009 were $63.9 million, $51.4 million and $44.3 million, respectively. Our future success is highly dependent upon our ability to develop complex new products, to transfer new products to volume production, to introduce them into the marketplace in a timely fashion, and to have them selected for design into products of systems manufacturers. Our future success may also depend on assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp.

Competition

Markets for our products are highly competitive and we expect that competition will continue to increase. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit key engineering talent, to execute on new product developments, to persuade customers to design-in these new products into their applications, and to provide lower-cost versions of existing products. We compete with other semiconductor suppliers that offer standard semiconductors, application-specific standard product and fully customized ICs, including embedded software, chip and board-level products.

While no single company competes with us in all of our product lines, we face significant competition in all markets where our products are available. We expect to face additional competition from new entrants in our markets, which may include both large domestic and international IC manufacturers and smaller, emerging companies.

The principal competitive factors in our markets include: time to market; quality of hardware/software design and end-market systems expertise; price; product benefits that are characterized by performance, features, quality and compatibility with standards; access to advanced process and packaging technologies at competitive prices; and sales and technical support, which includes assisting our customers with integration of our components into their new products and providing support from the concept stage through design, launch and production ramp.

Product life cycles may vary greatly by product category. For example, many consumer electronic devices have shorter design-in cycles; therefore, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. Conversely, this also provides us frequent opportunities to displace competitors in products that have previously not utilized our design. The industrial and automotive markets typically have longer life cycles, which provide continued revenue streams over long periods of time.

Backlog

Sales are made primarily pursuant to short-term purchase orders for delivery of products. The quantity actually ordered by the customer, as well as the shipment schedules, are frequently revised, without significant penalty, to reflect changes in the customer's needs. The majority of our backlog is typically requested for delivery within six months. In markets where the end system life cycles are relatively short, customers typically request delivery in six to ten weeks. We believe a backlog analysis at any given time gives little indication of our future business except on a short-term basis, principally within the next 60 days.

We utilize backlog as an indicator to assist us in production planning. However, backlog is influenced by several factors including market demand, pricing, and customer order patterns in reaction to product lead times. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery because of changes in customer needs or industry conditions. As a result, we believe that our backlog at any given time is an incomplete indicator of future sales.

Employees

As of March 26, 2011, we had 570 full-time employees, an increase of 65 employees, or 13 percent, over the end of fiscal year 2010. Of these employees, 54 percent were engaged in research and product development activities, 34 percent in sales, marketing, general and administrative activities, and 12 percent in manufacturing-related activities. Our future success depends, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering, and administrative personnel.

We have never had a work stoppage and none of our employees are represented by collective bargaining agreements. We consider our employee relations to be good.

Forward Looking Statements

This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities the Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included or incorporated by reference in this Annual Report on Form 10-K, other than statements that are purely historical, are forward-looking statements. In some cases, forward-looking statements are identified by words such as "expect," "anticipate," "target," "project," "believe," "goals," "estimates," and "intend." Variations of these types of words and similar expressions are intended to identify these forward-looking statements. Any statements that refer to our plans, expectations, strategies or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Among the important factors that could cause actual results to differ materially from those indicated by our forward-looking statements are those discussed in *Item 1A — Risk Factors* and elsewhere in this report, as well as in the documents filed by us with the SEC, specifically the most recent reports on Form 10-Q and 8-K, each as it may be amended from time to time.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update this information to reflect events or circumstances after the filing of this report with the SEC, except as required by law. All forward-looking statements, expressed or implied, included in this Form 10-K and attributable to Cirrus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we may make or persons acting on our behalf may issue. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

Item 1A. ***Risk Factors***

Our business faces significant risks. The risk factors set forth below may not be the only risks that we face and there is a risk that we may have failed to identify all possible risk factors. Additional risks that we are not aware of yet or that currently are not significant may adversely affect our business operations. You should read the following cautionary statements in conjunction with the factors discussed elsewhere in this and other Cirrus Logic's filings with the SEC. These cautionary statements are intended to highlight certain factors that may affect the financial condition and results of operations of Cirrus Logic and are not meant to be an exhaustive discussion of risks that apply to companies such as ours.

We depend on a limited number of customers and distributors for a substantial portion of our sales, and the loss of, or a significant reduction in orders from, any key customer or distributor could significantly reduce our sales.

While we generate sales from a broad base of customers worldwide, the loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our sales and adversely affect our business. For the twelve month periods ending March 26, 2011, and March 27, 2010, our ten largest end customers represented approximately 62 percent and 54 percent of our sales, respectively. For the twelve month periods ending March 26, 2011, and March 27, 2010, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 47 percent and 35 percent of the Company's total sales, respectively. For the twelve month periods ending March 26, 2011, and March 27, 2010, we had one distributor, Avnet Inc., who represented 24 percent and 26 percent of our sales, respectively.

We may not be able to maintain or increase sales to certain of our key customers for a variety of reasons, including the following:

- most of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty;
- our agreements with our customers typically do not require them to purchase a minimum quantity of our products;
- many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers' decisions to purchase our products;
- our customers face intense competition from other manufacturers that do not use our products; and
- our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and their ability to obtain components from alternative sources.

Our key customer relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet their tight development schedules. In addition, we may from time to time enter into customer agreements providing for exclusivity periods during which we may only sell specified products or technology to that customer. Accordingly, we may have to devote a substantial amount of resources to strategic relationships, which could detract from or delay our completion of other important development projects or the development of next generation products and technologies.

In general, our customers may cancel or reschedule orders on short notice without incurring significant penalties; therefore, our sales and operating results in any quarter are difficult to forecast.

In general, customers may cancel or reschedule orders on short notice without incurring significant penalties. Therefore, cancellations, reductions, or delays of orders from any significant customer could have a material adverse effect on our business, financial condition, and results of operations.

In addition, a significant portion of our sales and earnings in any quarter depends upon customer orders for our products that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future revenue and to a large extent are fixed in the short term, we likely will be unable to adjust spending on a timely basis to compensate for any unexpected shortfall in sales. Accordingly, any significant shortfall of sales in relation to our expectations could hurt our operating results.

We are dependent on third-party manufacturing and supply relationships for the majority of our products. Our reliance on third-party foundries and suppliers involves certain risks that may result in increased costs, delays in meeting our customers' demand, and loss of revenue.

We do not own or operate a semiconductor fabrication facility and do not have the resources to manufacture the majority of our products internally. We depend upon third parties to manufacture, assemble, package and test the majority of our products. As a result, we are subject to risks associated with these third parties, including:

- insufficient capacity available to meet our demand;
- inadequate manufacturing yields and excessive costs;
- inability of these third-parties to obtain an adequate supply of raw materials;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices; and
- increased exposure to potential misappropriation of our intellectual property.

Our outside foundries and assembly and test suppliers generally manufacture our products on a purchase order basis, and we have few long-term supply arrangements with these suppliers. Therefore, our third party manufacturers and suppliers are not obligated to supply us with products for any specific period of time, quantity, or price, except as may be provided in any particular purchase order. A manufacturing or supply disruption experienced by one or more of our outside suppliers or a disruption of our relationship with an outside foundry could negatively impact the production of certain of our products for a substantial period of time.

In addition, difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside foundries can lead to reduced yields of our products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between us and our manufacturer. This risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships.

In some cases, our requirements may represent a small portion of the total production of the third-party suppliers. As a result, we are subject to the risk that a producer will cease production of an older or lower-volume process that it uses to produce our parts. We cannot assure you that our external foundries will continue to devote resources to the production of parts for our products or continue to advance the process design technologies on which the manufacturing of our products are based. Each of these events could increase our costs, lower our gross margin, cause us to hold more inventories, or materially impact our ability to deliver our products on time.

Shifts in industry-wide capacity and our practice of purchasing our products based on sales forecasts may result in significant fluctuations in our quarterly and annual operating results.

We rely on independent foundries and assembly and test houses to manufacture, or provide components for, our products. Our reliance on these third party suppliers involves certain risks and uncertainties. For example, shifts in industry-wide capacity from shortages to oversupply, or from oversupply to shortages, may result in significant fluctuations in our quarterly and annual operating results. We may order wafers and build inventory in advance of receiving purchase orders from our customers. Because our industry is highly cyclical and is subject to significant downturns resulting from excess capacity, overproduction, reduced demand, order cancellations, or technological obsolescence, there is a risk that we will forecast inaccurately and produce excess inventories of particular products. In addition, if we experience supply constraints or manufacturing problems at a particular supplier, we could be required to switch suppliers or qualify additional suppliers. Switching and/or qualifying additional suppliers could be an expensive process and take as long as six to twelve months to complete, which could result in material adverse fluctuations to our operating results.

In addition, we generally order our products through non-cancelable purchase orders from third-party foundries based on our sales forecasts, and our customers can generally cancel or reschedule orders they place with us without significant penalties. If we do not receive orders as anticipated by our forecasts, or our customers cancel orders that are placed, we may experience increased inventory levels.

Due to the product manufacturing cycle characteristic of IC manufacturing and the inherent imprecision in the accuracy of our customers' forecasts, product inventories may not always correspond to product demand, leading to shortages or surpluses of certain products. As a result of such inventory imbalances, future inventory write-downs and charges to gross margin may occur due to lower of cost or market accounting, excess inventory, and inventory obsolescence.

Because we depend on subcontractors internationally to perform key manufacturing functions for us, we are subject to political, economic, and natural disaster risks that could disrupt the fabrication, assembly, packaging, or testing of our products.

We depend on third-party subcontractors, primarily in Asia, for the fabrication, assembly, packaging, and testing of most of our products. International operations may be subject to a variety of risks, including political instability, global health conditions, currency controls, exchange rate fluctuations, changes in import/export regulations, tariff and freight rates, as well as the risks of natural disasters such as earthquakes, tsunamis, and floods. Although we seek to reduce our dependence on any one subcontractor, this concentration of subcontractors and manufacturing operations in Asia subjects us to the risks of conducting business internationally, including associated political and economic conditions. If we experience manufacturing problems at a particular location, or a supplier is unable to continue operating due to financial difficulties, natural disasters, or other reasons, we would be required to transfer manufacturing to a backup supplier. Converting or transferring manufacturing from a primary supplier to a backup facility could be expensive and time consuming. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships, and damage our reputation in the marketplace, any of which could harm our business, results of operations, and financial condition.

Our sales could be materially impacted by the failure of other component suppliers to deliver required parts needed in the final assembly of our customer's end products.

The products we supply our customers are typically a portion of the many components provided from multiple suppliers in order to complete the final assembly of an end product. If one or more of these other component suppliers are unable to deliver their required component(s) in order for the final product to be assembled, our customer may delay, or ultimately cancel, their orders from us.

Our products are complex and could contain defects, which could result in material costs to us.

Product development in the markets we serve is becoming more focused on the integration of multiple functions on individual devices. There is a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of our products increases the risk that we or our customers or end users could discover latent defects or subtle faults after volumes of product have been shipped. This could result in material costs to us, including, but not limited to:

- reduced margins;
- damage to our reputation;
- a material recall and replacement costs for product warranty and support;
- payments to our customer related to the recall claims as a result of various industry or business practices, or in order to maintain good customer relationships;
- an adverse impact to our customer relationships by the occurrence of significant defects;
- a delay in recognition or loss of revenues, loss of market share, or failure to achieve market acceptance; and
- a diversion of the attention of our engineering personnel from our product development efforts.

In addition, any defects or other problems with our products could result in financial or other damages to our customers who could seek damages from us for their losses. A product liability or warranty claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In particular, the sale of systems and components that are incorporated into certain applications for the automotive industry involves a high degree of risk that such claims may be made.

While we believe that we are reasonably insured against some of these risks and that we have attempted to contractually limit our financial exposure with many of our customers, a warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a customer product recall, would have adverse effects (that could be material) on our business, results of operations, and financial condition.

Costs related to product defects and errata may harm our results of operations and business.

Costs associated with unexpected product defects and errata (deviations from published specifications) due to, for example, unanticipated problems in our design and manufacturing processes, could include:

- writing off the value of inventory of such products;
- disposing of products that cannot be fixed;
- recalling such products that have been shipped to customers;
- providing product replacements for, or modifications to, such products; and
- defending against litigation related to such products.

These costs could be substantial and may increase our expenses and lower our profitability. In addition, our reputation with our customers or users of our products could be damaged as a result of such product defects and errata, and the demand for our products could be reduced. The announcement of product defects and/or errata could cause customers to purchase products from our competitors as a result of anticipated shortages of our components or for other reasons. These factors could harm our financial results and the prospects for our business.

As we carry only limited insurance coverage, any incurred liability resulting from uncovered claims could adversely affect our financial condition and results of operations.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. For example, there is limited coverage available with respect to the services provided by our third party foundries and assembly and test subcontractors. Although we believe that our existing insurance coverage is consistent with common practices of companies in our industry, our insurance coverage may be inadequate to protect us against product recalls, natural disasters, and other unforeseen catastrophes that could adversely affect our financial condition and results of operations.

We have historically experienced fluctuations in our operating results and expect these fluctuations to continue in future periods, which may result in volatility in our stock price.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross margin, and operating results. If our operating results fall below expectations of market analysts or investors, the market price of our common stock could decrease significantly. We are subject to business cycles and it is difficult to predict the timing, length, or volatility of these cycles. These business cycles may create pressure on our sales, gross margin, and/or operating results.

Factors that could cause fluctuations and materially and adversely affect our net sales, gross margin and operating results include, but are not limited to:

- the volume and timing of orders received;
- changes in the mix of our products sold;
- market acceptance of our products and the products of our customers;
- excess or obsolete inventory;
- competitive pricing pressures;
- our ability to introduce new products on a timely basis;
- the timing and extent of our research and development expenses;
- the failure to anticipate changing customer product requirements;
- disruption in the supply of wafers, assembly, or test services;
- reduction of manufacturing yields;
- certain production and other risks associated with using independent manufacturers, assembly houses, and testers; and
- product obsolescence, price erosion, competitive developments, and other competitive factors.

We may be adversely impacted by current global economic conditions. As a result, our financial results and the market price of our common shares may decline.

Current global economic conditions could make it difficult for our customers, our suppliers, and us to accurately forecast and plan future business activities, and could cause global businesses to defer or reduce spending on our products, or increase the costs of manufacturing our products. During challenging economic times our customers and distributors may face issues gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would increase.

We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery. If the economy or markets in which we operate were to deteriorate, our business, financial condition, and results of operations will likely be materially and/or adversely affected.

Our results may be affected by the fluctuation in sales in the consumer entertainment market.

Because we sell products in the consumer entertainment market, we are likely to be affected by seasonality in the sales of our products. Further, a decline in consumer confidence and consumer spending relating to economic conditions, terrorist attacks, armed conflicts, oil prices, global health conditions, natural disasters, and/or the political stability of countries that we operate in or sell into could have a material adverse effect on our business.

Our products may be subject to average selling prices that decline over short time periods. If we are unable to increase our volumes, introduce new or enhanced products with higher selling prices, or reduce our costs, our business and operating results could be harmed.

Historically in the semiconductor industry, average selling prices of products have decreased over time. If the average selling price of any of our products decline and we are unable to increase our unit volumes, introduce new or enhanced products with higher margins, and/or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, our operating results may be adversely affected. In addition, because of procurement lead times, we are limited in our ability to reduce total costs quickly in response to any sales shortfalls. Because of these factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

Our failure to develop and introduce in a timely manner new products that gain market acceptance could harm our operating results.

Our success depends upon our ability to develop new products for new and existing markets, to introduce these products in a timely and cost-effective manner, and to have these products gain market acceptance. New product introductions involve significant investment of resources and potential risks. Delays in new product introductions or less-than-anticipated market acceptance of our new products are possible and would have an adverse effect on our sales and earnings. The development of new products is highly complex and, from time-to-time, we have experienced delays in developing and introducing these new products. Successful product development and introduction depend on a number of factors including, but not limited to:

- proper new product definition;
- timely completion of design and testing of new products;
- assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp;
- successfully developing and implementing the software necessary to integrate our products into our customers' products;
- achievement of acceptable manufacturing yields;
- availability of wafer fabrication, assembly, and test capacity;
- market acceptance of our products and the products of our customers; and
- obtaining and retaining industry certification requirements.

Both sales and margins may be materially affected if new product introductions are delayed, or if our products are not designed into successive generations of new or existing customers' products. We may not be able to meet these challenges, or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Our failure to develop and introduce new products successfully could harm our business and operating results.

Successful product design and development is dependent on our ability to attract, retain and motivate qualified design engineers, of which there is a limited number. Due to the complexity and variety of analog and high-precision analog and mixed-signal circuits, the limited number of qualified integrated circuit designers and the limited effectiveness of computer-aided design systems in the design of analog and mixed-signal ICs, we cannot provide assurances that we will be able to successfully develop and introduce new products on a timely basis.

We have significant international sales, and risks associated with these sales could harm our operating results.

Export sales, principally to Asia, include sales to U.S-based customers with manufacturing plants overseas and represented 82 percent, 79 percent, and 68 percent of our net sales in fiscal years 2011, 2010, and 2009, respectively. We expect export sales to continue to represent a significant portion of product sales. This reliance on international sales subjects us to the risks of conducting business internationally, including risks associated with political and economic instability, global health conditions, currency controls, exchange rate fluctuations and changes in import/export regulations, tariff and freight rates, as well as the risks of natural disaster, especially in Asia. For example, the financial instability in a given region may have an adverse impact on the financial position of end users in the region, which could affect future orders and harm our results of operations. Our international sales operations involve a number of other risks including, but not limited to:

- unexpected changes in government regulatory requirements;
- changes to countries' banking and credit requirements;
- changes in diplomatic and trade relationships;
- delays resulting from difficulty in obtaining export licenses for technology;
- tariffs and other barriers and restrictions;
- competition with non-U.S. companies or other domestic companies entering the non-U.S. markets in which we operate;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- political instability; and
- the burdens of complying with a variety of non-U.S. laws.

In addition, our competitive position may be affected by the exchange rate of the U.S. dollar against other currencies. Consequently, increases in the value of the dollar would increase the price in local currencies of our products in non-U.S. markets and make our products relatively more expensive. Alternatively, decreases in the value of the dollar will increase the relative cost of our and our vendors' operations that are based overseas. We cannot provide assurances that regulatory, political and other factors will not adversely affect our operations in the future or require us to modify our current business practices.

We are subject to the export control regulations of the U.S. Department of State and the Department of Commerce. A violation of these export control regulations could have a material adverse effect on our business or our results of operations, cash flows, or financial position.

The nature of our international business, and in particular, the manufacture and sale of certain products from our Apex Precision Power Product line, subjects us to the export control regulations of the U.S. Department of State and the Department of Commerce. If these export control regulations are violated, it could result in monetary penalties and denial of export privileges. The government is very strict with respect to compliance and has served notice generally that failure to comply with these regulations may subject guilty parties to fines and/or imprisonment. Although we are not aware of any material violation of any export control regulations, a failure to comply with any of the above mentioned regulations could have a material adverse effect on our business.

Our international operations subject our business to additional political and economic risks that could have an adverse impact on our business.

In addition to export sales constituting a large portion of our net sales, we maintain international operations, sales, and technical support personnel. International expansion has required, and will continue to require, significant management attention and resources. There are risks inherent in expanding our presence into non-U.S. regions, including, but not limited to:

- difficulties in staffing and managing non-U.S. operations;
- failure of non-U.S. laws to adequately protect our U.S. intellectual property, patent, trademarks, copyrights know-how and other proprietary rights;
- global health conditions and potential natural disasters;
- political and economic instability in international regions;
- international currency controls and exchange rate fluctuations;
- vulnerability to terrorist groups targeting American interests abroad; and
- legal uncertainty regarding liability and compliance with non-U.S. laws and regulatory requirements.

If we are unable to successfully manage the demands of our international operations, it may have a material adverse effect on our business, financial condition, or results of operations.

Our failure to manage our distribution channel relationships could adversely affect our business.

The future of our business, as well as the future growth of our business, will depend in part on our ability to manage our relationships with current and future distributors and external sales representatives and to develop additional channels for the distribution and sale of our products. The inability to successfully manage these relationships could adversely affect our business.

Strong competition in the semiconductor market may harm our business.

The IC industry is intensely competitive and is frequently characterized by rapid technological change, price erosion, technological obsolescence, and a push towards IC component integration. Because of shortened product life cycles and even shorter design-in cycles in a number of the markets that we serve, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. In the event that competitors succeed in supplanting our products, our market share may not be sustainable and our net sales, gross margin and operating results would be adversely affected. Additionally, further component integration could eliminate the need for our products.

We compete in a number of fragmented markets. Our principal competitors in these markets include AKM Semiconductor Inc., Analog Devices Inc., Austriamicrosystems AG, Freescale Semiconductor Inc., Integrated Device Technology Inc., iWatt Inc., Infineon Technologies AG, Linear Technologies Corporation, Maxim Integrated Products Inc., NXP Semiconductors N.V., ON Semiconductor Corporation, Power Integrations Inc., Realtek Semiconductor Corporation, ST Microelectronics N.V., Texas Instruments, Inc., and Wolfson Microelectronics plc. Many of these competitors have greater financial, engineering, manufacturing, marketing, technical, distribution, and other resources; broader product lines; broader intellectual property portfolios; and longer relationships with customers. We also expect intensified competition from emerging companies and from customers who develop their own IC products. In addition, some of our current and future competitors maintain their own fabrication facilities, which could benefit them in connection with cost, capacity, and technical issues.

Increased competition could adversely affect our business. We cannot provide assurances that we will be able to compete successfully in the future or that competitive pressures will not adversely affect our financial condition and results of operations. Competitive pressures could reduce market acceptance of our products and result in price reductions and increases in expenses that could adversely affect our business and our financial condition.

We may be unable to protect our intellectual property rights.

Our success depends in part on our ability to obtain patents and to preserve our other intellectual property rights covering our products. We seek patent protection for those inventions and technologies for which we believe such protection is suitable and is likely to provide a competitive advantage to us. We also rely on trade secrets, proprietary technology, non-disclosure and other contractual terms, and technical measures to protect our technology and manufacturing knowledge. We work actively to foster continuing technological innovation to maintain and protect our competitive position. We cannot provide assurances that steps taken by us to protect our intellectual property will be adequate, that our competitors will not independently develop or design around our patents, or that our intellectual property will not be misappropriated. In addition, the laws of some non-U.S. countries may not protect our intellectual property as well as the laws of the United States.

Any of these events could materially and adversely affect our business, operating results, and financial condition. Policing infringement of our technology is difficult, and litigation may be necessary in the future to enforce our intellectual property rights. Any such litigation could be expensive, take significant time, and divert management's attention from other business concerns.

Potential intellectual property claims and litigation could subject us to significant liability for damages and could invalidate our proprietary rights.

The IC industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may find it necessary to initiate a lawsuit to assert our patent or other intellectual property rights. These legal proceedings could be expensive, take significant time, and divert management's attention from other business concerns. We cannot provide assurances that we will ultimately be successful in any lawsuit, nor can we provide assurances that any patent owned by us will not be invalidated, circumvented, or challenged. We cannot provide assurances that rights granted under our patents will provide competitive advantages to us, or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all.

As is typical in the IC industry, we and our customers have, from time to time, received and may in the future receive, communications from third parties asserting patents, mask work rights, or copyrights. In the event third parties were to make a valid intellectual property claim and a license was not available on commercially reasonable terms, our operating results could be harmed. Litigation, which could result in substantial cost to us and diversion of our management, technical and financial resources, may also be necessary to defend us against claimed infringement of the rights of others. An unfavorable outcome in any such suit could have an adverse effect on our future operations and/or liquidity.

If we fail to attract, hire and retain qualified personnel, we may not be able to develop, market, or sell our products or successfully manage our business.

Competition for highly qualified personnel in our industry is intense. The number of technology companies in the geographic areas in which we operate is greater than it has been historically and we expect competition for qualified personnel to intensify. There are only a limited number of people in the job market with the requisite skills. Our Human Resources organization focuses significant efforts on attracting and retaining individuals in key technology positions. The loss of the services of key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers, or manage our business effectively.

We may acquire other companies or technologies, which may create additional risks associated with our ability to successfully integrate them into our business.

We continue to consider future acquisitions of other companies, or their technologies or products, to improve our market position, broaden our technological capabilities, and expand our product offerings. If we are able to acquire companies, products or technologies that would enhance our business, we could experience difficulties in integrating them. Integrating acquired businesses involves a number of risks, including, but not limited to:

- the potential disruption of our ongoing business;
- unexpected costs or incurring unknown liabilities;
- the diversion of management resources from other strategic and operational issues;
- the inability to retain the employees of the acquired businesses;
- difficulties relating to integrating the operations and personnel of the acquired businesses;
- adverse effects on the existing customer relationships of acquired companies;
- the potential incompatibility of business cultures;
- adverse effects associated with entering into markets and acquiring technologies in areas in which we have little experience; and
- acquired intangible assets becoming impaired as a result of technological advancements, or worse-than-expected performance of the acquired company.

If we are unable to successfully address any of these risks, our business could be harmed.

Future transactions may limit our ability to use our net operating loss carryforwards.

As of March 26, 2011, we had U.S. federal tax net operating loss ("NOL") carryforwards of approximately $423.7 million. These NOL carryforwards may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. There is a risk we may not be able to generate taxable income in the future in the amount necessary to fully utilize all of these NOLs. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOL carry forwards to reduce its tax liability. If we were at some point in the future to experience an "ownership change" as defined in Section 382 of the Code, our use of the net operating loss carryforwards and credit carryforwards may be limited as described in the Code.

Our financial results may be adversely affected by changes in the valuation allowance on our deferred tax assets.

The Company has a significant amount of deferred tax assets. Our ability to recognize these deferred tax assets is dependent upon our ability to determine whether it is more likely than not that we will be able to realize, or actually use, these deferred tax assets. That determination depends primarily on our ability to generate future U.S. taxable income. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to the net deferred tax asset and an accompanying reduction or increase in net income in the period in which such determinations are made.

Our stock price has been and is likely to continue to be volatile.

The market price of our common stock fluctuates significantly. This fluctuation has been or may be the result of numerous factors, including, but not limited to:

- actual or anticipated fluctuations in our operating results;
- announcements concerning our business or those of our competitors, customers, or suppliers;
- loss of a significant customer, or customers;
- changes in financial estimates by securities analysts or our failure to perform as anticipated by the analysts;

- news, commentary, and rumors emanating from the media relating to us, our customers, or the industry. These reports may be unrelated to the actual operating performance of the company, and in some cases, may be potentially misleading or incorrect;
- announcements regarding technological innovations or new products by us or our competitors;
- announcements by us of significant acquisitions, strategic partnerships, joint ventures, or capital commitment;
- announcements by us of significant divestitures or sale of certain assets or intellectual property;
- litigation arising out of a wide variety of matters, including, among others, employment matters and intellectual property matters;
- departure of key personnel;
- single significant stockholders selling for any reason;
- general conditions in the IC industry; and
- general market conditions and interest rates.

We have provisions in our certification of incorporation and Bylaws, and are subject to certain provisions of Delaware law, which could prevent, delay or impede a change of control of our company. These provisions could affect the market price of our stock.

Certain provisions of Delaware law and of our Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if our stockholders support the acquisition. These provisions include, but are not limited to:

- the inability of stockholders to call a special meeting of stockholders;
- a prohibition on stockholder action by written consent; and
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders.

We are also subject to the anti-takeover laws of Delaware that may prevent, delay or impede a third party from acquiring or merging with us, which may adversely affect the market price of our common stock.

We are subject to the risks of owning real property.

We have purchased land for the purpose of building our U.S. headquarters in Austin, Texas, and we own our facility in Tucson, Arizona. The purchase of land and the current construction of our U.S. headquarters, along with the ownership of our facility in Tucson, subject us to the risks of owning real property, which may include:

- the possibility of environmental contamination and the costs associated with correcting any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhood in which the property is located, or other factors;
- increased cash commitments for constructing a new building in Austin, Texas, or improving the current building and property in Tucson, Arizona; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of fire, floods, or other natural disasters.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

As of May 1, 2011, our principal leased facilities, located in Austin, Texas, consisted of approximately 214,000 square feet of office space. This leased space includes our headquarters and engineering facility, which has 197,000 square feet with lease terms that extend into the summer of calendar year 2012, excluding lease extension options, and 17,000 square feet of leased space at our failure analysis facility with lease terms that extend into calendar year 2013. We have subleased approximately 38,000 square feet of space at our Austin headquarters with sublease terms that extend into the summer of calendar year 2012. In addition, we own an engineering, administrative, and assembly facility in Tucson, Arizona, which primarily houses employees who design, manufacture, and sell the Apex brand of products.

In February 2011, the Company commenced construction of its future corporate headquarters in Austin, Texas. We anticipate completing the construction of the facility in the summer of calendar year 2012, at which time we expect to relocate our Austin employees from their current leased facilities. The new headquarters facility will consist of approximately 135,000 square feet of office space, and the Company will be the sole occupant of this new office space.

In September 2010, the lease for our former design facility in Boulder, Colorado terminated. The Company did not renew this lease agreement.

We do not anticipate difficulty in either retaining occupancy at any of our facilities through lease renewals prior to expiration or replacing them with equivalent facilities, and we believe that our existing facilities are suitable and adequate for our present purposes.

Below is a detailed schedule that identifies our occupied leased and owned property locations as of May 1, 2011, with various lease terms through fiscal year 2014:

Design Centers	Sales Support Offices – USA	Sales Support Offices – International
Austin, Texas	Burlington, Massachusetts	Hong Kong, China
Tucson, Arizona		Shanghai, China
		Shenzhen, China
		Tokyo, Japan
		Singapore
		Seoul, South Korea
		Taipei, Taiwan
		Buckinghamshire, United Kingdom

See Note 8 "*Commitments and Contingencies*" and Note 11 "*Restructuring Costs and Other, net*" of the Notes to Consolidated Financial Statements contained in Item 8 for further detail.

ITEM 3. *Legal Proceedings*

As of the balance sheet date, to the best of our knowledge, the Company is not a party to any material pending litigation. From time to time, various claims, charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, intellectual property, employment disputes, as well as other issues. Frequent claims and litigation involving these types of issues are not uncommon in our industry. As to any of these potential claims or litigation, we cannot predict the ultimate outcome with certainty.

ITEM 4. ***Reserved***

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our Common Stock is traded on the NASDAQ Global Select Market under the symbol CRUS. The following table shows, for the periods indicated, the high and low intra-day sales prices for our Common Stock.

	High	Low
Fiscal year ended March 26, 2011		
First quarter	$18.85	$ 7.86
Second quarter	21.20	14.55
Third quarter	19.07	12.39
Fourth quarter	25.48	15.86
Fiscal year ended March 27, 2010		
First quarter	$ 4.98	$ 3.25
Second quarter	6.22	4.01
Third quarter	6.89	4.51
Fourth quarter	8.13	6.23

As of May 20, 2011, there were approximately 752 holders of record of our Common Stock.

We have not paid cash dividends on our Common Stock and currently intend to continue a policy of retaining any earnings for reinvestment in our business.

The information under the caption "Equity Compensation Plan Information" in our 2011 Proxy Statement is incorporated herein by reference.

In the third quarter of the current fiscal year, the Company repurchased approximately 1.8 million shares of the Company's stock, at a total cost of $22.8 million, or $12.94 per share. Of this amount, 1.5 million shares of the Company's stock were repurchased pursuant to the $20 million share repurchase program authorized by the Board of Directors in January 2009. An additional 216 thousand shares were repurchased in the third quarter of fiscal year 2011, at a cost of $2.8 million, under a new $80 million share repurchase program approved by our Board of Directors and which the Company publicly announced on November 4, 2010. All shares of our common stock that were repurchased under these share repurchase programs were cancelled upon consummation of the daily repurchase transactions.

Stock Price Performance Graph

The following graph and table show a comparison of the five-year cumulative total stockholder return, calculated on a dividend reinvestment basis, for Cirrus Logic, the S&P 500 Composite Index (the "S&P 500"), and the Semiconductor Subgroup of the S&P Electronics Index (the "S&P Semiconductors Index").


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100
on March 25, 2006
Cirrus Logic, Inc.
S&P 500 Index
S&P 500 Semiconductors Index
DOLLARS
300
250
200
150
100
50
0
3/06
3/07
3/08
3/09
3/10
3/11

	3/25/06	3/31/07	3/29/08	3/28/09	3/27/10	3/26/11
Cirrus Logic, Inc.	**100.00**	**88.97**	**77.00**	**46.46**	**91.64**	**245.76**
S&P 500 Index	**100.00**	**111.16**	**104.92**	**66.80**	**97.57**	**112.08**
S&P 500 Semiconductors Index	**100.00**	**92.73**	**86.81**	**64.25**	**97.69**	**108.96**

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on March 25, 2006, and that all dividends were reinvested. No cash dividends were declared on our common stock during the periods presented.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

The information in this Form 10-K appearing under the heading "Stock Price Performance Graph" is being "furnished" pursuant to Item 2.01(e) of Regulation S-K under the securities Act of 1933, as amended, and shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 6. *Selected Consolidated Financial Data*

The information contained below should be read along *with Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations* and *Item 8 — Financial Statements and Supplementary Data (*Amounts in thousands, except per share amounts).

	Fiscal Years				
	2011	2010	2009	2008	2007
	(1)	(1)	(1)	(3)	(4)
Net sales	$ 369,571	$ 220,989	$ 174,642	$ 181,885	$ 182,304
Net Income (loss)	203,503	38,398	3,475	(5,846)	27,895
Basic earnings (loss) per share	$ 3.00	$ 0.59	$ 0.05	$ (0.07)	$ 0.32
Diluted earnings (loss) per share	$ 2.82	$ 0.59	$ 0.05	$ (0.07)	$ 0.31
Financial position at year end:					
Cash, cash equivalents, restricted investments and marketable securities(2)	$ 215,055	$ 141,626	$ 120,232	$ 187,498	$ 271,715
Total assets	496,621	267,610	207,004	298,306	353,060
Working capital	267,416	142,965	126,908	194,665	286,417
Long-term obligations	6,188	7,119	8,328	9,381	13,503
Total stockholders' equity(2)	$ 438,379	$ 218,601	$ 172,928	$ 240,935	$ 304,937

1) Refer to the consolidated financial statements and the Notes thereto contained in Item 8 of this Form 10-K for fiscal years 2011, 2010, and 2009 for an expanded discussion of factors that materially affect the comparability of the information reflected in the selected consolidated financial data presented above.

2) The reduction in cash, cash equivalents, restricted investments, and marketable securities, as well as total stockholders' equity, in fiscal years 2008 and 2009 was primarily attributable to the completion of a $150 million stock repurchase program, which commenced in late fiscal year 2008 and was completed in fiscal year 2009. Additionally, the Company completed the acquisition of Apex Microtechnology in fiscal year 2008.

3) Net income in fiscal year 2008 was unfavorably impacted by a $10.5 million restructuring charge, a $4.6 million charge to increase the valuation allowance on our U.S. deferred tax assets, a $4.5 million increase in research and development expenses primarily attributable to the acquisition of Apex Microtechnology, a $3.7 million charge for an impairment of non-marketable securities, and a $1.8 million charge for acquired in-process research and development associated with the Apex Microtechnology acquisition.

4) Net income in fiscal year 2007 was favorably impacted by an $8.4 million benefit for income taxes, attributable to the release of $7.8 million of the valuation allowance that had been placed on our U.S. deferred tax assets. Net income in fiscal year 2007 was unfavorably impacted by a $4.3 million charge for an impairment of non-marketable securities, a $1.1 million restructuring charge, and a $1.9 million charge for acquired in-process research and development associated with an acquisition completed on December 29, 2006.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion in conjunction with our audited historical consolidated financial statements and notes thereto, which are included elsewhere in this Form 10-K. Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. Actual results could differ materially because of the factors discussed in Part I, Item 1A. "Risk Factors" of this Form 10-K.

Overview

We were incorporated in California in 1984, became a public company in 1989, and were reincorporated in the State of Delaware in February 1999. Initially, our focus was on providing ICs for personal computer applications, including personal computer ("PC") graphics and storage. In 2001, we refocused our business efforts away from these areas, which we believed had become commodity-like in terms of pricing and offered diminished opportunities for sustained product differentiation and profitability. We reinforced our commitment to operate efficiently and profitably by taking strategic actions beginning in 2005 to improve our top and bottom line growth, including: (1) improving efficiencies by focusing on our mixed-signal audio and energy product lines, (2) divesting our digital video product line assets and non-core products to focus on our core strengths, and (3) enhancing our capital structure by completing a $150 million stock repurchase program in fiscal year 2009 to increase long-term stockholder value. We continued this process in fiscal years 2010 and 2011 by focusing on winning new designs, growing our market share in portable audio products in particular, completing another $20 million stock repurchase program, announcing another $80 million stock buyback, and by laying the foundation for growth in our energy products.

Fiscal Year 2011

In fiscal year 2011 we continued our strategy of targeting and developing relationships with Tier 1 customers in growing markets, such as portable audio products, including smartphones; automobile audio amplifiers; and energy measurement and energy control. We build on our diverse analog and signal-processing patent portfolio by delivering highly optimized products for a variety of audio and energy-related applications. While we dedicate substantial resources and investments towards portable audio products, we are also investing in energy-related applications. Our current investments in the Energy product lines are focused on energy measurement and the energy control areas such as power factor correction, motor control, and lighting. We have received our first digital LED lighting controller back from the fab, and have a Tier 1 customer currently evaluating the use of this device.

Fiscal year 2011 net sales of $369.6 million represented a 67 percent increase over fiscal year 2010 net sales of $221.0 million. Audio product line sales of $264.8 million in fiscal year 2011 represented a 72 percent increase over fiscal year 2010 sales of $153.7 million, and were primarily attributable to higher sales of portable audio and surround codec products. Energy product line sales of $104.7 million in fiscal year 2011 represented a 56 percent increase over fiscal year 2010 sales of $67.3 million, and were primarily attributable to higher seismic, power meter, and power amplification products.

Overall gross margin of 54.7 percent for fiscal year 2011 reflects an increase from fiscal year 2010 margin of 53.7 percent due to enhanced supply chain management, activity within the energy product line, and in particular to the sales of seismic, power meter, and power amplification products.

With expanding design win opportunities in both our audio and energy product lines, the Company continued to take advantage of the availability of engineering talent, which resulted in an increase of 64 research and development employees, or 26 percent, as compared to the end of fiscal year 2010.

The Company achieved net income of $203.5 million in fiscal year 2011, which included a benefit for income taxes in the amount of $119.3 million as a result of the realization of an additional $120.0 million of net deferred tax assets. Finally, the Company's cash, cash equivalents and investments balances as of March 26, 2011, of $215.1 million reflects an increase of $73.5 million, or 52 percent, over the ending balances from the prior fiscal year.

Fiscal Year 2010

Fiscal year 2010 net sales of $221 million represented a 27 percent increase over fiscal year 2009 net sales of $174.6 million. Increased sales from our audio product line, in particular portable audio and surround codec products, were key drivers in the overall improvement in top-line revenues in fiscal year 2010 versus the prior fiscal year.

While fiscal year 2010 net sales from our energy product line reflected a net 13 percent reduction from fiscal year 2009 results, the energy product line ended its fiscal year on a positive note with increased sales of seismic and power meter products, as well as improved performance from ARM and communication products. We saw improvements in a variety of our energy product lines throughout fiscal year 2010, as our traditional industrial business benefitted from the improving economy. Seismic product sales were down from prior year peak levels, although they improved sequentially throughout fiscal year 2010.

Overall gross margin of 53.7 percent for fiscal year 2010 reflected a decrease from fiscal year 2009 margin of 55.6 percent due to the recent growth in sales of portable audio products, as well as a mix change to lower margin products in our energy product line driven primarily by a reduction in seismic product sales in fiscal year 2010. The Company achieved net income of $38.4 million in fiscal year 2010, which included an $11.9 million recognition of deferred tax assets. The $38.4 million of net income in fiscal year 2010 represented an increase of $34.9 million over fiscal year 2009 net income of $3.5 million. Finally, the Company's cash, cash equivalents and investments balances as of March 27, 2010, of $141.6 million reflects an increase of $21.4 million over the ending balances from the prior fiscal year.

Fiscal Year 2009

For fiscal year 2009, net sales were down approximately 4 percent from the preceding year. However, our strength in revenue from new products and prudent expense management were key drivers in the Company maintaining bottom-line profitability for the year as a whole while establishing a solid base for future growth.

Results of Operations

The following table summarizes the results of our operations for each of the past three fiscal years as a percentage of net sales. All percentage amounts were calculated using the underlying data, in thousands:

	Fiscal Years Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Audio products	72%	70%	56%
Energy products	28%	30%	44%
Net sales	100%	100%	100%
Gross margin	55%	54%	56%
Research and development	17%	23%	26%
Selling, general and administrative	16%	21%	26%
Restructuring costs and other, net	—%	—%	—%
Impairment of (proceeds from) non-marketable securities	—%	—%	—%
Provision (benefit) for litigation expenses and settlements	—%	(1%)	1%
Patent agreement, net	(1%)	—%	—%
Impairment of intangible assets	—%	—%	1%
Income from operations	23%	11%	2%
Interest income	—%	1%	2%
Other income (expense), net	—%	—%	—%
Income before income taxes	23%	12%	4%
Provision (benefit) for income taxes	(32%)	(5%)	2%
Net income	55%	17%	2%

Net Sales

We report sales in two product categories: audio products and energy products. Our sales by product line are as follows (in thousands):

	March 26, 2011	March 27, 2010	March 28, 2009
Audio products	$ 264,840	$ 153,661	$ 97,293
Energy products	104,731	67,328	77,349
Total	$ 369,571	$ 220,989	$ 174,642

Net sales for fiscal year 2011 increased 67 percent, to $369.6 million from $221.0 million in fiscal year 2010. The increase in net sales reflects a $111.2 million increase in audio product sales and a $37.4 million increase in energy product sales. The audio products group experienced growth primarily from the sales of portable and surround codecs products, while the energy product group sales increases were primarily attributable to sales of seismic, power meter, and power amplification products.

Net sales for fiscal year 2010 increased 27 percent, to $221.0 million from $174.6 million in fiscal year 2009. The increase in net sales reflects a $56.4 million increase in audio product sales and a $10.0 million decrease in energy product sales. The audio products group experienced growth from the sales of portable and surround codecs products, which were partially offset by decreases in ADC and interface product sales. Within the energy product group, sales decreases were primarily attributable to lower sales of seismic, communications, and ARM processor-based products. These decreases were partially offset by an increase in power meter products sales.

Export sales, principally to Asia, including sales to U.S.-based customers that manufacture products at plants overseas, were approximately $302.7 million in fiscal year 2011, $173.6 million in fiscal year 2010, and $119.5 million in fiscal year 2009. Export sales to customers located in Asia were 70 percent, 65 percent, and 48 percent of net sales in fiscal years 2011, 2010, and 2009, respectively. All other export sales represented 12 percent, 14 percent, and 20 percent of net sales in fiscal years 2011, 2010, and 2009, respectively.

Our sales are denominated primarily in U.S. dollars. During fiscal years 2011, 2010, and 2009, we did not enter into any foreign currency hedging contracts.

Gross Margin

Overall gross margin of 54.7 percent for fiscal year 2011 reflects an increase from fiscal year 2010 margin of 53.7 percent, primarily due to enhanced supply chain management, sales activity within the energy product line, and in particular to the sales of seismic, power meter, and power amplification products. The sale of product written down in prior fiscal years contributed approximately $1.5 million, or 0.4 percent, to gross margin compared to approximately $1.3 million, or 0.6 percent, in fiscal year 2010. In total, excess and obsolete inventory charges, including scrapped inventory, increased by $5.1 million from fiscal year 2010 and resulted in a decrease of gross margin by 1.4 percent. The $5.1 million increase in excess and obsolete inventory charges was primarily attributable to a charge of approximately $4.2 million in the fourth quarter of the Company's current fiscal year due to a production issue with a new audio device that entered high volume production in March 2011.

Gross margin was 54 percent in fiscal year 2010, down from 56 percent in fiscal year 2009. The decrease in margin from fiscal year 2009 was mainly due to changes in both customer and product mix. While the audio product group experienced a slight increase in margin from fiscal year 2009 to fiscal year 2010 and the energy group margins were essentially unchanged for this comparable period, the increase in the percentage of sales from the audio group in fiscal year 2010 caused a net reduction in overall margins. The sale of product that had been written down in prior fiscal years contributed approximately $1.3 million, or 0.6 percent, to gross margin compared to a contribution of approximately $1.6 million, or 0.9 percent, in fiscal year 2009. In total, excess and obsolete inventory charges increased by $0.6 million from fiscal year 2009, which resulted in a decrease in gross margin by 0.3 percent.

Research and Development Expenses

Fiscal year 2011 research and development expenses of $63.9 million reflect an increase of $12.5 million, or 24 percent, from fiscal year 2010. The variance was primarily due to a 26 percent increase in research and development headcount and associated employee expenses, including variable compensation attributable to improved operating profit. Additionally, employment expenses also increased primarily due to contract labor costs and employee hiring related expenses.

Fiscal year 2010 research and development expenses of $51.4 million reflect an increase of $7.1 million, or 16 percent, from fiscal year 2009. The increase was primarily due to $3.5 million in salary and benefit costs associated with research and development personnel, whose headcount increased 12 percent in fiscal year 2010 as compared to fiscal year 2009. Additionally, product development expenses increased $2.8 million, primarily due to higher photo-mask expenses. These increases in research and development expenses were partially offset by non-recurring engineering work performed and billed to third parties, which resulted in a $0.6 million reduction in research and development expenses.

Selling, General and Administrative Expenses

Fiscal year 2011 selling, general and administrative expenses of $58.1 million reflect an increase of $12.1 million, or 26 percent, compared to fiscal year 2010. The $12.1 million increase was primarily attributable to increased variable compensation costs driven by improved operating profit, as well as to higher stock option expenses and external sales representative commissions. The number of employees in the selling, general, and administrative expense category remained essentially unchanged from the end of fiscal year 2010.

Fiscal year 2010 selling, general and administrative expenses of $45.9 million reflect an increase of $0.6 million, or 1 percent, compared to fiscal year 2009 as an increase in salaries and benefits costs was offset by decreased expenses across several expense categories. A $2.3 million increase in salaries and benefits costs was primarily attributable to increased headcount, and also due to higher sales commissions brought on by increased product sales and fluctuations in commissionable product mix in fiscal year 2010 versus fiscal year 2009. Offsetting this increase was a $0.6 million reduction in net rent expenses, a $0.6 decrease in marketing expenses, and a $0.5 million reduction in professional expenses.

Restructuring Costs and Other, net

During fiscal year 2010, we recorded net restructuring charges of $0.5 million as a separate line item on the statement of operations in operating expenses under the caption *"Restructuring costs and other, net."* The restructuring charge was primarily due to revised sublease assumptions for lease space within our corporate headquarters building.

As of March 26, 2011, we have a remaining restructuring accrual for all of our past restructurings of $0.4 million, primarily related to future lease payments net of anticipated subleases that will be paid over the respective lease terms through the summer of calendar year 2012. We have classified $0.1 million of this restructuring accrual as long-term.

Impairment of (Proceeds From) Non-Marketable Securities

In the second quarter of the current fiscal year, the Company recognized a loss on the impairment of an equity investment in the amount of $0.5 million. Our original investment was in the form of a note receivable, which was then converted into an equity security during the second quarter of the current fiscal year. After the conversion, we determined that an impairment indicator existed related to our cost method investment. We performed a fair value analysis of our cost method investment in accordance with FASB ASC Topic 320 — *"Investments — Debt and Equity Securities."* Based on the results of this analysis as of September 25, 2010, we recognized an impairment of $0.5 million to reduce the carrying value of the cost method investment to zero. The impairment was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of (proceeds from) non-marketable securities."*

In the third quarter of fiscal year 2010, as part of a convertible note financing round for Magnum Semiconductor, Inc. ("Magnum"), a company that we had previously had an investment in, we received proceeds of $500 thousand from Magnum as consideration for our ownership interest in Magnum securities, which in fiscal year 2008 had previously been fully impaired. The proceeds were recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of (proceeds from) non-marketable securities."*

Provision (Benefit) For Litigation Expenses and Settlements

During the fourth quarter of the current fiscal year, in response to certain patent infringement allegations, the Company incurred $57 thousand as part of the execution of a Settlement and License Agreement. During the third quarter of fiscal year 2011, the Company received proceeds of $113 thousand reflecting the final resolution of litigation with Silvaco Data Systems. Of this amount, $30 thousand represented the settlement awarded to the Company, and the balance represented recoveries of certain litigation expenses and interest. Finally, during the first quarter of fiscal year 2011, the Company incurred $135 thousand in settlement costs related to a dispute with a former distributor of the Company's products. These transactions, in the cumulative net amount of $162 thousand, are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Provision (benefit) for litigation expenses and settlements."*

On March 23, 2009, a lawsuit was filed against the Company alleging patent infringement. During the third quarter of fiscal year 2010, a settlement agreement was concluded which resulted in Cirrus Logic recognizing a $135 thousand charge related to the suit. In a separate matter, on June 17, 2009, during the first quarter of fiscal year 2010, the Company received proceeds of a net $2.7 million from its insurance carrier as part of the final settlement of litigation where a purported stockholder filed a derivative lawsuit in the state district court in Travis county, Texas against current and former officers and directors of the Company related to certain prior grants of stock options by the Company. The proceeds of $2.7 million were recorded as a recovery of costs previously incurred in accordance with FASB ASC Topic 450, "*Contingencies*." The combined net amount of $2.6 million from these two fiscal year 2010 transactions are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Provision (benefit) for litigation expenses and settlements."*

During fiscal year 2009, we recognized a $2.2 million charge related to legal fees and expenses associated with the derivative lawsuits. The charge was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption "*Provision (benefit) for litigation expenses and settlements.*"

Patent Agreement, Net

On July 13, 2010, we entered into a Patent Purchase Agreement for the sale of certain Company owned patents. As a result of this agreement, on August 31, 2010, the Company received cash consideration of $4.0 million from the purchaser. The proceeds were recorded as a recovery of costs previously incurred and are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Patent agreement, net."*

On June 11, 2009, we entered into a Patent Purchase Agreement for the sale of certain Company owned patents and on August 26, 2009, the Company received cash consideration of $1.4 million from the purchaser. The proceeds were recorded as a recovery of costs previously incurred and are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Patent agreement, net."*

Impairment of Intangible Assets

In the fourth quarter of fiscal year 2009, we noted several impairment indicators surrounding patents that we acquired in June 2007. We performed an impairment analysis under FASB ASC Topic 360 *"Property, Plant, and Equipment,"* and noted that the undiscounted cash flows estimated to be generated from these patents were less than the carrying amount of the assets. We then compared the estimated fair value of these assets to their carrying amount and recognized an impairment loss of $2.1 million. The impairment was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of intangible assets."*

Interest Income

Interest income in fiscal years 2011, 2010, and 2009, was $0.9 million, $1.3 million, and $2.8 million respectively. The decrease in interest income in fiscal year 2011 compared to fiscal year 2010, as well as for fiscal year 2010 as compared to fiscal year 2009, was attributable to lower yields on invested capital.

Income Taxes

We recorded an income tax benefit of $119.3 million in fiscal year 2011 on a pre-tax income of $84.2 million, yielding an effective tax benefit rate of 142 percent. Our effective tax rate was lower than the U.S. statutory rate of 35 percent, primarily as a result of the release of a portion of the valuation allowance on certain deferred tax assets that have not yet been utilized. The release of a portion of the valuation allowance generated a $120.0 million tax benefit and was based on an evaluation of the net U.S. deferred tax assets that we expect are more likely than not to be utilized in the upcoming years as a result of projected net income.

We recorded an income tax benefit of $11.7 million in fiscal year 2010 on a pre-tax income of $26.7 million, yielding an effective tax benefit rate of 44 percent. Our effective tax rate was lower than the U.S. statutory rate of 35 percent, primarily as a result of the realization of deferred tax assets that had been fully reserved and the release of a portion of the valuation allowance on certain deferred tax assets that have not yet been utilized. The release of a portion of the valuation allowance generated an $11.8 million tax benefit and was based on an evaluation of the net U.S. deferred tax assets that we expect to utilize in the upcoming year as a result of projected tax basis net income.

We recorded an income tax provision of $2.7 million in fiscal year 2009 on a pre-tax income of $6.2 million, yielding an effective tax rate of 44 percent. Our effective tax rate was higher than the U.S. statutory rate of 35 percent primarily due to a $2.7 million charge to tax expense to increase the valuation allowance on our U.S. deferred tax assets.

We evaluate our ability to realize our deferred tax assets on a quarterly basis. We have deferred tax assets generated in non-U.S. jurisdictions that we have recognized since it is more likely than not that these assets will be realized.

Outlook

Based on our strategic plan, our long-term business model targets for the Company are annual revenue growth of 15 percent, gross margins of 55 percent, and operating profit of 20 percent. In fiscal year 2012, we anticipate revenue growth below this target in the first two quarters, with stronger revenue growth in the second half of the fiscal year when new product introductions from multiple customers begin shipping in full production.

Liquidity and Capital Resources

In fiscal year 2011, our net cash provided by operating activities was $86.9 million. The positive cash flow from operating activities was predominantly due to the cash components of our net income, which were partially offset by a $12.8 million reduction in working capital. In fiscal year 2010, our operating activities generated $25.1 million in cash. The positive cash flow from operating activities was predominantly due to the cash components of our net income, which were partially offset by a $14.0 million decrease in working capital. In fiscal year 2009, our operating activities generated $23.1 million in cash. The positive cash flow from operating activities was predominantly due to the cash components of our net income coupled with a $2.3 million increase in working capital.

In fiscal year 2011, we used approximately $74.2 million in cash from investing activities, principally due to the net purchase of $52.7 million in marketable securities. In addition, during fiscal year 2011, we invested

$20.1 million in property, equipment, and capitalized software, primarily attributable to the purchase of land for our new corporate headquarters in the amount of $10.8 million, coupled with $2.4 million in headquarters construction costs. During fiscal year 2011, we also incurred $1.5 million for investments in technology. In fiscal year 2010, we used approximately $42.6 million in cash from investing activities, principally due to the net purchase of $36.8 million in marketable securities. In addition, during fiscal year 2010, we invested $3.7 million in property, equipment, and capitalized software and $2.2 million in technology. In fiscal year 2009, we generated approximately $36.5 million in cash from investing activities, principally due to the net sale of $41.8 million in marketable securities. In addition, during fiscal year 2009, we invested $3.1 million in property, equipment, and capitalized software and $2.1 million in technology.

During fiscal years 2011, 2010, and 2009, we generated $31.0 million, $2.0 million and $2.6 million, respectively, in cash from financing activities related to the receipt of cash from common stock issuances as a result of the exercises of employee stock options and, in fiscal year 2009, our employee stock purchase plan. In fiscal years 2011 and 2009, the Company utilized approximately $22.8 million and $87.2 million in cash, respectively, to repurchase and retire portions of its outstanding common stock, as previously discussed in Part II — Item 5 — *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*.

As of March 26, 2011, we had restricted investments of $5.8 million, which primarily secures certain obligations under our lease agreement for our principal facility located in Austin, Texas. This facility is 197,000 square feet and houses our headquarters and engineering operations. The cash restriction for this lease agreement is reduced to $2.6 million in September 2011 and expires in May 2012.

As of March 26, 2011 the Company has no debt arrangements.

The Company has commenced construction of our planned new headquarters facility in Austin, Texas with completion expected in the summer of calendar year 2012. We estimate that as of March 26, 2011 the remaining facility construction costs will be approximately $30 million and will generally occur ratably throughout the construction process. In addition, we estimate that we will incur an additional $9 million in furniture, fixtures, and equipment in order to fully move our headquarters employees into this new facility. It is anticipated that the project will be funded internally from existing and future cash flows.

Although we cannot provide assurances to our stockholders that we will be able to generate cash in the future, we anticipate that our existing capital resources and cash flow generated from future operations will enable us to maintain our current level of operations for at least the next 12 months.

Off Balance Sheet Arrangements

As of March 26, 2011, the Company did not have any material off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations

In our business activities, we incur certain commitments to make future payments under contracts such as purchase orders, operating leases and other long-term contracts. The Company has no debt arrangements. Maturities under these contracts are set forth in the following table as of March 26, 2011:

	Payment due by period (In thousands)				
	< 1 year	1 – 3 years	3 – 5 years	> 5 years	Total
Facilities leases, net	$ 4,454	$ 1,922	$ —	$ —	$ 6,376
Equipment leases	18	21	5	—	44
Wafer purchase commitments	19,221	—	—	—	19,221
Assembly purchase commitments	2,647	—	—	—	2,647
Outside test purchase commitments	3,417	—	—	—	3,417
Manufacturing raw materials	1,723	—	—	—	1,723
Other purchase commitments	189	—	—	—	189
Total	$ 31,669	$ 1,943	$ 5	$ —	$ 33,617

Certain of our operating lease obligations include escalation clauses. These escalating payment requirements are reflected in the table.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements"* ("ASU 2010-06"), which amends the disclosure guidance with respect to fair value measurements. Specifically, the new guidance requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Critical Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements included in this report, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts. We evaluate the estimates on an on-going basis. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We believe the following critical accounting policies involve significant judgments and estimates that are used in the preparation of the consolidated financial statements:

- For purposes of determining the variables used in the calculation of stock compensation expense for stock options under the provisions of FASB ASC Topic 505, "*Equity*" and FASB ASC Topic 718, "*Compensation — Stock Compensation,*" we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option, and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our Consolidated Statement of Operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

- We recognize revenue in accordance with ASC Topic 605, "*Revenue Recognition,*" when all of the following criteria are met: persuasive evidence that an arrangement exists, delivery of goods has occurred, the sales price is fixed or determinable and collectability is reasonably assured. We evaluate our distributor arrangements, on a distributor by distributor basis, with respect to each of the four criteria above. For a majority of our distributor arrangements, we provide rights of price protection and stock rotation. As a result, revenue is deferred at the time of shipment to our domestic distributors and certain international distributors due to the determination that the ultimate sales price to the distributor is not fixed or determinable. Once the distributor has resold the product, and our final sales price is fixed or determinable, we recognize revenue for the final sales price and record the related costs of sales. For certain of our smaller international distributors, we do not grant price protection rights and provide minimal stock rotation rights. For these distributors, revenue is recognized upon delivery to the distributor, less an allowance for estimated returns, as the revenue recognition criteria have been met upon shipment.

  Further, the Company defers the associated cost of goods sold on our consolidated balance sheet, net within the deferred income on shipments to distributors' current liability caption. The Company routinely evaluates the products held by our distributors for impairment to the extent such products may be returned by the distributor within these limited rights and such products would be considered excess or obsolete if included within our own inventory. Products returned by distributors and subsequently scrapped have historically been immaterial to the Company. We believe this treatment is in accordance with ASC Topic 330-10-35, "*Inventory.*"

- The Company evaluates accounts receivable in accordance with FASB ASC Topic 310, "*Receivables.*" We maintain allowances for doubtful accounts for estimated losses resulting from the inability or failure of our customers to make required payments. We regularly evaluate our allowance for doubtful accounts based upon the age of the receivable, our ongoing customer relations, as well as any disputes with the customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, which could have a material effect on our operating results and financial position. Additionally, we may maintain an allowance for doubtful accounts for estimated losses on receivables from customers with whom we are involved in litigation. See Note 4 — *Accounts Receivable, net* of the Notes to Consolidated Financial Statements contained in Item 8.

- The Company evaluates inventory in accordance with FASB ASC Topic 330, "*Inventory.*" Inventories are recorded at the lower of cost or market, with cost being determined on a first-in, first-out basis. We write down inventories to net realizable value based on forecasted demand, management judgment, and the age of inventory. Actual demand and market conditions may be different from those projected by management, which could have a material effect on our operating results and financial position. See Note 2 — *Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements contained in Item 8.

- We evaluate the recoverability of property, plant, and equipment and intangible assets in accordance with FASB ASC Topic 360, "*Property, Plant, and Equipment,*" and FASB ASC Topic 350, "*Intangibles — Goodwill and Other.*" We test for impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. An impairment loss is recognized in the event the carrying value of these assets exceeds the fair value of the applicable assets. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, which could have a material effect on our operating results and financial position. See Note 7 — *Intangibles, net* of the Notes to Consolidated Financial Statements contained in Item 8.

- The Company evaluates goodwill and other intangible assets in accordance with FASB ASC Topic 350, "*Intangibles — Goodwill and Other.*" Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development ("IPR&D"). Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy and the semiconductor industry, or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with FASB ASC Topic 350, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period.

- Our available-for-sale investments, non-marketable securities and other investments are subject to a periodic impairment review pursuant to FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. This determination requires significant judgment and actual results may be materially different than our estimate. Marketable securities are evaluated for impairment if the decline in fair value below cost basis is significant and/or has lasted for an extended period of time. Non-marketable securities or other investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. For investments accounted for using the cost method of accounting, we evaluate information (e.g., budgets, business plans, financial statements) in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. When a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period's operating results to the extent of the decline. Actual values could be different from those estimated by management, which could have a material effect on our operating results and financial position. See Note 3 — *Marketable Securities* and Note 5 — *Non-Marketable Securities* of the Notes to Consolidated Financial Statements contained in Item 8.

- In accordance with Statement of FASB ASC Topic 740, "*Income Taxes,*" we provide for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company evaluates the ability to realize its deferred tax assets by using a three year forecast to determine the amount of net operating losses and other deferred tax assets that would be utilized if we achieved the results set forth in the three year forecast. The Company limited the forecast period to three years because of the cyclical and competitive nature of the semiconductor industry, and the Company's reliance on a key customer who accounted for approximately 47 percent of total sales in fiscal year 2011. There can be no assurance that we will achieve the results set forth in our three year forecast and our actual results may differ materially from our forecast.

We have provided a valuation allowance against a portion of our net U.S. deferred tax assets due to uncertainties regarding their realization. We evaluate our ability to realize our deferred tax assets basis by determining whether or not the anticipated future taxable income is expected to be sufficient to utilize the deferred tax assets that we have recognized. If our future income is not sufficient to utilize the deferred tax assets that we have recognized, we increase the valuation allowance to the point at which all of the remaining recognized deferred tax assets will be utilized by the future taxable income. If our anticipated future taxable income is sufficient to conclude that additional deferred tax assets should be recognized, we decrease the valuation allowance. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the internal revenue service or other taxing jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. See Note 15 — *Income Taxes* of the Notes to Consolidated Financial Statements contained in Item 8.

- Restructuring charges for workforce reductions and facilities consolidations reflected in the accompanying financial statements were accrued based upon specific plans established by management, in accordance with FASB ASC Topic 420, "*Exit or Disposal Cost Obligations.*" We use an estimated borrowing rate as the discount rate for all of our restructuring accruals made under FASB ASC Topic 420. Our facilities consolidation accruals are based upon our estimates as to the length of time a facility would be vacant, as well as the amount of sublease income we would receive once we sublet the facility, after considering current and projected market conditions. Changes in these estimates could result in an adjustment to our restructuring accruals in a future quarter, which could have a material effect on our operating results and financial position. See Note 11 — *Restructuring Costs and Other* of the Notes to Consolidated Financial Statements contained in Item 8.
- We are subject to the possibility of loss contingencies for various legal matters. See Note 9 — *Legal Matters* of the Notes to Consolidated Financial Statements contained in Item 8. We regularly evaluate current information available to us to determine whether any accruals should be made based on the status of the case, the results of the discovery process and other factors. If we ultimately determine that an accrual should be made for a legal matter, this accrual could have a material effect on our operating results and financial position and the ultimate outcome may be materially different than our estimate.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risks associated with interest rates on our debt securities, currency movements on non-U.S. dollar denominated assets and liabilities, and the effect of market factors on the value of our non-marketable equity securities. We assess these risks on a regular basis and have established policies that are designed to protect against the adverse effects of these and other potential exposures. All of the potential changes noted below are based on sensitivity analyses as of March 26, 2011. Actual results may differ materially.

Interest Rate Risk

Our primary financial instruments include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. These guidelines include security type, credit quality, and maturity, and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The Company does not use derivative financial instruments in its investment portfolio. Due to the short-term nature of our investment portfolio and the current low interest rate environment, our downside exposure to interest rate risk is minimal.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of our investment portfolio. At March 26, 2011, an immediate one percent, or 100 basis points, increase or decrease in interest rates could result in a $1.8 million fluctuation in our annual interest income. However, our investment portfolio holdings as of March 26, 2011, yielded less than 100 basis points, which reduces our downside interest rate risk to the amount of interest income recognized in fiscal year 2011, or $0.9 million. At March 27, 2010, an immediate one percent, or 100 basis points, increase or decrease in interest rates could result in a $1.3 million fluctuation in our annual interest income. However, our investment portfolio holdings as of March 27, 2010, yielded less than 100 basis points, which reduced our downside interest rate risk to an amount slightly less than the $1.3 million calculation. At March 28, 2009, an immediate one percent, or 100 basis points, increase or decrease in interest rates could have resulted in a $1.5 million fluctuation in our annual interest income. For all of these fiscal years, the risks associated with fluctuating interest rates were limited to our annual interest income and not the underlying principal as we generally have the ability to hold debt related investments to maturity. The amounts disclosed in this paragraph are based on a 100 basis point fluctuation in interest rates applied to the average cash balance for that fiscal year.

Foreign Currency Exchange Risk

Our revenue and spending is transacted primarily in U.S. dollars; however, in fiscal years 2011, 2010, and 2009, we entered into minimal transactions in other currencies to fund the operating needs of our design, technical support, and sales offices outside of the U.S. As of March 26, 2011, and March 27, 2010, a ten percent change in the value of the related currencies would not have a material impact on our results of operations and financial position.

In addition to the direct effects of changes in exchange rates on the value of open exchange contracts, we may, from time to time, have changes in exchange rates that can also affect the volume of sales or the foreign currency sales prices of our products and the relative costs of operations based overseas.

ITEM 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cirrus Logic, Inc.

We have audited the accompanying consolidated balance sheets of Cirrus Logic, Inc. as of March 26, 2011 and March 27, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended March 26, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cirrus Logic, Inc. at March 26, 2011 and March 27, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 26, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cirrus Logic, Inc.'s internal control over financial reporting as of March 26, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
May 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cirrus Logic, Inc.

We have audited Cirrus Logic, Inc.'s internal control over financial reporting as of March 26, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cirrus Logic, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cirrus Logic, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 26, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cirrus Logic, Inc. as of March 26, 2011 and March 27, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended March 26, 2011 of Cirrus Logic, Inc. and our report dated May 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
May 25, 2011

CIRRUS LOGIC, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 26, 2011	March 27, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 37,039	$ 16,109
Restricted investments	5,786	5,855
Marketable securities	159,528	85,384
Accounts receivable, net	39,098	23,963
Inventories	40,497	35,396
Deferred tax assets	30,797	12,549
Prepaid assets	3,457	2,307
Other current assets	3,268	3,292
Total current assets	319,470	184,855
Long-term marketable securities	12,702	34,278
Property, plant and equipment, net	34,563	18,674
Intangibles, net	20,125	21,896
Deferred tax assets	102,136	339
Goodwill	6,027	6,027
Other assets	1,598	1,541
Total assets	$ 496,621	$ 267,610
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 27,639	$ 20,340
Accrued salaries and benefits	12,402	9,962
Deferred income on shipments to distributors	6,844	6,488
Other accrued liabilities	5,169	5,100
Total current liabilities	52,054	41,890
Lease commitments and contingencies	287	1,070
Long-term restructuring accrual	113	596
Other long-term liabilities	5,788	5,453
Stockholders' Equity:		
Preferred stock, 5.0 million shares authorized but unissued	—	—
Common stock, $0.001 par value, 280,000 shares authorized, 68,664 shares and 65,653 shares issued and outstanding at March 26, 2011 and March 27, 2010, respectively	69	66
Additional paid-in capital	991,878	952,737
Accumulated deficit	(552,814)	(733,553)
Accumulated other comprehensive loss	(754)	(649)
Total stockholders' equity	438,379	218,601
Total liabilities and stockholders' equity	$ 496,621	$ 267,610

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Years Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Net sales	$ 369,571	$220,989	$174,642
Cost of sales	167,576	102,258	77,458
Gross margin	201,995	118,731	97,184
Operating expenses:			
Research and development	63,934	51,421	44,315
Selling, general and administrative	58,066	45,923	45,304
Restructuring costs and other, net	6	493	—
Impairment of (proceeds from) non-marketable securities	500	(500)	—
Provision (benefit) for litigation expenses and settlements	162	(2,610)	2,205
Patent agreement, net	(4,000)	(1,400)	—
Impairment of intangible assets	—	—	2,144
Total operating expenses	118,668	93,327	93,968
Income from operations	83,327	25,404	3,216
Interest income	860	1,345	2,777
Other income (expense), net	27	(66)	164
Income before income taxes	84,214	26,683	6,157
Provision (benefit) for income taxes	(119,289)	(11,715)	2,682
Net income	$ 203,503	$ 38,398	$ 3,475
Basic earnings per share:	$ 3.00	$ 0.59	$ 0.05
Diluted earnings per share	$ 2.82	$ 0.59	$ 0.05
Weighted average common shares outstanding:			
Basic	67,857	65,338	65,530
Diluted	72,103	65,626	65,711

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Cash flows from operating activities:			
Net income	$ 203,503	$ 38,398	$ 3,475
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,145	7,888	8,168
Loss (gain) on retirement or write-off of long-lived assets	(24)	70	113
Amortization of lease settlement	—	(83)	(995)
Deferred income taxes	(120,045)	(11,932)	2,701
Gain on marketable securities	—	(500)	—
Stock compensation expense	8,141	5,318	5,166
Impairment of intangible assets	—	—	2,144
Changes in operating assets and liabilities:			
Accounts receivable, net	(15,135)	(13,149)	11,838
Inventories	(5,101)	(15,518)	2,744
Other assets	(1,158)	(937)	2,201
Accounts payable	7,299	10,454	(6,278)
Accrued salaries and benefits	2,440	3,530	(653)
Deferred revenues	356	3,062	(3,158)
Income taxes payable	(80)	116	—
Other accrued liabilities	(1,401)	(1,581)	(4,399)
Net cash provided by operating activities	86,940	25,136	23,067
Cash flows from investing activities:			
Proceeds from sale of available for sale marketable securities	202,753	111,167	148,941
Purchases of available for sale marketable securities	(255,426)	(147,929)	(107,137)
Proceeds from sale of non-marketable securities	—	500	—
Purchases of property, plant and equipment	(20,060)	(3,654)	(3,060)
Investments in technology	(1,527)	(2,185)	(2,127)
Acquisition of businesses, net of cash acquired	—	(550)	(550)
Decrease (increase) in restricted investments	69	(100)	—
Decrease (increase) in deposits and other assets	(58)	190	414
Net cash provided by (used in) investing activities	(74,249)	(42,561)	36,481
Cash flows from financing activities:			
Repurchase and retirement of common stock	(22,766)	—	(87,244)
Issuance of common stock, net of issuance costs	31,005	2,030	2,586
Net cash provided by (used in) financing activities	8,239	2,030	(84,658)
Net increase (decrease) in cash and cash equivalents	20,930	(15,395)	(25,110)
Cash and cash equivalents at beginning of year	16,109	31,504	56,614
Cash and cash equivalents at end of year	$ 37,039	$ 16,109	$ 31,504
Supplemental disclosures of cash flow information			
Cash payments (refunds) during the year for:			
Interest expense	$ —	$ —	$ —
Income taxes	784	90	174

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, March 29, 2008	75,899	$ 76	$937,640	$(696,557)	$(224)	$240,935
Components of comprehensive income:						
Net income	—	—	—	3,475	—	3,475
Change in unrealized gain on marketable securities	—	—	—	—	(352)	(352)
Total comprehensive income	—	—	—	—	—	3,123
Issuance of stock under stock plans	579	—	2,584	—	—	2,584
Repurchase and retirement of common stock	(11,237)	(11)	—	(78,869)	—	(78,880)
Amortization of deferred stock compensation	—	—	5,166	—	—	5,166
Balance, March 28, 2009	65,241	65	945,390	(771,951)	(576)	172,928
Components of comprehensive income:						
Net income	—	—	—	38,398	—	38,398
Change in unrealized gain on marketable securities	—	—	—	—	(73)	(73)
Total comprehensive income	—	—	—	—	—	38,325
Issuance of stock under stock plans	412	1	2,029	—	—	2,030
Amortization of deferred stock compensation	—	—	5,318	—	—	5,318
Balance, March 27, 2010	65,653	66	952,737	(733,553)	(649)	218,601
Components of comprehensive income:						
Net income	—	—	—	203,503	—	203,503
Change in unrealized gain on marketable securities	—	—	—	—	(105)	(105)
Total comprehensive income	—	—	—	—	—	203,398
Issuance of stock under stock plans	4,770	5	31,000	—	—	31,005
Repurchase and retirement of common stock	(1,759)	(2)	—	(22,764)	—	(22,766)
Amortization of deferred stock compensation	—	—	8,141	—	—	8,141
Balance, March 26, 2011	68,664	$ 69	$991,878	$(552,814)	$(754)	$438,379

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Description of Business

Cirrus Logic, Inc. ("Cirrus Logic," "Cirrus," "We," "Us," "Our," or the "Company") develops high-precision, analog and mixed-signal integrated circuits ("ICs") for a broad range of consumer and industrial markets. Building on our diverse analog and mixed-signal patent portfolio, Cirrus Logic delivers highly optimized products for consumer and commercial audio, automotive entertainment, and targeted industrial applications including energy control, energy measurement and energy exploration. We also develop ICs, board-level modules and hybrids for high-power amplifier applications branded as the Apex Precision Power™ ("Apex") line of products. We also provide complete system reference designs based on our technology that enable our customers to bring products to market in a timely and cost-effective manner.

We were incorporated in California in 1984, became a public company in 1989, and were reincorporated in the State of Delaware in February 1999. Our primary facilities housing engineering, sales and marketing, administration, and test operations are located in Austin, Texas. In addition, we have an administrative and manufacturing facility in Tucson, Arizona and sales locations internationally and throughout the United States. We also serve customers from international sales offices in Europe and Asia, including the People's Republic of China, Hong Kong, South Korea, Japan, Singapore, Taiwan, and the United Kingdom. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ Global Select Market under the symbol CRUS.

Basis of Presentation

We prepare financial statements on a 52- or 53-week year that ends on the last Saturday in March. Fiscal years 2011, 2010, and 2009 were all 52-week years.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation of financial information.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the use of management estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year-end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of money market funds, commercial paper, and U.S. Government Treasury and Agency instruments with original maturities of three months or less at the date of purchase.

Restricted Investments

As of March 26, 2011, and March 27, 2010, we had restricted investments of $5.8 million and $5.9 million, respectively, in support of our letters of credit needs. The letters of credit primarily secure certain obligations under our operating lease agreement for our headquarters and engineering facility in Austin, Texas, and are scheduled for periodic declines in amount to $2.6 million in September 2011 and expiring in May 2012. The $0.1 million decrease in fiscal year 2011 relates to an agreement executed on March 24, 2010, for the purchase of real property for the construction of our U.S. headquarters in Austin, Texas.

Marketable Securities

We determine the appropriate classification of marketable securities at the time of purchase and reevaluate this designation as of each balance sheet date. We classify these securities as either held-to-maturity, trading, or available-for-sale in accordance with FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" As of March 26, 2011, and March 27, 2010, all marketable securities and restricted investments were classified as available-for-sale securities. The Company classifies its investments as "available for sale" because it expects to possibly sell some securities prior to maturity. The Company's investments are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by an outside professional manager within investment guidelines set by the Company. Such guidelines include security type, credit quality, and maturity, and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The fair value of investments is determined using observable or quoted market prices for those securities.

Available-for-sale securities are carried at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive income (loss). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is included in interest income. Realized gains and losses, declines in value judged to be other than temporary, and interest on available-for-sale securities are included in net income. The cost of securities sold is based on the specific identification method.

Inventories

We use the lower of cost or market method to value our inventories, with cost being determined on a first-in, first-out basis. One of the factors we consistently evaluate in the application of this method is the extent to which products are accepted into the marketplace. By policy, we evaluate market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for our products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period.

On a quarterly and annual basis, we analyze inventories on a part-by-part basis. Inventory quantities on hand in excess of forecasted demand are considered to have reduced market value and, therefore, the cost basis is adjusted to the lower of cost or market. Typically, market values for excess or obsolete inventories are considered to be zero. The short product life cycles and the competitive nature of the industry are factors considered in the estimation of customer unit demand at the end of each quarterly accounting period.

Inventories were comprised of the following (in thousands):

	Year Ended	
	March 26, 2011	**March 27, 2010**
Work in process	$22,048	$18,016
Finished goods	18,449	17,380
Inventories	$40,497	$35,396

Property, Plant and Equipment, net

Property, plant and equipment is recorded at cost, net of depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over estimated economic lives, ranging from three to 39 years.

Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life. Furniture, fixtures, machinery, and equipment are all depreciated over a useful life of three to 10 years, while buildings are depreciated over a period of up to 39 years. In general, our capitalized software is amortized over a useful life of three years, with capitalized enterprise resource planning software being amortized over a useful life of 10 years. Gains or losses related to retirements or dispositions of fixed assets are recognized in the period incurred.

Property, plant and equipment was comprised of the following (in thousands):

	March 26, 2011	March 27, 2010
Land and buildings	$ 19,051	$ 8,120
Furniture and fixtures	4,215	4,342
Leasehold improvements	6,732	6,582
Machinery and equipment	32,569	26,973
Capitalized software	22,579	21,950
Total property, plant and equipment	85,146	67,967
Less: Accumulated depreciation and amortization	(50,583)	(49,293)
Property, plant and equipment, net	$ 34,563	$ 18,674

The increase in the land and buildings balance in fiscal year 2011 was attributable to the purchase of land for our new headquarters in Austin, Texas, which is currently under construction. Depreciation and amortization expense on property, plant, and equipment for fiscal years 2011, 2010, and 2009, was $4.8 million, $4.3 million, and $4.7 million, respectively. During fiscal year 2011 we retired fully depreciated assets with an original cost of $3.7 million.

Other-Than-Temporary Impairment

All of the Company's available-for-sale investments, non-marketable securities, and other investments are subject to a periodic impairment review pursuant to FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Marketable securities are evaluated for impairment if the decline in fair value below cost basis is significant and/or has lasted for an extended period of time. Non-marketable securities or other investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. For investments accounted for using the cost method of accounting, management evaluates information (e.g., budgets, business plans, financial statements) in addition to quoted market price, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financings at an amount below the cost basis of the investment. When a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period's operating results to the extent of the decline.

Goodwill and Intangibles, net

The Company reports goodwill and other intangible assets in accordance with FASB ASC Topic 350, "*Intangibles — Goodwill and Other.*" Intangible assets include purchased technology licenses and patents that are reported at cost and are amortized on a straight-line basis over their useful lives, generally ranging from one to ten years. Acquired intangibles include existing technology, core technology or patents, license agreements, trademarks, covenants not-to-compete and customer agreements. These assets are amortized on a straight-line basis over lives ranging from four to fifteen years. Goodwill is recorded at the time of an acquisition and is calculated as the difference between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development ("IPR&D").

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy and the semiconductor industry, or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with FASB ASC Topic 350, the Company tests goodwill and indefinite lived intangibles for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period.

Long-Lived Assets

In accordance with FASB ASC Topic 360, "*Property, Plant, and Equipment*," we test for impairment losses on long-lived assets and definite-lived intangibles used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. We measure any impairment loss by comparing the fair value of the asset to its carrying amount. We estimate fair value based on discounted future cash flows, quoted market prices, or independent appraisals.

Foreign Currency Translation

All of our international subsidiaries have the U.S. dollar as the functional currency. The local currency financial statements are remeasured into U.S. dollars using current rates of exchange for assets and liabilities. Gains and losses from remeasurement are included in other income (expense), net. Revenue and expenses from our international subsidiaries are remeasured using the monthly average exchange rates in effect for the period in which the items occur. For all periods presented, our foreign currency remeasurement expense was not significant.

Concentration of Credit Risk

Financial instruments that potentially subject us to material concentrations of credit risk consist primarily of cash equivalents, restricted investments, marketable securities, long-term marketable securities, and trade accounts receivable. We are exposed to credit risk to the extent of the amounts recorded on the balance sheet. By policy, our cash equivalents, restricted investments, marketable securities, and long-term marketable securities are subject to certain nationally recognized credit standards, issuer concentrations, sovereign risk, and marketability or liquidity considerations.

In evaluating our trade receivables, we perform credit evaluations of our major customers' financial condition and monitor closely all of our receivables to limit our financial exposure by limiting the length of time and amount of credit extended. In certain situations, we may require payment in advance or utilize letters of credit to reduce credit risk. By policy, we establish a reserve for trade accounts receivable based on the type of business in which a customer is engaged, the length of time a trade account receivable is outstanding, and other knowledge that we may possess relating to the probability that a trade receivable is at risk for non-payment.

For fiscal years 2011 and 2010, we had one customer, Futaihua Industrial, who represented 42 percent and 20 percent of our consolidated gross accounts receivable. For fiscal years 2011 and 2010, we had one distributor, Avnet, Inc., who represented 17 percent and 17 percent of our consolidated gross accounts receivable. No other distributor or customer had receivable balances that represented more than 10 percent of consolidated gross accounts receivable as of the end of fiscal years 2011 or 2010.

Since the components we produce are largely proprietary and generally not available from second sources, we consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, from a distributor, or through a third party manufacturer contracted to produce their end product. For fiscal years 2011 and 2010, our ten largest end customers represented approximately 62 percent and 54 percent of our sales. For fiscal years 2011, 2010, and 2009, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 47 percent, 35 percent, and 16 percent of the Company's total sales, respectively. Further, we had one distributor that represented 24 percent, 26 percent, and 33 percent of our sales for fiscal years 2011, 2010, and 2009 respectively. No other customer or distributor represented more than 10 percent of net sales in fiscal years 2011, 2010, or 2009.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 605, "*Revenue Recognition,*" when all of the following criteria are met: persuasive evidence that an arrangement exists, delivery of goods has occurred, the sales price is fixed or determinable and collectability is reasonably assured. We evaluate our distributor arrangements, on a distributor by distributor basis, with respect to each of the four criteria above. For a majority of our distributor arrangements, we provide rights of price protection and stock rotation. As a result, revenue is deferred at the time of shipment to our domestic distributors and certain international distributors due to the determination that the ultimate sales price to the distributor is not fixed or determinable. Once the distributor has resold the product, and our final sales price is fixed or determinable, we recognize revenue for the final sales price and record the related costs of sales. For certain of our smaller international distributors, we do not grant price protection rights and provide minimal stock rotation rights. For these distributors, revenue is recognized upon delivery to the distributor, less an allowance for estimated returns, as the revenue recognition criteria have been met upon shipment.

Further, the Company defers the associated cost of goods sold on our consolidated balance sheet, net within the deferred income on shipments to distributors' current liability caption. The Company routinely evaluates the products held by our distributors for impairment to the extent such products may be returned by the distributor within these limited rights and such products would be considered excess or obsolete if included within our own inventory. Products returned by distributors and subsequently scrapped have historically been immaterial to the Company.

Warranty Expense

We warrant that our products, when delivered, will be free from defects in material workmanship under normal use and service. Our obligations are generally limited to replacing, repairing or giving credit for, at our option, any products that are returned within one year after the date of shipment and if notice is given to us in writing within 30 days of the customer learning of such problem. We have recorded an estimated accrual, for all periods presented, for such returns based upon historical trends.

Shipping Costs

Our shipping and handling costs are included in cost of sales for all periods presented.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $1.3 million, $1.0 million, and $1.5 million in fiscal years 2011, 2010, and 2009, respectively.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the grant-date fair value of the awards and is recognized as an expense, on a ratable basis, over the vesting period, which is generally between zero and four years. Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates used in calculating the grant-date fair value of stock options. The Company calculates the grant-date fair value for stock options using the Black-Scholes valuation model. The use of valuation models requires the Company to make estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield, and forfeiture rates. See Note 13 — "*Stockholders' Equity*" for additional information relating to stock-based compensation.

Income Taxes

We report income taxes in accordance with FASB ASC Topic 740, "*Income Taxes,*" which provides for the recognition of deferred tax assets if realization of such assets is more likely than not. We have provided a valuation allowance against a portion of our net U.S. deferred tax assets due to uncertainties regarding their realization. We evaluate our ability to realize our deferred tax assets on a quarterly basis.

We recognize liabilities for uncertain tax positions based on the two-step process. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. We reevaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Depending on the jurisdiction, such a change in recognition or measurement may result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Net Income Per Share

Basic net income per share is based on the weighted effect of common shares issued and outstanding and is calculated by dividing net income by the basic weighted average shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common shares used in the basic net income per share calculation, plus the equivalent number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. These potentially dilutive items consist primarily of outstanding stock options and restricted stock awards.

The weighted outstanding options excluded from our diluted calculation for the years ended March 26, 2011, March 27, 2010, and March 28, 2009, were 615,000, 8,043,000, and 7,796,000, respectively, as the exercise price exceeded the average market price during the period.

Accumulated Other Comprehensive Loss

We report our accumulated other comprehensive loss based upon FASB ASC Topic 220, "*Comprehensive Income.*" Our accumulated other comprehensive loss is comprised of foreign currency translation adjustments from prior years when we had subsidiaries whose functional currency was not the U.S. Dollar, as well as unrealized gains and losses on investments classified as available-for-sale. See Note 14 — "*Accumulated Other Comprehensive loss*" for additional discussion.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*" ("ASU 2010-06"), which amends the disclosure guidance with respect to fair value measurements. Specifically, the new guidance requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

3. Marketable Securities

The Company's investments that have original maturities greater than 90 days have been classified as available-for-sale securities in accordance with FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" Marketable securities are categorized on the consolidated balance sheet as restricted investments and marketable securities, as appropriate.

The following table is a summary of available-for-sale securities (in thousands):

As of March 26, 2011:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate securities – U.S.	$ 64,228	$22	$(38)	$ 64,212
U.S. Government securities	35,268	13	—	35,281
Agency discount notes	16,588	5	(2)	16,591
Commercial Paper	56,130	23	(7)	56,146
Total securities	$172,214	$63	$(47)	$172,230

The Company's specifically identified gross unrealized losses of $47 thousand relates to 28 different securities with a total amortized cost of approximately $61.8 million at March 26, 2011. Because the Company does not intend to sell the investments at a loss and the Company will not be required to sell the investments before recovery of its amortized cost basis, it did not consider the investment in these securities to be other-than-temporarily impaired at March 26, 2011. Further, the securities with gross unrealized losses had been in a continuous unrealized loss position for less than 12 months as of March 26, 2011.

As of March 27, 2010:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate securities – U.S.	$ 57,283	$133	$(55)	$ 57,361
U.S. Government securities	44,423	44	(6)	44,461
Agency discount notes	15,946	7	(7)	15,946
Commercial Paper	7,744	5	—	7,749
Total securities	$125,396	$189	$(68)	$125,517

The Company's specifically identified gross unrealized losses of $68 thousand relates to 30 different securities with a total amortized cost of approximately $46.2 million at March 27, 2010. Because the Company does not intend to sell the investments at a loss and the Company will not be required to sell the investments before recovery of its amortized cost basis, it did not consider the investment in these securities to be other-than-temporarily impaired at March 27, 2010. Further, the securities with gross unrealized losses had been in a continuous unrealized loss position for less than 12 months as of March 27, 2010.

The cost and estimated fair value of available-for-sale investments by contractual maturity were as follows:

	March 26, 2011		March 27, 2010	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$159,516	$159,528	$ 91,096	$ 91,239
After 1 year	12,698	12,702	34,300	34,278
	$172,214	$172,230	$125,396	$125,517

The increase in available-for-sale investments during fiscal year 2011 is primarily attributable to cash generated from operations during the period, coupled with cash receipts from the exercise of employee stock options.

4. Accounts Receivable, net

The following are the components of accounts receivable, net (in thousands):

	March 26, 2011	March 27, 2010
Gross accounts receivable	$39,519	$24,451
Less: Allowance for doubtful accounts	(421)	(488)
Accounts receivable, net	$39,098	$23,963

The increase in accounts receivable balances at March 26, 2011, as compared to March 27, 2010, is consistent with revenue growth experienced at the end of fiscal year 2011 compared to the end of fiscal year 2010.

The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

Balance, March 29, 2008	$(404)
Write-off of uncollectible accounts, net of recoveries	(47)
Balance, March 28, 2009	(451)
Write-off of uncollectible accounts, net of recoveries	(37)
Balance, March 27, 2010	(488)
Write-off of uncollectible accounts, net of recoveries	67
Balance, March 26, 2011	$(421)

5. Non-Marketable Securities

In the second quarter of the current fiscal year, the Company recognized a loss on the impairment of an equity investment in the amount of $0.5 million. Our original investment was in the form of a note receivable, which was then converted into an equity security during the second quarter of the current fiscal year. After the conversion, we determined that an impairment indicator existed related to our cost method investment. We performed a fair value analysis of our cost method investment in accordance with FASB ASC Topic 320 — *"Investments — Debt and Equity Securities."* Based on the results of this analysis we recognized an impairment of $0.5 million to reduce the carrying value of the cost method investment to zero. The impairment was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of (proceeds from) non-marketable securities."*

In the third quarter of fiscal year 2010, as part of a convertible note financing round for Magnum Semiconductor, Inc. ("Magnum"), a company that we previously had an investment in, we received proceeds of $0.5 million from Magnum as consideration for our ownership interest in Magnum securities, which we determined had been fully impaired in fiscal year 2008. The proceeds were recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of (proceeds from) non-marketable securities."*

Our consolidated balance sheet at March 26, 2011, reflects no value attributable to investments in non-marketable securities.

6. Acquisitions

On December 8, 2008, we executed an asset purchase agreement with Thaler Corporation of Tucson, Arizona, an entity specializing in the manufacture of precision analog and mixed signal devices. The purchase price of the acquisition was $1.1 million, which consisted primarily of intangible assets and inventory. The intangible assets, which were $0.8 million of the purchase price, are being amortized over a period of 5 years. Fifty percent of the purchase price, or $550 thousand, was paid in cash at closing, and the remaining balance was paid on April 8, 2009.

7. Intangibles, net

The following information details the gross carrying amount and accumulated amortization of our intangible assets (in thousands):

	March 26, 2011		March 27, 2010	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core technology	$ 1,390	$ (1,390)	$ 1,390	$ (1,377)
License agreements	440	(440)	440	(436)
Existing technology	17,235	(6,321)	17,235	(5,325)
Trademarks	2,758	(320)	2,758	(320)
Non-compete agreements	398	(179)	398	(99)
Customer relationships	4,682	(1,179)	4,682	(844)
Technology licenses	16,928	(13,877)	16,125	(12,731)
	$43,831	$(23,706)	$43,028	$(21,132)

In the fourth quarter of fiscal year 2009, we noted several impairment indicators surrounding patents that we acquired in June 2007. We performed an impairment analysis under FASB ASC Topic 360 and noted that the undiscounted cash flows estimated to be generated from these patents were less than the carrying amount of the assets. We then compared the estimated fair value of these assets to their carrying amount and recognized an impairment loss of $2.1 million. The impairment was recorded as a separate line item on the statement of operations in operating expenses under the caption *"Impairment of intangible assets."*

Amortization expense for all intangibles in fiscal years 2011, 2010, and 2009 was $3.3 million, $3.6 million, and $3.5 million, respectively. The following table details the estimated aggregate amortization expense for all intangibles owned as of March 26, 2011 for each of the five succeeding fiscal years (in thousands):

For the year ended March 31, 2012	$3,304
For the year ended March 30, 2013	$2,174
For the year ended March 29, 2014	$1,638
For the year ended March 28, 2015	$1,303
For the year ended March 26, 2016	$1,303

8. Commitments and Contingencies

Facilities and Equipment Under Operating Lease Agreements

With the exception of the Apex facility in Tucson, Arizona, we lease our facilities and certain equipment under operating lease agreements, some of which have renewal options. Certain of these arrangements provide for lease payment increases based upon future fair market rates. As of May 1, 2011, our principal leased facilities, located in Austin, Texas, consisted of approximately 214,000 square feet of office space. This leased space includes our headquarters and engineering facility, which has 197,000 square feet with lease terms that extend into the summer of calendar year 2012, and 17,000 square feet of leased space at our failure analysis facility with lease terms that extend into calendar year 2013. We have subleased approximately 37,000 square feet of space at our Austin headquarters with sublease terms that extend into the summer of calendar year 2012. The Company has commenced construction of our planned new headquarters facility in Austin, Texas with completion expected in the summer of calendar year 2012. Upon completion, we anticipate relocating our headquarters employees into the newly constructed facility with the current lease agreement being allowed to terminate under the terms of the agreement.

The aggregate minimum future rental commitments under all operating leases, net of sublease income, for the following fiscal years are (in thousands):

	Facilities	Subleases	Net Facilities Commitments	Equipment Commitments	Total Commitments
2012	$5,362	$ 907	$4,455	$18	$4,473
2013	2,261	382	1,879	12	1,891
2014	42	—	42	9	51
2015	—	—	—	4	4
2016	—	—	—	1	1
Thereafter	—	—	—	—	—
Total minimum lease payments	$7,665	$1,289	$6,376	$44	$6,420

Total rent expense was approximately $4.6 million, $4.4 million, and $5.9 million, for fiscal years 2011, 2010, and 2009, respectively. Sublease rental income was $1.1 million, $1.2 million, and $2.1 million, for fiscal years 2011, 2010, and 2009, respectively. During fiscal years 2011, 2010, and 2009, we recorded approximately $0.1 million, $0.4 million, and $0.1 million in rent expense reductions, respectively, to adjust our loss contingency accrual for a change in sublease assumptions with regards to our facilities in Austin, Texas and Fremont, California.

As of March 26, 2011, a total of $1.0 million related to vacated leases remained accrued, of which $0.3 million has been classified as long-term. These amounts are included in the table above. The $0.4 million in facilities restructuring accruals that existed for these leases as of March 26, 2011 are discussed in greater detail in Note 11 — *Restructuring Costs and Other.*

Wafer, Assembly and Test Purchase Commitments

We rely primarily on third-party foundries for our wafer manufacturing needs. As of March 26, 2011, we had agreements with multiple foundries for the manufacture of wafers. None of these foundry agreements have volume purchase commitments or "take or pay" clauses. The agreements provide for purchase commitments based on purchase orders. Cancellation fees or other charges may apply and are generally dependent upon whether wafers have been started or the stage of the manufacturing process at which the notice of cancellation is given. As of March 26, 2011, we had foundry commitments of $19.2 million.

In addition to our wafer supply arrangements, we contract with third-party assembly vendors to package the wafer die into finished products. Assembly vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry. We had non-cancelable assembly purchase orders with numerous vendors totaling $2.6 million at March 26, 2011.

We have transitioned the majority of our test services to outside third party contractors. Test vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry. Our total non-cancelable commitment for outside test services as of March 26, 2011 was $3.4 million.

Other open purchase orders as of March 26, 2011 amount to $1.9 million and primarily relate to raw material costs incurred in our facility in Tucson, Arizona, which continues to serve as the assembly and test facility for our Apex products.

9. Legal Matters

During the fourth quarter of the current fiscal year, in response to certain patent infringement allegations, the Company incurred $57 thousand as part of the execution of a Settlement and License Agreement. During the third quarter of fiscal year 2011, the Company received proceeds of $113 thousand reflecting the final resolution of litigation with Silvaco Data Systems. Of this amount, $30 thousand represented the settlement awarded to the Company, and the balance represented recoveries of certain litigation expenses and interest. Finally, during the first quarter of fiscal year 2011, the Company incurred $135 thousand in settlement costs related to a dispute with a former distributor of the Company's products. These transactions, in the cumulative net amount of $162 thousand, are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Provision (benefit) for litigation expenses and settlements."*

On March 23, 2009, a lawsuit was filed against the Company alleging patent infringement. During the third quarter of fiscal year 2010, a settlement agreement was concluded which resulted in Cirrus Logic recognizing a $135 thousand charge related to the suit. In a separate matter, on June 17, 2009, during the first quarter of fiscal year 2010, the Company received proceeds of a net $2.7 million from its insurance carrier as part of the final settlement of litigation where a purported stockholder filed a derivative lawsuit in the state district court in Travis county, Texas against current and former officers and directors of the Company related to certain prior grants of stock options by the Company. The proceeds of $2.7 million were recorded as a recovery of costs previously incurred in accordance with FASB ASC Topic 450, "*Contingencies.*" The combined net amount of $2.6 million from these two fiscal year 2010 transactions are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Provision (benefit) for litigation expenses and settlements."*

During fiscal year 2009, we recognized a $2.2 million charge related to legal fees and expenses associated with the derivative lawsuits. The charge was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption "*Provision (benefit) for litigation expenses and settlements.*"

As of the balance sheet date, to the best of our knowledge, the Company is not a party to any material pending litigation. From time to time, various claims, charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, intellectual property, employment disputes, as well as other issues. Frequent claims and litigation involving these types of issues are not uncommon in our industry. As to any of these potential claims or litigation, we cannot predict the ultimate outcome with certainty.

10. Fair Value Measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of March 26, 2011, the Company's cash equivalents and restricted investments of $42.8 million, and short and long-term investments of $172.2 million, are all valued using quoted prices generated by market transactions involving identical assets, or Level 1 assets as defined under FASB ASC Topic 820.

The following table summarizes the carrying amount and fair value of the Company's financial instruments (in thousands):

	March 26, 2011		March 27, 2010	
Financial instruments	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	$ 37,039	$ 37,039	$ 16,109	$ 16,109
Restricted investments	5,786	5,786	5,855	5,855
Marketable securities	159,528	159,528	85,384	85,384
Long term marketable securities	12,702	12,702	34,278	34,278
	$215,055	$215,055	$141,626	$141,626

Financial assets with carrying amounts approximating fair value include cash and cash equivalents, restricted investments, and marketable securities. The carrying amount of these financial assets approximates fair value because of their short maturity. The fair values of long-term marketable securities are valued using quoted prices generated by market transactions involving identical assets.

11. Restructuring Costs and Other

During fiscal year 2011, we recorded net restructuring charges of six thousand dollars as a separate line item on the statement of operations in operating expenses under the caption *"Restructuring costs and other, net."*

During fiscal year 2010, we recorded net restructuring charges of $0.5 million as a separate line item on the statement of operations in operating expenses under the caption *"Restructuring costs and other, net."* The restructuring charge primarily relates to a change in sublease assumptions for the Company's corporate offices in Austin, Texas.

The following table sets forth the activity in our fiscal year 2004 restructuring accrual (in thousands):

	Severance	Facilities Abandonment	Total
Balance, March 29, 2003	$ —	$ —	$ —
Fiscal year 2004 provision and accretion	1,688	6,205	7,893
Cash payments, net	(1,514)	(908)	(2,422)
Balance, March 27, 2004	174	5,297	5,471
Fiscal year 2005 provision and accretion	—	178	178
Cash payments, net	(174)	(944)	(1,118)
Balance, March 26, 2005	—	4,531	4,531
Fiscal year 2006 provision and accretion	—	627	627
Cash payments, net	—	(954)	(954)
Balance, March 25, 2006	—	4,204	4,204
Fiscal year 2007 provision and accretion	—	214	214
Cash payments, net	—	(1,124)	(1,124)
Balance, March 31, 2007	—	3,294	3,294
Fiscal year 2008 provision and accretion	—	14	14
Cash payments, net	—	(1,069)	(1,069)
Balance, March 29, 2008	—	2,239	2,239
Fiscal year 2009 provision and accretion	—	147	147
Cash payments, net	—	(423)	(423)
Balance, March 28, 2009	—	1,963	1,963
Fiscal year 2010 provision and accretion	—	604	604
Cash payments, net	—	(1,226)	(1,226)
Balance, March 27, 2010	—	1,341	1,341
Fiscal year 2011 provision and accretion	—	75	75
Cash payments, net	—	(1,020)	(1,020)
Balance, March 26, 2011	$ —	$ 396	$ 396

Fiscal year 2011 activity reflected a net reduction in the 2004 restructuring accrual of $0.9 million, which included an increase in the provision for normal accretion of $0.1 million for the period. Fiscal year 2010 activity reflected a net reduction in the 2004 restructuring accrual of $0.6 million, which included an increase in the provision for a $0.5 million restructuring charge brought about by a change in sublease assumptions, as well as normal accretion of $0.1 million for the period. Fiscal year 2009 activity reflected a net reduction in the 2004 restructuring accrual of $0.3 million, which included an increase in the provision for normal accretion for the period.

As of March 26, 2011, we have a remaining restructuring accrual of $0.4 million, primarily related to net lease expenses that will be paid over the respective lease terms through the summer of calendar year 2012, along with other anticipated lease termination costs. We have classified the short-term portion of our restructuring activities, $0.3 million, as *"Other accrued liabilities."*

12. Employee Benefit Plans

We have a 401(k) Profit Sharing Plan (the "Plan") covering all of our qualifying domestic employees. Under the Plan, employees may elect to contribute any percentage of their annual compensation up to the annual IRS limitations. We match 50 percent of the first 6 percent of the employees' annual contribution to the plan. We made matching employee contributions of $1.0 million, $0.9 million, and $0.9 million during fiscal years 2011, 2010, and 2009, respectively.

13. Stockholders' Equity

Share Repurchase Program

In the third quarter of the current fiscal year, the Company completed the repurchase of approximately 1.8 million shares of the Company's common stock, at a total cost of $22.8 million, or $12.94 per share. Of this amount, 1.5 million shares of the Company's common stock were repurchased pursuant to the remaining portion of the $20 million share repurchase program authorized by the Board of Directors in January 2009. In addition, as of March 26, 2011, 216 thousand shares have been repurchased, none of which occurred in the fourth quarter of the Company's current fiscal year, at a cost of $2.8 million under a new $80 million share repurchase program approved by our Board of Directors and which the Company publicly announced on November 4, 2010. All shares of our common stock that were repurchased under these share repurchase programs were cancelled upon consummation of the daily repurchase transactions.

On January 30, 2008, we announced that our Board authorized a share repurchase program of up to $150 million. The Company repurchased 13.3 million shares of its common stock for $71.1 million during fiscal year 2008 and completed the program in fiscal year 2009 by repurchasing a total of 11.2 million shares of our common stock for $78.9 million. A cumulative 24.5 million shares were acquired at a total cost of $150 million. All of these shares were repurchased in the open market and were funded from existing cash. All shares of our common stock that were repurchased were cancelled upon consummation of the daily repurchase transactions.

Preferred Stock

We have 1.5 million shares of Series A Participating Preferred Stock. As of March 26, 2011 we have not issued any of the authorized shares.

Stock Compensation Expense

The Company is currently granting equity awards from the 2006 Stock Incentive Plan (the "Plan"), which was approved by stockholders in July 2006. The Plan provides for granting of stock options, restricted stock awards, restricted stock units, performance awards, phantom stock awards, and bonus stock awards, or any combination of the foregoing. To date, the Company has granted stock options, restricted stock awards, and restricted stock units under the Plan. Stock options generally vest between zero and four years, and are exercisable for a period of ten years from the date of grant. Generally, restricted stock awards and restricted stock units are subject to cliff vesting schedules of four and three years, respectively.

The following table summarizes the effects of stock-based compensation on cost of goods sold, research and development, sales, general and administrative, pre-tax income (loss), and net income after taxes for options granted under the Company's equity incentive plans (in thousands, except per share amounts; unaudited):

	Fiscal Years Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Cost of sales	$ 243	$ 212	$ 212
Research and development	2,641	1,882	1,923
Sales, general and administrative	5,257	3,224	3,031
Effect on pre-tax income (loss)	8,141	5,318	5,166
Income Tax Benefit	—	—	—
Total share based compensation expense (net of taxes)	$8,141	$5,318	$5,166
Share based compensation effects on basic earnings (loss) per share	$ 0.12	$ 0.08	$ 0.08
Share based compensation effects on diluted earnings (loss) per share	$ 0.11	$ 0.08	$ 0.08
Share based compensation effects on operating activities cash flow	8,141	5,318	5,166
Share based compensation effects on financing activities cash flow	—	—	—

The total share based compensation expense included in the table above and which is attributable to restricted stock awards and restricted stock units was $1.1 million, $0.1 million, and $0.2 million for fiscal years 2011, 2010, and 2009, respectively.

As of March 26, 2011, there was $17.1 million of compensation costs related to non-vested stock options, restricted stock awards, and restricted stock units granted under the Company's equity incentive plans not yet recognized in the Company's financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.17 years for stock options, 1.27 years for restricted stock awards, and 2.54 years for restricted stock units.

Stock Option Awards

We estimated the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model using a dividend yield of zero and the following additional assumptions:

	Year Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Expected stock price volatility	52.03-67.11%	50.71-56.59%	47.23-59.22%
Risk-free interest rate	1.19-2.06%	1.80-2.25%	1.48-2.99%
Expected term (in years)	3.83-4.34	4.33-4.64	4.08-4.23

The Black-Scholes valuation calculation requires us to estimate key assumptions such as stock price volatility, expected term, risk-free interest rate and dividend yield. The expected stock price volatility is based upon implied volatility from traded options on our stock in the marketplace. The expected term of options granted is derived from an analysis of historical exercises and remaining contractual life of stock options, and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate reflects the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term assumption. Finally, we have never paid cash dividends, do not currently intend to pay cash dividends, and thus have assumed a zero percent dividend yield.

Using the Black-Scholes option valuation model, the weighted average estimated fair values of employee stock options granted in fiscal years 2011, 2010, and 2009, were $9.61, $2.89, and $2.82, respectively.

During fiscal year 2011, we received a net $31.0 million from the exercise of 4.7 million stock options granted under the Company's Stock Plans.

The total intrinsic value of stock options exercised during fiscal year 2011, 2010, and 2009 was $50.4 million, $0.8 million, and $0.9 million, respectively. Intrinsic value represents the difference between the market value of the Company's common stock at the time of exercise and the strike price of the stock option.

As of March 26, 2011, approximately 14.4 million shares of common stock were reserved for issuance under the Stock Option Plans.

Additional information with respect to stock option activity is as follows (in thousands, except per share amounts):

		Outstanding Options	
	Options Available for Grant	Number	Weighted Average Exercise Price
Balance, March 29, 2008	13,812	8,536	$ 7.94
Option plans terminated	(652)	—	—
Options granted	(2,117)	2,068	5.18
Options exercised	—	(501)	4.72
Options forfeited	1,061	(436)	6.71
Options expired	—	(604)	9.31
Balance, March 28, 2009	12,104	9,063	$ 7.45
Option plans terminated	(477)	—	—
Options granted	(2,471)	2,471	5.53
Options exercised	—	(401)	5.01
Options forfeited	774	(264)	5.44
Options expired	—	(490)	9.63
Balance, March 27, 2010	9,930	10,379	$ 6.74
Option plans terminated	(300)	—	—
Options granted	(1,927)	977	16.75
Options exercised	—	(4,718)	6.57
Options forfeited	472	(153)	5.90
Options expired	—	(304)	23.68
Balance, March 26, 2011	8,175	6,181	$ 7.63

Additional information with regards to outstanding options that are vesting, expected to vest, or exercisable as of March 26, 2011 is as follows (in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Vested and expected to vest	5,791	$7.53	7.32	$79,033
Exercisable	2,919	$6.97	6.35	$41,423

In accordance with the provisions of FASB ASC Topic 718, *"Compensation — Stock Compensation,"* stock options outstanding that are expected to vest are presented net of estimated future option forfeitures, which are estimated as compensation costs are recognized. Options with a fair value of $6.7 million, $4.4 million, and $4.2 million became vested during fiscal years 2011, 2010, and 2009, respectively.

The following table summarizes information regarding outstanding and exercisable options as of March 26, 2011 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.83 - $ 5.20	489	5.41	$ 4.31	318	$ 4.34
$ 5.25 - $ 5.25	1,012	7.52	5.25	406	5.25
$ 5.27 - $ 5.53	132	8.15	5.48	43	5.49
$ 5.55 - $ 5.55	1,605	8.53	5.55	427	5.55
$ 5.66 - $ 6.17	233	6.46	5.73	160	5.75
$ 6.51 - $ 6.51	720	6.48	6.51	536	6.51
$ 6.56 - $ 7.87	818	5.90	7.43	672	7.50
$ 8.06 - $16.25	786	8.05	13.47	210	9.18
$16.40 - $22.51	366	8.90	19.08	147	19.39
$23.33 - $23.33	20	9.93	23.33	0	0.00
	6,181	7.41	$ 7.63	2,919	$ 6.97

As of March 26, 2011, and March 27, 2010, the number of options exercisable was 2.9 million and 5.9 million, respectively.

Restricted Stock Awards

The Company periodically grants restricted stock awards ("RSA's") to select employees. The grant date for these awards is equal to the measurement date and the awards are valued as of the measurement date and amortized over the requisite vesting period. Generally, the current unreleased RSA awards vest 100 percent on the fourth anniversary of the grant date. A summary of the activity for RSA's in fiscal year 2011, 2010 and 2009 is presented below (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value (per share)	Aggregate Intrinsic value(1)
March 29, 2008	61	$ 7.75	
Granted	48	5.73	
Vested	(15)	7.75	86
Forfeited	(21)	8.23	
March 28, 2009	73	6.86	
Granted	—	—	
Vested	(11)	6.98	55
Forfeited	(13)	6.05	
March 27, 2010	49	$ 6.20	
Granted	5	17.28	
Vested	(7)	7.35	134
Forfeited	(2)	7.35	
March 26, 2011	45	$ 7.21	

(1) Represents the value of Cirrus stock on the date that the restricted stock vested.

The weighted average remaining recognition period for RSA's outstanding as of March 26, 2011 was 1.27 years. RSA's with a fair value of $37 thousand, $65 thousand, and $62 thousand became vested during fiscal years 2011, 2010, and 2009, respectively.

Restricted Stock Units

Commencing in fiscal year 2011, the Company began granting restricted stock units ("RSU's") to select employees. These awards are valued as of the grant date and amortized over the requisite vesting period. Generally, RSU's vest 100 percent on the third anniversary of the grant date. Each full value award, including RSU's and RSA's, reduce the total shares available for grant under the 2006 option plan at a rate of 1.5 shares per RSA or RSU granted. As of March 26, 2011, approximately 1.0 million shares attributable to RSU awards were reserved for issuance under the Option Plans, which includes the additional shares associated with this full value award multiplier. A summary of the activity for RSU's in fiscal year 2011 is presented below (in thousands, except per share amounts):

	Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (years)
March 27, 2010	—	—	—
Granted	628	$16.41	—
Vested	—	—	—
Forfeited	(8)	—	—
March 26, 2011	620	$16.41	2.54

Additional information with regards to outstanding restricted stock units that are vesting or expected to vest as of March 26, 2011 is as follows (in thousands, except year reference):

	Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (years)
Vested and expected to vest	466	$16.41	2.54

RSU's outstanding that are expected to vest are presented net of estimated future forfeitures, which are estimated as compensation costs are recognized. No RSU's became vested during fiscal year 2011.

14. Accumulated Other Comprehensive Loss

Our accumulated other comprehensive loss is comprised of foreign currency translation adjustments and unrealized gains and losses on investments classified as available-for-sale. The foreign currency translation adjustments are not currently adjusted for income taxes because they relate to indefinite investments in non-U.S. subsidiaries that have since changed from a foreign functional currency to a U.S dollar functional currency.

The following table summarizes the changes in the components of accumulated other comprehensive loss (in thousands):

	Foreign Currency	Unrealized Gains (Losses) on Securities	Total
Balance, March 28, 2009	$(770)	$ 194	$(576)
Current-period activity	—	(73)	(73)
Balance, March 27, 2010	(770)	121	(649)
Current-period activity	—	(105)	(105)
Balance, March 26, 2011	$(770)	$ 16	$(754)

15. Income Taxes

Income before income taxes consisted of (in thousands):

	Year Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
United States	$83,569	$24,289	$3,739
Non-U.S.	645	2,394	2,418
	$84,214	$26,683	$6,157

The provision (benefit) for income taxes consists of (in thousands):

	Year Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Current:			
Federal	$ 26,264	$ (75)	$ (142)
State	901	8	6
Non-U.S.	204	264	167
Total current tax provision	$ 27,369	$ 197	$ 31
Deferred:			
U.S.	$(146,746)	$(11,787)	$2,660
Non-U.S.	88	(125)	(9)
Total deferred tax provision (benefit)	(146,658)	(11,912)	2,651
Total tax provision (benefit)	$(119,289)	$(11,715)	$2,682

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal rate to pretax income as follows (in percentages):

	Year Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Expected income tax provision at the U.S. federal statutory rate	35.0	35.0	35.0
Foreign earnings repatriation	—	—	—
In-process research and development	—	—	—
Valuation allowance changes affecting the provision of income taxes	(178.6)	(80.5)	(12.4)
Foreign taxes at different rates	0.1	(2.7)	(11.6)
Foreign earnings taxed in the U.S.	—	0.2	6.6
Refundable R&D credit	—	(0.3)	(2.3)
Stock compensation	(0.1)	4.2	17.3
Nondeductible expenses	1.1	0.4	11.3
Other	0.9	(0.2)	(0.3)
Provision (benefit) for income taxes	(141.6)	(43.9)	43.6

Significant components of our deferred tax assets and liabilities are (in thousands):

	Year Ended	
	March 26, 2011	March 27, 2010
Deferred tax assets:		
Inventory valuation	$ 4,494	$ 2,617
Accrued expenses and allowances	3,017	3,127
Net operating loss carryforwards	131,331	168,832
Research and development tax credit carryforwards	37,464	33,552
State tax credit carryforwards	250	532
Capitalized research and development	14,773	20,353
Depreciation and Amortization	159	315
Other	14,807	15,287
Total deferred tax assets	$206,295	$ 244,615
Valuation allowance for deferred tax assets	(68,380)	(226,213)
Net deferred tax assets	$137,915	$ 18,402
Deferred tax liabilities:		
Acquisition intangibles	$ 5,861	$ 6,393
Total deferred tax liabilities	$ 5,861	$ 6,393
Total net deferred tax assets	$132,054	$ 12,009

These net deferred tax assets have been categorized on the Consolidated Balance Sheets as follows:

	March 26, 2011	March 27, 2010
Current deferred tax assets	$ 30,797	$12,549
Long-term deferred tax assets	102,136	339
Long-term deferred tax liabilities	(879)	(879)
Total net deferred tax assets	$132,054	$12,009

The current and long-term deferred tax assets are disclosed separately under their respective captions on the consolidated balance sheets, while the long term deferred tax liabilities are aggregated under the caption *"Other long- term liabilities"* on the consolidated balance sheets.

The valuation allowance decreased by $157.8 million in fiscal year 2011 and decreased by $26.3 million in fiscal year 2010. During fiscal year 2011, the Company evaluated the ability to realize its deferred tax assets by using a three year forecast to determine the amount of net operating losses and other deferred tax assets that would be utilized if we achieved the results set forth in our three year forecast. The Company limited the forecast period to three years because of the cyclical and competitive nature of the semiconductor industry, and the Company's reliance on a key customer who accounted for approximately 47 percent of total sales in fiscal year 2011. There can be no assurance that we will achieve the results set forth in our three year forecast and our actual results may differ materially from our forecast.

At the end of fiscal year 2011, after the release of a significant portion of the valuation allowance, the Company has a remaining valuation allowance of $68.4 million of its deferred tax assets. Of that amount, there is approximately $30.5 million of deferred tax assets that may never be recognized because they pertain to federal or state tax credits that may expire before being utilized.

At March 26, 2011, we had federal net operating loss carryforwards of $423.7 million. Of that amount, $27.9 million relates to companies we acquired during fiscal year 2002 and are, therefore, subject to certain limitations under Section 382 of the Internal Revenue Code. Because the Company has elected the "with and without" method for purposes of tracking its excess stock deductions, the amount of Federal net operating loss included in deferred tax assets is $350.6 million which yields a tax effected deferred tax asset of $122.7 million. The Company has $73.1 million of excess stock deductions which are not included in deferred tax assets. The tax benefit from these deductions will increase additional paid-in capital when they are deemed realized under the "with and without" method. We have net operating losses in various states that total $104.9 million. The federal net operating loss carryforwards expire in fiscal years 2019 through 2029. The state net operating loss carryforwards expire in fiscal years 2012 through 2029. We also have non-U.S. net operating losses of $1.9 million which do not expire.

There are federal research and development credit carryforwards of $22.8 million that expire in fiscal years 2012 through 2031. There are $14.7 million of state research and development credits. Of that amount, $3.0 million will expire in fiscal years 2022 through 2027. The remaining $11.7 million of state research and development credits are not subject to expiration.

We have approximately $339 thousand of cumulative undistributed earnings in certain non-U.S. subsidiaries. We have not recognized a deferred tax liability on these undistributed earnings because the Company currently intends to reinvest these earnings in operations outside the U.S. The unrecognized deferred tax liability on these earnings is approximately $121 thousand. With our current tax attributes, if the earnings were distributed, we would most likely not accrue any additional current income tax expense because this income would be offset by our net operating loss carryforwards and other future deductions.

We record unrecognized tax benefits for the estimated risk associated with tax positions taken on tax returns. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance at March 27, 2010	$ 85
Additions based on tax positions related to the current year	—
Reductions for tax positions of prior years	—
Settlements	—
Reductions related to expirations of statutes of limitation	(85)
Balance at March 26, 2011	$ 0

The Company does not believe that its unrecognized tax benefits will significantly increase or decrease during the next 12 months.

We accrue interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. We did not record any interest or penalties during fiscal year 2011.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. Fiscal years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which we are subject. During fiscal year 2010, the Internal Revenue Service issued a "no change" letter in connection with the audit of our fiscal year 2006 federal income tax return.

16. Patent Agreement, Net

On July 13, 2010, we entered into a Patent Purchase Agreement for the sale of certain Company owned patents. As a result of this agreement, on August 31, 2010, the Company received cash consideration of $4.0 million from the purchaser. The proceeds were recorded as a recovery of costs previously incurred and are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Patent agreement, net."*

On June 11, 2009, we entered into a Patent Purchase Agreement for the sale of certain Company owned patents and on August 26, 2009, the Company received cash consideration of $1.4 million from the purchaser. The proceeds were recorded as a recovery of costs previously incurred and are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Patent agreement, net."*

17. Segment Information

We determine our operating segments in accordance with FASB ASC Topic 280, *"Segment Reporting."* Our Chief Executive Officer ("CEO") has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

The Company operates and tracks its results in one reportable segment based on the aggregation of activity from its two product lines under ASC Topic 280. Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources, rather than detailed information at a product line level. Additionally, our product lines have similar characteristics and customers. They share operations support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology. Therefore, there is no complete, discrete financial information maintained for these product lines. Revenue from our product lines are as follows (in thousands):

	Year Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
Audio products	$ 264,840	$ 153,661	$ 97,293
Energy products	104,731	67,328	77,349
Total	$ 369,571	$ 220,989	$ 174,642

Geographic Area

The following illustrates sales by geographic locations based on the sales office location (in thousands):

	Year Ended		
	March 26, 2011	March 27, 2010	March 28, 2009
United States	$ 66,701	$ 47,936	$ 53,309
United Kingdom	27,398	17,156	26,006
China	205,775	103,992	46,266
Hong Kong	9,216	5,611	5,937
Japan	16,902	12,335	10,062
South Korea	12,413	10,134	7,021
Taiwan	13,073	10,585	10,862
Other Asia	16,012	12,381	12,408
Other non-U.S. countries	2,081	859	2,771
Total consolidated sales	$369,571	$220,989	$174,642

The following illustrates property, plant and equipment, net, by geographic locations, based on physical location (in thousands):

	Year Ended	
	March 26, 2011	March 27, 2010
United States	$33,977	$18,449
United Kingdom	29	9
China	117	104
Hong Kong	3	10
Japan	377	23
South Korea	4	25
Taiwan	44	38
Other Asia	12	16
Total consolidated property, plant and equipment, net	$34,563	$18,674

18. Quarterly Results (Unaudited)

The following quarterly results have been derived from our audited annual consolidated financial statements. In the opinion of management, this unaudited quarterly information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, including normal recurring adjustments, necessary for a fair presentation of this quarterly information. This information should be read along with the financial statements and related notes. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

The unaudited quarterly statement of operations data for each quarter of fiscal years 2011 and 2010 were as follows (in thousands, except per share data):

	Fiscal Year 2011			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	(6)	(5)	(4)	
Net sales	$ 91,433	$95,625	$100,598	$81,915
Gross margin	46,018	52,462	56,780	46,735
Net income	130,406	24,621	30,874	17,602
Basic income per share	$ 1.91	$ 0.36	$ 0.45	$ 0.26
Diluted income per share	1.80	0.34	0.42	0.25

	Fiscal Year 2010			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	(3)		(2)	(1)
Net sales	$62,639	$65,162	$55,674	$37,514
Gross margin	35,284	34,886	28,974	19,587
Net income	20,358	11,055	6,764	221
Basic income per share	$ 0.31	$ 0.17	$ 0.10	$ —
Diluted income per share	0.31	0.17	0.10	—

(1) Net income was favorably impacted by a $2.7 million benefit for litigation expenses related to the receipt of proceeds from our insurance carrier as part of the final settlement of the derivative lawsuits described in Note 9, Legal Matters.

(2) Net income was favorably impacted by the receipt of $1.4 million from a Patent Purchase Agreement for the sale of certain Company owned patents.

(3) Net income was favorably impacted by an $11.8 million benefit to tax expense to decrease the valuation allowance on our U.S. deferred tax assets.

(4) Net income was favorably impacted by a $4.0 million gain on the sale of certain Company owned patents and a $1.6 million benefit to tax expense to decrease the valuation allowance on our U.S. deferred tax assets.

(5) Net income was favorably impacted by a $1.3 million benefit to tax expense to decrease the valuation allowance on our U.S. deferred tax assets.

(6) Net income was favorably impacted by a $117.0 million benefit to tax expense to decrease the valuation allowance on our U.S. deferred tax assets, which was partially offset by reduced gross margins attributable to a charge of approximately $4.2 million due to a production issue with a new audio device that entered high volume production in March 2011.

19. Subsequent Event

The Company has made additional repurchases under the previously announced $80 million stock repurchase program. For the period March 27, 2011 through May 24, 2011, the Company has repurchased and retired approximately 3.5 million shares of Cirrus common stock at a cost of approximately $55.3 million.

In addition, on March 15, 2011, we entered into an Agreement relating to the purchase of certain real property near our new headquarters facility in Austin, Texas. Pursuant to the Agreement, we agreed to purchase the property for $3.35 million subject to the completion of our due diligence. We have substantially completed our due diligence and expect to complete the transaction during the June quarter.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the CEO and CFO, of the effectiveness of the design and operation of Company's disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-15(c) and 15d-15(e)) as of March 26, 2011. Based on that evaluation, the Company's CEO and CFO have concluded that such disclosure controls and procedures were effective in alerting them in a timely manner to material information relating to the Company required to be included in its periodic reports filed with the SEC.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment of internal control over financial reporting, management has concluded that our internal control over financial reporting was effective as of March 26, 2011, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of our internal control over financial reporting as of March 26, 2011, included in Item 8 of this report.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended March 26, 2011, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. ***Directors and Executive Officers of the Registrant***

The information set forth in the Proxy Statement to be delivered to stockholders in connection with our Annual Meeting of Stockholders to be held on July 28, 2011 under the headings *Corporate Governance - Board Meetings and Committees, Corporate Governance — Audit Committee, Proposals to be Voted on — Proposal No. 1 — Election of Directors, Summary of Executive Compensation, and Section 16(a) Beneficial Ownership Reporting Compliance* is incorporated herein by reference.

ITEM 11. ***Executive Compensation***

The information set forth in the Proxy Statement under the headings *Compensation Discussion and Analysis* and *Compensation Committee Report* is incorporated herein by reference.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information set forth in the Proxy Statement under the headings *Equity Compensation Plan Information* and *Ownership of Securities* is incorporated herein by reference.

ITEM 13. *Certain Relationships and Related Transactions*

The information set forth in the Proxy Statement under the headings *Certain Relationships and Related Transactions* and *Corporate Governance* is incorporated herein by reference.

ITEM 14. *Principal Accountant Fees and Services*

The information set forth in the Proxy Statement under the heading *Audit and Non-Audit Fees and Services* is incorporated herein by reference.

PART IV

ITEM 15. *Exhibit and Financial Statement Schedules*

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

- Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets as of March 26, 2011, and March 27, 2010.
- Consolidated Statements of Operations for the fiscal years ended March 26, 2011, March 27, 2010, and March 28, 2009.
- Consolidated Statements of Cash Flows for the fiscal years ended March 26, 2011, March 27, 2010, and March 28, 2009.
- Consolidated Statements of Stockholders' Equity for the fiscal years ended March 26, 2011, March 27, 2010, and March 28, 2009.
- Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits are filed as part of or incorporated by reference into this Report:

3.1 Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on August 26, 1998. (1)
3.2 Amended and Restated Bylaws of Registrant. (2)
10.1+ 1990 Directors' Stock Option Plan, as amended. (3)
10.2+ Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of December 4, 2007. (4)
10.3+ 2002 Stock Option Plan, as amended. (5)
10.4+ Cirrus Logic, Inc. 2006 Stock Incentive Plan. (6)
10.5+ Form of Stock Option Agreement for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (14)
10.6+ Form of Notice of Grant of Stock Option for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (6)
10.7+ Form of Stock Option Agreement for Outside Directors under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (7)
10.8+ Form of Restricted Stock Award Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (8)
10.9+ Form of Restricted Stock Unit Agreement for U.S. Employees under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (14)
10.10+ Form of Notice of Grant of Restricted Stock Units granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (14)
10.11+ 2007 Executive Severance and Change of Control Plan, effective as of October 1, 2007. (9)

10.12+ 2007 Management and Key Individual Contributor Incentive Plan, as amended on February 15, 2008. (10)

10.13 Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant, dated November 10, 2000, for 197,000 square feet located at 2901 Via Fortuna, Austin, Texas. (1)

10.14 Amendment No. 1 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (11)

10.15 Amendment No. 2 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (5)

10.16 Amendment No. 3 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (12)

10.17 The Revised Stipulation of Settlement dated March 10, 2009 (13)

10.18 Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated March 24, 2010. (15)

10.19 First Amendment to Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated May 14, 2010. (15)

10.20 Second Amendment to Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated June 7, 2010. (16)

10.21 General Contractors Agreement by Registrant dated January 25, 2011. (17)

14 Code of Conduct. (18)

23.1* Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

24.1* Power of Attorney (see signature page).

31.1* Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*# Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*# Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates a management contract or compensatory plan or arrangement.

* Filed with this Form 10-K.

Not considered to be "filed" for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

(1) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the SEC on June 22, 2001 (Registration No. 000-17795).

(2) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on September 21, 2005.

(3) Incorporated by reference from Registrant's Registration Statement on Form S-8 filed with the SEC on August 8, 2001 (Registration No. 333-67322).

(4) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on January 30, 2008.

(5) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 29, 2003, filed with the SEC on June 13, 2003 (Registration No. 000-17795).

(6) Incorporated by reference from Registration's Statement on Form S-8 filed with the SEC on August 1, 2006.

(7) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on August 1, 2007.

(8) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on November 5, 2007.

(9) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on October 3, 2007.

(10) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 29, 2008, filed with the SEC on May 29, 2008 (Registration No. 000-17795).

(11) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 30, 2002, filed with the SEC on June 19, 2002 (Registration No. 000-17795).

(12) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 25, 2006, filed with the SEC on May 25, 2006 (Registration No. 000-17795).

(13) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on April 1, 2009.

(14) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on October 7, 2010.

(15) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 27, 2010, filed with the SEC on June 1, 2010.

(16) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on July 20, 2010.

(17) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on January 27, 2011.

(18) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 27, 2004, filed with the SEC on June 9, 2004 (Registration No. 000-17795).

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: /s/ THURMAN K. CASE

Thurman K. Case
Vice President, Chief Financial Officer and
Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:

Signature	Title	Date
/s/ MICHAEL L. HACKWORTH Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
/s/ JASON P. RHODE Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
/s/ THURMAN K. CASE Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
/s/ JOHN C. CARTER John C. Carter	Director	May 25, 2011
/s/ TIMOTHY R. DEHNE Timothy R. Dehne	Director	May 25, 2011
/s/ D. JAMES GUZY D. James Guzy	Director	May 25, 2011
/s/ WILLIAM D. SHERMAN William D. Sherman	Director	May 25, 2011
/s/ ROBERT H. SMITH Robert H. Smith	Director	May 25, 2011

Exhibit Index

The following exhibits are filed or furnished as part of this Report:

Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see signature page).
31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



JASON P. RHODE
President and Chief Executive Officer

June 2, 2011

To our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of Cirrus Logic, Inc. to be held on Thursday, July 28, 2011, at 1:00 p.m. at Cirrus Logic, Inc., 2901 Via Fortuna, Austin, Texas 78746. Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

We are also pleased to be furnishing proxy materials to our stockholders using the Internet. We believe this process expedites stockholders' receipt of proxy materials and lowers the cost of our annual meeting. Instead of mailing a paper copy of our proxy materials to our stockholders, we are mailing a notice with instructions for accessing the proxy materials and voting via the Internet. The notice also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope you will vote as soon as possible. Although you may vote in person at the annual meeting, you may also vote over the Internet, as well as by telephone, or by mailing a proxy card. Voting over the Internet, by telephone, or by written proxy will ensure your representation at the annual meeting if you do not attend in person. Please review the instructions on the Notice of Internet Availability or the proxy card regarding each of these voting options.

Cirrus Logic values the participation of its stockholders. Your vote is an important part of our system of corporate governance and I strongly encourage you to participate.

Sincerely,

Jason P. Rhode
President and Chief Executive Officer

TABLE OF CONTENTS

A copy of Cirrus Logic, Inc.'s Annual Report on Form 10-K is included with this Proxy Statement. Copies of these documents are available on our Web site at www.cirrus.com. You also may receive copies of these documents at no charge upon request directed to:

Cirrus Logic Investor Relations
2901 Via Fortuna, Austin, Texas 78746
telephone: (512) 851-4125; email: Investor.Relations@cirrus.com



Annual Stockholders' Meeting

July 28, 2011
YOUR VOTE IS IMPORTANT

Notice

Cirrus Logic, Inc. (the "Company", "our" or "we") will hold its 2011 Annual Meeting of Stockholders as follows:

Friday, July 28, 2011
1:00 P.M. (Central Daylight Time)
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

At the meeting, stockholders will vote on the following matters:

(i) the election of eight Company directors for one-year terms;

(ii) the ratification of the appointment of Ernst &Young LLP ("Ernst & Young") as our independent registered public accounting firm;

(iii) an advisory (non-binding) vote on named executive officer compensation;

(iv) an advisory (non-binding) vote on the frequency of future advisory votes on named executive officer compensation; and

(v) such other business as may properly come before the meeting.

You can vote four different ways. You can vote by attending the meeting, by telephone, by the Internet, or by proxy card. For specific voting information, please see "Questions and Answers about the Proxy Materials, the Annual Meeting, and Voting Procedures" on page 2.

Stockholders of record at the close of business on May 31, 2011 (the "Record Date"), are entitled to vote. On that day, approximately 65.2 million shares of the Company common stock were outstanding. Each share entitles the holder to one vote.

The Board of Directors of the Company ("the Board") asks you to vote in favor of the first three proposals and to vote to hold a non-binding stockholder advisory vote on executive compensation every three years. This proxy statement provides you with detailed information about each proposal. We are also using this proxy statement to discuss our corporate governance and compensation practices and philosophies.

We encourage you to read this proxy statement carefully. In addition, you may obtain information about the Company from the Annual Report to Stockholders and from other documents that we have filed with the Securities and Exchange Commission (the "SEC").

PROXY STATEMENT

2011 ANNUAL MEETING OF STOCKHOLDERS
To Be Held Thursday, July 28, 2011

Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746
www.cirrus.com

These proxy materials are furnished to you in connection with the solicitation of proxies by the Board of Directors ("Board") of Cirrus Logic, Inc. for use at our 2011 Annual Meeting of Stockholders and any adjournments or postponements of the meeting (the "Annual Meeting"). The Annual Meeting will be held on July 28, 2011, at 1:00 p.m., central time, at our principal executive offices, 2901 Via Fortuna, Austin, Texas 78746.

Beginning on or about June 14, 2011, Cirrus has made available on the Internet or delivered paper copies of these proxy materials by mail in connection with the solicitation of proxies by the Board of Cirrus for proposals to be voted on at the Company's Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS, THE ANNUAL MEETING, AND VOTING PROCEDURES

Q: Why am I receiving these materials?

A: Our Board, on behalf of the Company, is soliciting your proxy for the annual meeting of stockholders to take place on July 28, 2011. As a stockholder, you are invited to attend the meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

Q: What information is contained in these materials?

A: The information included in this proxy statement relates to the proposals to be voted on at the meeting, the voting process, the compensation of directors and our most highly paid executive officers, and certain other required information. Our 2011 Annual Report to Stockholders on Form 10-K for the fiscal year ended March 26, 2011, is also included.

If you requested and received a copy of these materials by mail or e-mail, then the proxy materials also include a proxy card or a voting instruction card for the Annual Meeting.

Q: Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: We are complying with the U.S. Securities and Exchange Commission (the "SEC") rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to our stockholders a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a copy of the proxy materials by mail or e-mail.

Q. How can I access the proxy materials over the Internet?

A: Your notice about the Internet availability of the proxy materials contains instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- request a paper copy of our proxy materials for the Annual Meeting; and
- instruct us to send our future proxy materials to you electronically by e-mail.

Q: How may I obtain a paper copy of the proxy materials?

A: Stockholders receiving a notice about the Internet availability of the proxy materials will find instructions regarding how to obtain a paper copy of the proxy materials in their notice.

Q: What if I receive more than one notice about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: If you receive more than one Notice or set of proxy materials, it means your shares are registered differently or are in more than one account. To vote all your shares by proxy, you must vote for all notices you receive, or for all proxy cards and voting instruction cards you received upon request.

Q: What proposals will be voted on at the meeting?

A: There are four proposals scheduled to be voted on at the meeting:

- the election of eight directors;
- the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm;
- an advisory (non-binding) vote on named executive officer compensation; and
- an advisory (non-binding) vote on the frequency of future advisory votes on named executive office compensation.

Q: What is Cirrus Logic's voting recommendation?

A: Our Board recommends that you vote your shares as follows:

- "FOR" each of the director nominees;
- "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm;
- "FOR" the approval, on a non-binding, advisory basis, of our named executive officer compensation as described in this Proxy Statement; and
- To hold a non-binding, stockholder advisory vote on executive compensation every "Three Years" as described in this Proxy Statement.

Q: Who is entitled to vote at the Annual Meeting?

A: Stockholders of record at the close of business on May 31, 2011 (the "Record Date") are entitled to vote.

Q: What shares owned by me can be voted?

A: All shares owned by you as of the close of business on the Record Date may be voted by you. These shares include (1) shares held directly in your name as the *stockholder of record*, including shares purchased through the Company's Employee Stock Purchase Plan, and (2) shares held for you as the *beneficial owner* through a stockbroker or bank.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of the Company hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with the Company's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the *stockholder of record,* and you have the right to vote by proxy by following the instructions in the Notice of Internet Availability of the proxy materials or to vote in person at the meeting.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held *in street name*, and your broker or nominee is considered, with respect to those shares, the *stockholder of record*. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the meeting. However, since you are not the *stockholder of record*, you may not vote these shares at the meeting unless you obtain a signed proxy from your broker or nominee giving you the right to vote the shares.

Q: How can I vote my shares in person at the meeting?
A: Shares held directly in your name as the *stockholder of record* may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification.

Even if you currently plan to attend the annual meeting, we recommend that you also submit your proxy in advance of the meeting so that your vote will be counted if you later decide not to attend the meeting. Shares held in street name may be voted in person by you only if you obtain a signed proxy from your broker or nominee giving you the right to vote the shares.

Q: How can I vote my shares without attending the meeting?
A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or by submitting voting instructions to your broker or other nominee for shares held in street name. In most instances, you will be able to do this over the Internet, by telephone, or by mail. If you are the stockholder of record, please refer to the summary instructions below and those included on your Notice of Internet Availability of the proxy materials. If you hold shares in street name, you should refer to the voting instruction card provided to you by your broker or nominee. Stockholders who have requested and received a paper copy of a proxy card or voting instruction card by mail may also vote over the Internet by following the instructions on the proxy card or voting instruction card.

BY INTERNET— If you have Internet access, you may vote by following the instructions on the Notice of Internet Availability of the proxy materials. If you have requested and received a paper copy of a proxy card or voting instruction card, you may also vote over the Internet by following the instructions on the proxy card or voting instruction card.

BY TELEPHONE— If you have requested and received a paper copy of a proxy card or voting instruction card, you may vote by telephone by following the instructions on the proxy card. You will need to have the control number that appears on your Notice of Internet Availability of the proxy materials available when voting by telephone.

BY MAIL— If you have requested and received a paper copy of a proxy card or voting instruction card by mail, you may submit a proxy by signing your proxy card and mailing it in the enclosed, postage prepaid and addressed envelope. If you sign but do not provide instructions, your shares will be voted as described in *"How Are Votes Counted?"* below.

Q: What if I hold shares in street name and do not transmit voting instructions before the stockholder meeting to my broker or nominee?
A: Effective January 1, 2010, your broker is no longer permitted to vote on your behalf on non-routine matters if you are a beneficial owner of shares held in street name and you do not transmit your voting instructions before the stockholder meeting to your broker or nominee. The election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 3), and the advisory vote on the frequency of the stockholder advisory votes on named executive officer compensation (Proposal 4) are considered non-routine matters. Therefore, if you do not transmit your voting instructions to your broker or other nominee, then they cannot vote on these non-routine matters and your vote will be counted as "broker non-votes" as further described in the response to *"How are abstentions and broker non-votes counted?"* below.

Q: Can I revoke my proxy?
A: You may revoke your proxy instructions at any time prior to the vote at the annual meeting. For shares held directly in your name, you may revoke your proxy instructions by granting a new proxy bearing a later date (that automatically revokes the earlier proxy) or by attending the annual meeting and voting in person. Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically request it to be revoked. For shares

held beneficially by you, you may revoke your proxy by submitting a new proxy to your broker or nominee.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is the presence, either in person or represented by proxy, of the holders of a majority of the outstanding shares entitled to be voted at the Annual Meeting. For this year's annual meeting, both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the proposal to ratify the selection of Ernst & Young and the advisory vote on named executive officer compensation, you may vote "FOR," "AGAINST," or "ABSTAIN." If you "ABSTAIN" on these matters, it has the same effect as a vote "AGAINST." You may also "ABSTAIN" from the advisory vote on the frequency of the stockholder advisory votes on named executive officer compensation. If you do so, your vote will not count as a vote cast for that matter.

If you sign your proxy card with no further instructions, your shares will be voted in accordance with the recommendations of the Board.

Q: What is the voting requirement to approve each of the proposals?

A: In the election of directors, the eight persons receiving the highest number of "FOR" votes will be elected. And for the advisory vote on the frequency of stockholder advisory votes on named executive officer compensation, the frequency receiving the majority of the votes cast will considered to be the advised frequency. All other proposals require the affirmative "FOR" vote of a majority of those shares present, either in person or represented by proxy, and entitled to vote. If you are a beneficial owner and do not provide your broker or nominee with voting instructions on a non-routine matter such as a director election, your shares may constitute broker non-votes, as described in *"How are abstentions and broker non-votes counted?"* below. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.

Q: How are abstentions and broker non-votes counted?

A: Abstentions are counted as present for purposes of determining the shares present and entitled to vote. However, an abstention is not a vote cast for purposes of counting votes, and therefore the effect of an abstention will be the same effect as a vote against a proposal as described in *"How are votes counted?"* above. Broker non-votes are not counted as shares present and entitled to be voted with respect to a matter on which the beneficial owner has expressly not voted. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary voting power to vote the shares.

Q: How can I obtain an admission ticket for the meeting?

A: Two cut-out admission tickets are included on the back of this proxy statement. A limited number of tickets are available for additional joint owners. To request additional tickets, please contact the Company's Corporate Secretary at our headquarters. If you forget to bring an admission ticket, you will be admitted to the meeting only if you are listed as a *stockholder of record* as of the close of business on the Record Date, and you bring proof of identification. If you hold your shares through a broker or other nominee and fail to bring an admission ticket, you will need to provide proof of ownership by bringing either a copy of the Notice of Internet Availability of the proxy materials or a copy of a brokerage statement showing your share ownership as of the Record Date.

Q: Where can I find the voting results of the meeting?

A: We will announce preliminary voting results at the meeting and will file with the Securities and Exchange Commission via EDGAR a Current Report on Form 8-K within four business days of the meeting with the final voting results. If final voting results are not available at the time of such filing, the Company intends to disclose preliminary vote results at the time of the filing and file an amended Form 8-K within four business days after obtaining the final results.

Q: What happens if additional proposals are presented at the meeting?

A: Other than the proposals described in this proxy statement, we do not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Scott Thomas, our Corporate Secretary, and Thurman Case, our Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxy holders will vote your shares for such other candidate or candidates as may be nominated by the Board.

Q: What classes of shares are entitled to be voted?

A: Each share of our common stock outstanding as of the Record Date is entitled to one vote on each item being voted upon at the annual meeting. On the Record Date, we had approximately 65.2 million shares of common stock outstanding.

Q: Is cumulative voting permitted for the election of directors?

A: No.

Q: Who will count the votes?

A: A representative of Broadridge Investor Communications Solutions will tabulate the votes. A representative of the Company will act as the inspector of the election.

Q: Is my vote confidential?

A: Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation by our Board.

Q: Who will bear the cost of soliciting votes for the meeting?

A: The Company will pay the entire cost of soliciting proxies to be voted, along with the costs of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials and/or submit your proxy over the Internet or by telephone, however, you are responsible for Internet access or telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made by our directors, officers, and employees, either in person, by telephone, or by electronic communication. Our directors, officers and employees will not receive any additional compensation for the solicitation activities. We will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?

A: You may make nominations and submit proposals for consideration at future stockholder meetings. Any proposal that a stockholder wishes to include in the Company's proxy materials for the 2012 annual meeting of stockholders, in accordance with the regulations of the SEC, must be received by no later than February 15, 2012. The written proposal will need to comply with the regulations of the SEC under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Any proposal or nomination for election of directors that a stockholder wishes to propose for consideration at the 2012 annual meeting of stockholders, whether or not the stockholder wishes to include such proposal or nomination in our proxy statement under the applicable SEC rules, must be submitted in accordance with our Bylaws. To be considered timely, our Bylaws provide that such notice must be received at our principal executive offices no later than February 15, 2012. Proposals and nominations should be addressed to: Corporate Secretary, Cirrus Logic, Inc., 2901 Via Fortuna, Austin, Texas 78746.

Copy of Bylaw Provisions: You may contact the Company's Corporate Secretary at our headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Board Meetings and Committees

During the fiscal year ended March 26, 2011, the Board held 7 meetings. Each director is expected to attend each meeting of the Board and the committees on which he serves. No director attended less than 75% of the aggregate of (i) the total number of board meetings; and (ii) the total number of meetings held by all committees of the Board on which he served. Directors are also expected to attend the Company's annual meeting of stockholders absent a valid reason. All of the directors except for Mr. Guzy attended the Company's 2010 annual meeting of stockholders.

We have three Board committees: Audit, Compensation, and Governance and Nominating. Each member of the Audit, Compensation, and Governance and Nominating Committees is independent in accordance with the applicable Nasdaq listing standards. Each committee has a written charter that has been approved by the Board. The current members of each committee are identified in the following table, and the function of each committee is described below.

On occasion, the Board may appoint special committees or designate directors to undertake special assignments on behalf of the Board.

Name of Director	Independent	Audit	Compensation	Governance and Nominating
John C. Carter	Yes	X	X	
Timothy R. Dehne	Yes		Chair	X
D. James Guzy	Yes	X		X
Michael L. Hackworth	Yes			
Jason P. Rhode	No			
William D. Sherman	Yes			Chair
Robert H. Smith	Yes	Chair	X	X
Number of Meetings Held in Fiscal Year Ended March 26, 2011		7	4	2

Audit Committee

The Audit Committee is currently composed of three directors. The responsibilities of the Committee include:

- selecting, retaining, compensating, overseeing, evaluating and, where appropriate, terminating the Company's independent auditors;
- resolving any disagreements between management and the independent auditors regarding financial reporting;
- adopting and implementing pre-approval policies and procedures for audit and non-audit services to be rendered by the independent auditors;

- reviewing with management and the independent auditors the financial information and the Management's Discussion and Analysis proposed to be included in each of the Company's Quarterly Reports on Form 10-Q prior to their filing;
- reviewing before release the unaudited interim financial results in the Company's quarterly earnings release;
- reviewing with management and the independent auditors, at the completion of the annual audit, the audited financial statements and the Management's Discussion and Analysis proposed to be included in the Company's Annual Report on Form 10-K prior to its filing and provide or review judgments about the quality, not only the acceptability, of accounting principles, and such other matters required to be discussed with the independent auditors under generally accepted auditing standards;
- reviewing and approving, if appropriate, material changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management;
- establishing procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
- evaluating the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

The Board has determined that each of the members of the Audit Committee is able to read and understand fundamental financial statements and is independent under applicable Securities and Exchange Commission rules and applicable Nasdaq listing standards. The Board has determined that Robert H. Smith is an "audit committee financial expert" as defined under applicable Securities and Exchange Commission rules.

For additional information relating to the Audit Committee, see the Report of the Audit Committee of the Board on page 46 of this proxy statement and the Audit Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com.*

Compensation Committee

The Compensation Committee is composed of three directors, each of whom is independent under applicable Nasdaq listing standards. The Committee reviews and approves salaries and other matters relating to executive compensation, and administers the Company's stock incentive plans, including reviewing and granting stock incentive awards to executive officers and other employees and reviewing and approving policies and procedures for awarding grants under these plans. The Compensation Committee also reviews and recommends to the Board for approval various other Company compensation plans, policies, and matters related to the Company's non-employee directors. For additional information relating to the Compensation Committee, see the Compensation Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com.*

Governance and Nominating Committee

The Governance and Nominating Committee is composed of four directors, each of whom is independent under the applicable Nasdaq listing standards. This Committee provides counsel to the Board with respect to Board organization, membership, and function, as well as committee structure and membership. The Committee is also responsible for defining the qualifications for candidates for director positions, evaluating qualified candidates, recommending candidates to the Board for election as directors, and proposing a slate of directors for election by stockholders at each annual meeting. For more information relating to the Governance and Nominating Committee, see the

Governance and Nominating Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com.*

The Governance and Nominating Committee annually reviews the needs of the Board for various skills, experience, expected contributions, and other characteristics in determining the director candidates to be nominated at the annual meeting. The Governance and Nominating Committee will evaluate candidates for directors proposed by directors, stockholders, or management in light of the Committee's views of the current needs of the Board for certain skills; the candidate's background, skills, experience, or other characteristics; and the expected contributions and the qualification standards established from time to time by the Governance and Nominating Committee. If the Committee believes that the Board requires additional candidates for nomination, the Committee may engage a third-party search firm to assist in identifying qualified candidates. All directors and nominees will submit a completed form of directors' and officers' questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Governance and Nominating Committee. Although the Board does not have a formal policy specifying how diversity should be considered in making determinations regarding nominations of directors, the Governance and Nominating Committee does take into account the benefits of diverse backgrounds, viewpoints, and experiences, as well as the benefits of a constructive working relationship among directors, when evaluating candidates for the Board.

The Governance and Nominating Committee believes that members of the Board should possess certain basic personal and professional qualities in order to properly discharge their fiduciary duties to stockholders, provide effective oversight of the management of the Company, and monitor the Company's adherence to principles of sound corporate governance. Therefore, the Committee has determined that nominees for election as director should have the following qualifications: (i) possess the highest personal and professional ethics, integrity and values; (ii) be committed to representing the long-term interests of the Company's stockholders; (iii) have an inquisitive and objective perspective and mature judgment; (iv) possess strong business and financial acumen and judgment acquired through education, training or experience; (v) possess experience at policy-making levels in business, government, education or technology, and in areas that are relevant to the Company's global business activities; (vi) have experience in matters of corporate governance; (vii) have experience in positions with a high degree of responsibility in the companies or institutions with which they are affiliated; and (viii) be prepared to devote appropriate time and attention to the Board and Committee duties required of a public company board member. Additionally, for non-employee director candidates, the nominees should have personal and business circumstances that permit them to serve on one or more of the various Committees of the Board.

These are not meant to be the exclusive criteria, however, and the Committee will also consider the contributions that a candidate can be expected to make to the collective functioning of the Board based upon the totality of the candidate's credentials, experience, and expertise; the composition of the Board at the time; and other relevant circumstances.

To assist with identifying and selecting qualified candidates for the 2011 Annual Meeting of Stockholders, the Committee engaged Lonergan Partners, a third-party executive search firm. After evaluating candidates either nominated by Board members or by Lonergan Partners, the Governance and Nominating Committee recommended two new nominees, Mr. Schuele and Ms. Wang, for election at the 2011 Annual Meeting of Stockholders. Mr. Schuele and Ms. Wang were recommended to the Governance and Nominating Committee by non-managing directors of the Company.

Stockholders are able to recommend individuals to the Governance and Nominating Committee for consideration as potential director nominees by submitting their names, together with appropriate biographical information and background materials, and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of the Company's common stock for at least one year as of the date such recommendation is made. An eligible stockholder wishing to recommend a candidate must submit the following not less than 120 calendar days prior to the anniversary of the date the proxy was released to the stockholders in connection with the previous year's annual meeting: (A) a recommendation that identifies the candidate and provides contact information; (B) the written consent of the candidate to serve as a director of the Company, if elected; and (C) documentation establishing that the stockholder making the recommendation is an eligible stockholder.

Recommendations should be submitted to:

Governance and Nominating Committee
c/o Corporate Secretary
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

The Committee will consider stockholder-recommended candidates pursuant to the Nominations Process outlined in the Company's Corporate Governance Guidelines.

Stockholders also have the right under the Company's Bylaws to nominate candidates for election as directors by following the procedures, providing the information and conforming to the submission deadlines specified in the Company's Bylaws. Please see *"Questions and Answers about the Proxy Materials, the Annual Meeting and Voting Procedures — May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?"* for further information.

Determination of Independence

The Board, which currently consists of seven directors, has determined that six directors are independent as defined by The Nasdaq Stock Market, Inc. (the "Nasdaq") applicable listing standards. Specifically, the Governance and Nominating Committee has reviewed the independence of each director and determined that Messrs. Carter, Dehne, Guzy, Hackworth, Sherman, and Smith qualify as independent directors under this standard.

In addition, the Governance and Nominating Committee has determined that new director nominees, Mr. Schuele and Ms. Wang, qualify as independent directors under the applicable Nasdaq listing standards.

Corporate Governance Guidelines

On an annual basis, the Company reviews its corporate governance practices in light of any changes to applicable law, the rules of the SEC, and the Nasdaq listing standards. No changes were recommended to the Corporate Governance Guidelines in fiscal year 2011. Among other matters, the Guidelines include the following:

- Two-thirds of the members of the Board must be independent directors as defined in the Company's Corporate Governance Guidelines.
- The positions of Chairman of the Board and Chief Executive Officer ("CEO") shall be held by separate individuals, and the CEO shall be the only member of the Board who is an executive officer of the Company.
- If the Chairman of the Board is not an independent director as defined in Exhibit A to the Company's Corporate Governance Guidelines, the Board will designate a "lead independent director."
- Directors shall retire at the age of 75.
- The Board will have an Audit Committee, Compensation Committee, and Governance and Nominating Committee, each of which shall consist solely of independent directors.

- The independent directors shall meet in executive session either before or after each regularly scheduled Board meeting.
- In considering stockholder proposals and candidates recommended by stockholders for the Board, the Governance and Nominating Committee will follow the procedures outlined in the Corporate Governance Guidelines.

For additional details, see the Company's Corporate Governance Guidelines, which are available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com.*

Board Leadership Structure

The Board of Directors is committed to maintaining an independent Board comprised primarily of independent directors. To enhance the independence of the Board from management, we separate the roles of our Chief Executive Officer, Jason Rhode, and Chairman of the Board, Michael Hackworth. In addition, we have appointed a Lead Independent Director, Robert H. Smith, who is responsible for coordinating the activities of the independent directors of the Board. This leadership structure demonstrates our commitment to good corporate governance and benefits our stockholders by enhancing the oversight of management by the Board, balancing power on our Board, and encouraging balanced decision making.

Board's Role in Risk Oversight

Although management is responsible for identifying, assessing, and managing the material risks facing the Company, our Board plays an ongoing and active role in the oversight of the Company's risk management processes, along with the oversight of the most significant strategic and operational risks faced by the Company and management's efforts to mitigate those risks. Our Board is involved in the setting of the Company's business strategy, which necessarily entails a determination of what constitutes an appropriate level of risk for the Company. In addition, at least annually, the Board discusses material risks related to the Company's overall business strategy. Further, the management team reports to the Board on a quarterly basis the status of its efforts to manage what it believes are the Company's most material risks.

Each of our Board committees also considers risk within the committee's area of responsibility. Our Audit Committee regularly reviews with management the Company's major financial and regulatory risk exposures and the steps management has taken to monitor and control such exposures. Also, in designing our compensation programs and structuring awards, the Compensation Committee considers whether such compensation programs may lead to undue risk taking.

Code of Conduct

The Company has adopted a Code of Conduct that applies to all of its directors, officers, and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). A copy of the Code of Conduct is incorporated as Exhibit 14 to the Company's Annual Report on Form 10-K and is accessible on its Web site at *www.cirrus.com*. The Code of Conduct, as applied to the Company's senior financial officers, constitutes the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and constitutes the Company's "code of conduct" under the Nasdaq listing standards.

DIRECTOR COMPENSATION ARRANGEMENTS

Non-employee directors receive a combination of cash and equity-based compensation. Directors who are employed by the Company do not receive any additional compensation for their Board activities. Independent directors may not receive consulting, advisory, or other compensatory fees from the Company in addition to their Board compensation.

The following table sets forth the quarterly cash payments paid to non-employee directors for Board service during the fiscal year ended March 26, 2011:

Director Compensation Retainers	
Quarterly Director Retainer	$11,250
Board Chairman Quarterly Retainer	$ 3,750
Audit Chair Quarterly Retainer	$ 5,000
Audit Committee Member Quarterly Retainer	$ 2,000
Compensation Committee Chair Quarterly Retainer	$ 2,000
Compensation Committee Member Quarterly Retainer	$ 1,000
Nominating and Governance Committee Chair Quarterly Retainer	$ 1,500
Nominating and Governance Committee Quarterly Retainer	$ 750

The Company also reimburses directors for all reasonable out of pocket expenses incurred for attending board and committee meetings.

The following table sets forth the information regarding the cash fees and equity compensation paid to our non-employee directors for services as members of the Board or any committee of the Board during fiscal year 2011.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2011

Name (a)	Fees Earned or Paid in Cash ($) (1) (b)	Option Awards ($) (2) (d)	Total ($) (h)
Michael L. Hackworth	$ 75,833	$252,535 (3)	$ 328,368
John C. Carter	$ 57,000	$252,535 (4)	$ 309,535
Timothy R. Dehne	$ 58,000	$252,535 (5)	$ 310,535
D. James Guzy (9)	$ 56,000	$252,535 (6)	$ 308,535
William D. Sherman	$ 57,000	$252,535 (7)	$ 309,535
Robert H. Smith	$ 86,667	$252,535 (8)	$ 339,202

(1) Represents fees earned or paid in cash for services as a director during the fiscal year ended March 26, 2011, including quarterly retainer fees and committee chairmanship and membership retainer fees.
(2) On July 23, 2010, the date of the Company's 2010 Annual Meeting, a fully vested option grant to purchase 25,000 shares of common stock of the Company at an exercise price equal to the fair market value of the Company's common stock on the date of grant was awarded to each of Messrs. Hackworth, Carter, Dehne, Guzy, Smith, and Sherman upon their re-election as directors. The value disclosed for the option awards represents the aggregate grant date fair value of the options calculated in accordance with ASC 718.
(3) At the end of fiscal year 2011, Mr. Hackworth had 120,000 options outstanding.
(4) At the end of fiscal year 2011, Mr. Carter had 55,000 options outstanding.
(5) At the end of fiscal year 2011, Mr. Dehne had 50,000 options outstanding.
(6) At the end of fiscal year 2011, Mr. Guzy had 35,000 options outstanding.
(7) At the end of fiscal year 2011, Mr. Sherman had 20,000 options outstanding.
(8) At the end of fiscal year 2011, Mr. Smith had 25,000 options outstanding.
(9) Mr. Guzy will not stand for re-election to the Board at the Company's 2011 Annual Meeting.

On April 27, 2011, the independent directors of the Board approved modifications to the retainer fees and equity compensation for the non-employee directors based on a recommendation by the Company's Compensation Committee, which had analyzed the Company's director compensation compared to the Company's Proxy Group (as defined below in the section of this proxy statement entitled *"Compensation Discussion and Analysis — Benchmarking Information"*). In particular, the independent directors of the Board approved the following modifications:

- the Compensation Committee Chair Quarterly Retainer was increased from $2,000 to $3,500;
- the Compensation Committee Member Quarterly Retainer was increased from $1,000 to $1,750; and

- upon reelection to the Board, instead of receiving a fixed number of options to purchase shares of common stock of the Company, each non-employee director will receive a Full Value Stock Award that vests immediately, the total number of shares granted having a fair market value equal to $150,000.00 on the date of grant.

Concurrently with these changes, based on a similar analysis of the Company's initial director grant upon election to the Board compared to the Company's Proxy Group, the independent directors determined that each non-employee director should receive an option to purchase shares of common stock of the Company at an exercise price equal to the fair market value of one share of the Company's common stock on the date of grant upon becoming a director, with 25% vesting after one year and the remainder vesting ratably each month over the following 36 months, the total number of options granted having a fair market value equal to $225,000.00 on the date of grant.

PROPOSALS TO BE VOTED ON

Proposal No. 1

ELECTION OF DIRECTORS

The Board has approved eight nominees for election to the Board this year. Six of the nominees have served as a director since the last annual meeting, including Mr. Hackworth, Mr. Carter, Mr. Dehne, Dr. Rhode, Mr. Sherman, and Mr. Smith. Mr. Guzy will not stand for re-election to the Board at the Company's 2011 Annual Meeting of Stockholders. Mr. Schuele and Ms. Wang are new candidates that have been recommended by the Company's Governance and Nominating Committee and nominated by the Board for election as directors. Information regarding the business experience of each nominee and the particular experience, qualifications, attributes, or skills that qualify that person to serve as a director of the Company is provided below. All directors are elected annually to serve until the next annual meeting and until their respective successors are elected, or until their earlier resignation or removal. There are no family relationships among the Company's executive officers and directors.

Vote Required
In the election of directors, the eight persons receiving the highest number of "FOR" votes will be elected.

Information About Nominees

MICHAEL L. HACKWORTH
Director since 1985
Mr. Hackworth, age 70, is currently Chairman of the Board of the Company, a position he has held since July 1997. Between March 5, 2007, and May 16, 2007, Mr. Hackworth was the Company's Acting President and Chief Executive Officer ("CEO"). Mr. Hackworth continued to support Dr. Rhode as an employee of the Company until July 27, 2007, and acted as a consultant to the Company until September 30, 2007. He previously served as President and CEO of the Company from January 1985 to June 1998, and continued to serve as CEO until February 1999.

Mr. Hackworth was also the co-founder of Tymphany Corporation, a provider of audio transducers for loudspeakers. He served as Chief Executive Officer between 2002 and May 2007, and as a director and Chairman of the Board from 2002 until October 2008. In addition, Mr. Hackworth was a director of Virage Logic Corporation, a publicly traded provider of semiconductor intellectual property platforms and development tools, between March 2000 and September 2010. He has also been a director since November 2007 of Epicor Software Corporation, a vendor of enterprise business software products. Prior to working at Cirrus Logic, Mr. Hackworth spent 31 years serving in positions of increasing responsibility with Signetics Corp., a subsidiary of N.V. Philips, Motorola

Semiconductor, and Fairchild Semiconductor. Mr. Hackworth holds a B.S. in Engineering from the University of Santa Clara.

As a long tenured Company executive and member of the Company's Board, Mr. Hackworth has the benefit of the Company's complete history. The Nominating and Governance Committee believes that this benefit, taken together with his technical and analytical skills, vast executive experience, and over four decades of experience in the semiconductor industry, make him well qualified to be the Chairman of the Company's Board of Directors.

JOHN C. CARTER
Director since 2009
Mr. Carter, age 56, is currently a Principal at TCGen, which is a management consulting and advisory services firm that Mr. Carter founded in 2002 and is located in Menlo Park, California. Between November 2007 and January 2008, Mr. Carter was an Executive in Residence at Vantage Point Venture Partners, a venture capital firm in San Bruno, California, where he assisted in the management of several portfolio companies. Mr. Carter also served as Chief Technical Officer at Klipsch Group, a manufacturer of speakers in Indianapolis, Indiana, between February 2005 and October 2007. Mr. Carter began his career as an engineer at Bose Corporation in 1978, later becoming its Chief Engineer. Mr. Carter holds a B.S. in Engineering from Harvey Mudd College in Claremont, CA, and a Master's in Electrical Engineering from the Massachusetts Institute of Technology.

The Nominating and Governance Committee believes that Mr. Carter's extensive management experience with companies in the consumer audio market along with his knowledge of that market, in addition to his background in venture and private equity investment transactions, make him well qualified to be on our Board of Directors. Mr. Carter also has relevant prior engineering and technical experiences in the markets we serve.

TIMOTHY R. DEHNE
Director since 2009
Mr. Dehne, age 45, is currently Vice President of Systems Research and Development at Luminex Corporation, an Austin-based company that develops, manufactures, and markets innovative biological testing technologies with applications throughout the life science and diagnostic industries, a position he has held since 2009. He previously worked at National Instruments Corporation, an Austin-based supplier of measurement and automation products used by engineers and scientists in a wide range of industries. Mr. Dehne spent over 21 years at National Instruments where he held many leadership positions while helping to significantly grow the Company to more than 4,000 employees and over $800 million in annual revenue. He most recently held the position of Senior Vice President, Research & Development. Prior to his role as Senior Vice President, Research & Development at National Instruments, Mr. Dehne served in various executive positions in marketing and engineering. Mr. Dehne holds a B.S. in Electrical Engineering from Rice University and serves on the Board of Directors for Asset Intertech, a privately held company, where he also serves on its Compensation Committee.

The Nominating and Governance Committee believes that Mr. Dehne is well qualified to be on our Board of Directors based on his extensive leadership experience in all aspects of managing a high technology company in Austin, Texas, and his unique insight into significantly growing revenues at a high technology company while maintaining an innovative corporate culture and a great work environment. His leadership skills, experience in creating and capturing business opportunities, and experience in scaling up a business to enable growth, are valuable to the Company and the Board of Directors.

JASON P. RHODE
Director since 2007
Dr. Rhode, age 41, was appointed President and CEO, and a director of the Company in May 2007. Dr. Rhode joined the Company in 1995 and served in various engineering positions until he became Director of Marketing for analog and mixed-signal products in November 2002. He was appointed Vice President, General Manager, Mixed-Signal Audio Products, in December 2004, a role he served in until his appointment as President and CEO. Dr. Rhode holds a B.S. in electrical engineering from San Diego State University, as well as M.S. and doctorate degrees in electrical engineering from North Carolina State University.

The Governance and Nominating Committee believes that Dr. Rhode's prior experience as a semiconductor designer and his current role as Chief Executive Officer of Cirrus Logic make him well qualified to be on our Board of Directors based on his detailed and unique knowledge of the Company's operations, opportunities, and challenges. In addition, the Governance and Nominating Committee believes that having Dr. Rhode serve on the Board of Directors helps to bridge the gap between the Company's Board of Directors and management, to facilitate the regular flow of information between management and the Board, and to ensure that the Board of Directors and management act with a common purpose to execute our strategic initiatives and business plans.

WILLIAM D. SHERMAN
Director since 2001
Mr. Sherman, age 68, is Senior Counsel in the law firm of Morrison & Foerster LLP, where he has worked since 1987, specializing in corporate and corporate securities practice. He has extensive experience working with public companies, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers. Mr. Sherman is also a recognized specialist on corporate governance matters by way of his representation of various public and private companies, and he regularly participates in panel discussions on executive compensation and corporate governance topics. In 1972, Mr. Sherman received a law degree from the University of California — Berkeley, School of Law, and an MBA degree from the Haas School of Business at the University of California — Berkeley.

Through his position with Morrison & Foerster LLP, Mr. Sherman has extensive experience with the legal, regulatory, and governance issues faced by a public company. The Governance and Nominating Committee believes that his background and experience position him to contribute significant corporate governance expertise to the Board of Directors and to serve as chairman of the Company's Governance and Nominating Committee.

ROBERT H. SMITH
Director since 1990
Mr. Smith, age 74, retired in August 2002 from the position of Executive Vice President of Administration of Novellus Systems, Inc., a developer and manufacturer of systems used in the fabrication of integrated circuits, where he also served on the Board of Directors. Mr. Smith held a number of positions at Novellus Systems, Inc., including Executive Vice President, Finance & Administration and Chief Financial Officer from October 1996 to January 2002. Previously, Mr. Smith held a number of executive positions in operations, finance, and administration with such companies as Memorex Corporation, Control Data Corporation, R.R. Donnelley & Sons Company, and Maxwell Graphics. He has also served on the Board of Directors of Epicor Software Corporation, a vendor of enterprise business software products, since 2003; PLX Technology, Inc., a developer and supplier of data transfer semiconductor devices, since 2002; and ON Semiconductor, a supplier of power components and systems to designers of computers, communications, consumer, and industrial systems, since 2005. Previously, he was a director at Virage Logic Corporation, a publicly traded provider of semiconductor intellectual property platforms and development tools, between 2003 and September 2010. Mr. Smith holds a B.S. in Business Administration from Oklahoma City University.

Mr. Smith has extensive experience with public and financial accounting matters, especially with respect to high-technology and semiconductor companies. The Governance and Nominating Committee believes that these experiences, along with his experience as a director dealing with issues faced by other public companies, make him well qualified to provide valuable insights relating to the semiconductor industry to our Board of Directors and to play a meaningful role in the oversight of our financial reporting and accounting practices as chairman of the Company's Audit Committee.

ALAN R. SCHUELE
New Director Nominee
Mr. Schuele, age 65, has been a general partner since 2000 with Sevin Rosen Funds, a high tech venture capital firm. While at Sevin Rosen Funds, Mr. Schuele led the investments in a number of semiconductor companies, including Cicada Semiconductor (acquired by Vitesse), Zilker Labs and D2Audio Corporation (both acquired by Intersil) and currently is a director of Javelin Semiconductor. Prior to working at Sevin Rosen, he was Chief Executive Officer of Benchmarq Microelectronics, and served as president and Chief Operating Officer of Unitrode Corporation after its merger with Benchmarq. Over his nearly 30-year career in the semiconductor industry, he has held various executive and sales management positions in several semiconductor companies including Cirrus Logic, Crystal Semiconductor, Cypress Semiconductor, and Mostek. Mr. Schuele is currently a director at InfoNow Corp., a leading provider of SaaS-based channel management solutions, where he has served as a director since 2008.

In addition to Mr. Schuele's extensive executive management and sales experience at semiconductor companies, he has played key roles in major mergers and acquisitions and has worked extensively in Asian markets. The Governance and Nominating Committee believes that these experiences, along with his experience in advising entrepreneurs on how to turn their emerging technologies into winning companies, make him well qualified to contribute strategic, operational, and industry expertise to the Board of Directors.

SUSAN WANG
New Director Nominee
Ms. Wang, age 60, retired in February 2002 from her position as Executive Vice President and Chief Financial Officer of Solectron Corporation, a worldwide provider of electronics manufacturing services, where she served in various management positions from 1984 until the time of her retirement. Ms. Wang is currently a director of Altera Corporation, a programmable semiconductor company; Rae Systems Inc., a developer of sensory technology for hazardous materials; Suntech Power Holdings Co., Ltd., a solar energy company; and Nektar Therapeutics, a biopharmaceutical company. In addition, Ms. Wang served as a director of Calpine Corporation, an independent power generation company, from 2003 to 2008, and Avanex Corporation, a telecommunications component and sub-systems provider, from 2002 to 2009. Ms. Wang holds an M.B.A. from the University of Connecticut and a B.B.A. in accounting from the University of Texas.

Ms. Wang has extensive executive management, board, and audit committee experience at public and private companies within the technology industry. The Governance and Nominating Committee believes that these experiences, along with her financial expertise, her knowledge of manufacturing and supply chains, her familiarity with acquisitions and integrations, and her international experience make her well qualified to provide valuable insights to our Board of Directors and potentially serve a role in the oversight of our financial reporting and accounting practices as a member of the Company's Audit Committee.

The Board recommends a vote FOR the election to the Board of each of the foregoing nominees.

Proposal No. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending March 31, 2012. During fiscal year ended March 26, 2011, Ernst & Young served as the Company's independent registered public accounting firm and also provided certain tax services.

The Audit Committee pre-approves and reviews all audit and non-audit services provided by Ernst & Young. In considering the services to be provided by Ernst & Young, the Audit Committee considers whether the provision of non-audit services is compatible with maintaining the independence of Ernst & Young.

For additional information relating to the Audit Committee, see the Report of the Audit Committee of the Board on page 46 of this proxy statement, as well as the Audit Committee Charter, which is available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com.*

A representative of Ernst & Young is expected to attend our annual meeting and be available to respond to questions and, if he or she desires, to make a statement.

The Board recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2012.

If the appointment is not ratified, the Audit Committee will consider this an indication to select other auditors for the following fiscal year. Ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2012, requires the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote at the meeting.

Proposal No. 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, enables our stockholders to vote to approve, on an advisory, non-binding basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with the rules of the Securities and Exchange Commission. This vote is advisory, and, therefore, not binding on the Company, the Compensation Committee, or our Board of Directors. However, our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is a significant vote against the compensation of the Named Executive Officers as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Compensation Discussion and Analysis" at page 24, our executive compensation program is designed to attract, motivate, and retain executive officers, while aligning their interests with those of our stockholders. Under this program, our executive officers are rewarded for the achievement of strategic and operational objectives and the realization of increased stockholder value. Please read the Compensation Discussion and Analysis and the accompanying compensation tables of this Proxy Statement for additional information about our executive compensation program, including information about the compensation of the Named Executive Officers in fiscal year 2011.

The Compensation Committee regularly reviews our executive compensation program to ensure that it achieves the desired goal of aligning our executive compensation structure with the interests of our stockholders and current market practices. We believe our executive compensation program is well designed, appropriately aligns executive pay with Company performance, and has demonstrated that it incentivizes desirable behavior from our executives. Therefore, we are asking our stockholders to indicate their support for the compensation of the Named Executive Officers as described in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on the compensation of the Named Executive Officers. Please note that this vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

We will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The Board recommends a vote FOR the approval of the above resolution.

Proposal No. 4

ADVISORY VOTE ON THE FREQUENCY OF STOCKHOLDER ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act also enables our stockholders to indicate how frequently we should seek an advisory vote on the compensation of the Named Executive Officers, as disclosed in accordance with the rules of the Securities and Exchange Commission, such as Proposal Three above. By voting on this Proposal Four, stockholders may indicate whether they would prefer that we conduct future advisory votes on Named Executive Officer compensation once every one, two, or three years.

At this time, our Board of Directors has determined that an advisory vote on executive compensation that occurs once every three years is the most appropriate alternative for the Company. In particular, the Board believes that a vote once every three years is in the best interest of the Company because:

- New product development and adoption often take several years to come to fruition in the semiconductor industry. In recognition of these lengthy cycles, a significant portion of a Named Executive Officer's compensation is based on long-term performance and vesting schedules that extend beyond one or two years.
- The semiconductor industry has historically been subject to business cycles that extend longer than one year periods. Significant annual changes in compensation programs in response to short-term fluctuations in our results at various points during industry business cycles may result in under- or over-compensating executive officers before their performance has been adequately evaluated in the context of entire business or new product development cycles.
- We strive to encourage a long-term focus among our executives by, for example, making equity awards vest over long periods (typically 3 or 4 years). We believe that an advisory vote on our executive compensation by our stockholders every three years will allow stockholders to better judge our compensation programs and will further encourage stockholders to take a long-term approach to our compensation programs, similar to that taken by our executives and our Compensation Committee.
- Although the Company's 2007 Management and Key Individual Contributor Incentive Plan (the "Incentive Plan") is designed to pay out every six months based on performance goals

set by the Committee semi-annually, these performance goals are designed to balance short- and long-term financial and strategic objectives for building stockholder value. The Compensation Committee sets these goals so that participants will achieve their target bonuses when the Company's long-term Operating Profit Margin and revenue growth goals are achieved. Although set semi-annually, the Operating Profit Margin and revenue growth targets are set based on the Company's long-term strategic plan, not the Company's annual operating plan.

We understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this Proposal.

The option of one year, two years or three years that receives the highest number of votes cast will be the frequency selected by stockholders for the advisory vote on executive compensation. However, because this vote is advisory and not binding on the Company or our Board of Directors, our Board of Directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years, or abstain from voting in response to the resolution set forth below.

> "RESOLVED, that the stockholders recommend, in a nonbinding advisory vote, whether a nonbinding advisory vote to approve the compensation of the company's named executive officers should occur every one, two or three years.

The Board of Directors recommends a vote for the option of every THREE YEARS as the frequency with which stockholders are provided an advisory vote on executive compensation.

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the Proxy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our common stock as of May 17, 2011 by:

- The stockholders we know to beneficially own more than 5% of our outstanding common stock;
- Each director named in this proxy statement;
- Each executive officer named in the Summary Compensation Table included in this proxy statement, and
- All of our directors and executive officers as a group.

The Company's common stock is the only class of voting securities issued by the Company. Unless otherwise indicated in the footnotes, the beneficial owner has sole voting and investment power with respect to the securities beneficially owned, subject only to community property laws, if applicable.

Beneficial Owner	Shares Beneficially Owned	
	Number	Percent[1]
5% or Greater Stockholders:		
FMR LLC[2] 82 Devonshire St. Boston, MA 02109	6,014,495	8.9%
Blackrock, Inc.[3] 40 East 52nd Street New York, NY 10022	3,840,984	5.7%
Directors and Named Executive Officers:		
Jason P. Rhode, President and Chief Executive Officer[4]	569,716	*
Michael L. Hackworth, Director[5]	229,075	*
Gregory Scott Thomas, Vice President, General Counsel, and Corporate Secretary[6]	200,452	*
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Products[7]	179,456	*
Robert H. Smith, Director[8]	167,000	*
Thurman K. Case, Vice President and Chief Financial Officer[9]	154,359	*
D. James Guzy, Director[10]	89,000	*
Tom Stein, Vice President and General Manager, EXL Division[11]	73,985	*
John C. Carter, Director[12]	34,412	*
Timothy R. Dehne, Director[13]	31,166	*
William D. Sherman, Director[14]	20,405	*
Alan R. Schuele, Director Nominee	0	*
Susan Wang, Director Nominee	0	*
All current directors and executive officers as a group (17 persons)[15]	1,916,958	2.8

* Less than 1% of the outstanding common stock

(1) Percentage ownership is based on 67,618,090 shares of common stock issued and outstanding on May 17, 2011. Shares of common stock issuable under stock options that are currently exercisable or will become exercisable within 60 days after May 17, 2011, and shares of common stock subject to restricted stock units ("RSUs") that will vest and be issued within 60 days after May 17, 2011, are deemed to be outstanding and beneficially owned by the person holding such options or RSUs for the purpose of computing the number of shares beneficially owned

and the percentage ownership of such person, but are not deemed outstanding for computing the percentage of any other person or group. This table does not include options or RSUs that vest more than 60 days after May 17, 2011.

(2) Based on a Schedule 13G filed with the SEC on February 14, 2011. The filing indicates that Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 6,006,295 shares of the Common Stock outstanding of Cirrus Logic, Inc, as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Contrafund, amounted to 4,182,995 shares of the Common Stock outstanding. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 6,006,295 shares owned by the funds. Neither FMR LLC nor Edward C. Johnson 3d has sole power to vote or direct the vote of the shares owned directly by Fidelity. Fidelity carries out the voting of shares under written guidelines established by the funds' Boards of Trustees.

(3) Based on a Schedule 13G filed with the SEC on February 3, 2011, Blackrock Inc. is the beneficial owner and and has sole voting and dispositive power as to 3,840,984 shares.

(4) Includes 562,404 shares issuable upon exercise of options held by Dr. Rhode and 7,312 shares held directly.

(5) Includes 120,000 shares issuable upon exercise of options held by Mr. Hackworth, 7,588 shares held by Mr. Hackworth directly, and 101,487 shares held by Mr. Hackworth as Trustee UTD August 1, 1988.

(6) Includes 188,285 shares issuable upon exercise of options held by Mr. Thomas and 12,167 shares held directly.

(7) Includes 149,456 shares issuable upon exercise of options held by Mr. Anderson and 30,000 shares held directly.

(8) Includes 25,000 shares issuable upon exercise of options held by Mr. Smith and 142,000 shares held directly.

(9) Consists of 154,359 shares issuable upon exercise of options held by Mr. Case.

(10) Includes 35,000 shares issuable upon exercise of options held by Mr. Guzy, 15,218 shares held by Mr. Guzy directly, and 38,782 shares held by Arbor Company LLLP, of which Mr. Guzy is General Partner.

(11) Consists of 73,985 shares issuable upon exercise of options held by Mr. Stein.

(12) Includes 34,166 shares issuable upon exercise of options held by Mr. Carter and 246 shares held directly.

(13) Includes 29,166 shares issuable upon exercise of options held by Mr. Dehne and 2,000 shares held directly.

(14) Includes 20,000 shares issuable upon exercise of options held by Mr. Sherman and 405 shares held directly.

(15) Includes options held by all executive officers and directors to purchase an aggregate of 1,551,264 shares of our Common Stock that are exercisable within 60 days of May 17, 2011.

EXECUTIVE OFFICERS

Scott A. Anderson – Senior Vice President and General Manager, Mixed-Signal Audio Products
Mr. Anderson, age 57, was appointed Senior Vice President and General Manager, Mixed-Signal Audio Products, in October 2007. Prior to joining the Company, Mr. Anderson served as the president and chief operating officer of Freescale Semiconductor between March 2004 and February 2005, and as president and chief executive officer of Motorola Semiconductor Products Sector ("SPS") between February 2003 and December 2003.

Jo-Dee M. Benson – Vice President, Corporate Marketing Communications and Human Resources
Ms. Benson, age 51, was appointed Vice President, Corporate Marketing Communications and Human Resources in February 2005. Previously, she had served as Vice President of Corporate Communications since December 2000.

Gregory L. Brennan – Vice President and General Manager, Apex Precision Power
Mr. Brennan, age 49, was appointed Vice President and General Manager, Apex Precision Power, in April 2008. Between July 2007, when the Company acquired Apex Microtechnology, and April 2008, Mr. Brennan served as Director of Marketing, Industrial Products Division. Prior to July 2007, Mr. Brennan had served as Vice President, Marketing and Sales for Apex Microtechnology.

Randy Carlson – Vice President of Supply Chain
Mr. Carlson, age 45, was appointed Vice President of Supply Chain in February 2010. Mr. Carlson previously worked as Director of Supply Chain between May 2008 and February 2010. Prior to joining the Company in May 2008, Mr. Carlson held various management positions at STATS ChipPAC between 2003 and April 2008.

Thurman K. Case – Vice President, Chief Financial Officer and Principal Accounting Officer
Mr. Case, age 54, was appointed Chief Financial Officer ("CFO") on February 14, 2007. He joined the Company in October 2000 and was appointed Vice President, Treasurer, Financial Planning & Analysis, in September 2004. Prior to being appointed to his current position, Mr. Case served as Vice President, Finance between June 2002 and September 2004, and as Director of Finance between October 2000 and June 2002.

Jason P. Rhode – President and Chief Executive Officer, and Director Nominee
Dr. Rhode, age 41, was appointed President and CEO of the Company in May 2007. Dr. Rhode joined the Company in 1995 and served in various engineering positions until he became Director of Marketing for analog and mixed-signal products in November 2002. He was appointed Vice President, General Manager, Mixed-Signal Audio Products, in December 2004, a role he served in until his appointment as President and CEO.

Thomas Stein – Vice President and General Manager, EXL Products
Mr. Stein, age 39, became Vice President and General Manager of the Company's Energy, Exploration, and Lighting ("EXL") group in September 2008. Prior to September 2008, Mr. Stein held various leadership positions in sales and marketing since joining the Company in 1995.

Gregory Scott Thomas – Vice President, General Counsel and Corporate Secretary
Mr. Thomas, age 45, was appointed Vice President, General Counsel and Corporate Secretary in December 2003. He joined the Company in December 2000 as Vice President and Associate General Counsel, Intellectual Property.

Timothy R. Turk – Vice President, Worldwide Sales
Mr. Turk, age 54, was appointed Vice President, Worldwide Sales in August 2007. Prior to joining Cirrus Logic, Mr. Turk was Vice President of Sales at Avnera Corporation. Mr. Turk also served 20 years in sales and operations with Cypress Semiconductor, including as Vice President of Worldwide Sales and Sales Operations from 2004 through 2006.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this Compensation Discussion and Analysis is to explain the Compensation Committee's philosophy for determining the compensation program for the Company's CEO, Chief Financial Officer and the three other most highly compensated executive officers for fiscal year 2011 (the "Named Executive Officers") and to discuss why and how the fiscal year 2011 compensation package for these executives was implemented. Following this discussion are tables that include compensation information for the Named Executive Officers. This analysis contains descriptions of various employee compensation and benefit plans. These descriptions are qualified in their entirety by reference to the full text or detailed descriptions of the plans that are filed as exhibits to the Company's 2011 Annual Report on Form 10-K for the fiscal year ended March 26, 2011.

The Named Executive Officers for fiscal year 2011 are as follows:

- Jason P. Rhode, President and Chief Executive Officer;
- Thurman K. Case, Chief Financial Officer and Principal Accounting Officer;
- Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division;
- Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary; and
- Thomas Stein, Vice President and General Manager, EXL Division.

As discussed above, the Compensation Committee reviews and approves salaries and other matters relating to executive compensation, and administers the Company's stock incentive plans, including reviewing and granting stock incentive awards to executive officers and other employees and reviewing and approving policies and procedures for awarding grants under these plans.

General Philosophy. We provide the Company's executive officers with compensation opportunities that are based upon their personal performance, the financial performance of the Company, and their contribution to that performance, through a mix of salary, equity, and non-equity incentive compensation. These opportunities are designed to attract and retain highly skilled individuals, and to align management's incentives with the long-term interests of our stockholders.

We believe that payments under the compensation programs for our executive officers should reflect the Company's performance and the value created for the Company's stockholders. In addition, the compensation programs should balance the short- and long-term strategic goals and objectives of the Company and reward individual contribution to the Company's success. We are engaged in a very competitive industry, and the Company's success depends on its ability to attract and retain qualified executives through the competitive compensation packages we offer to these individuals.

Targeted Overall Compensation. The Compensation Committee annually reviews and establishes each executive officer's total compensation package. The Committee considers a broad range of facts and circumstances in setting executive compensation, including Company performance, individual performance, external pay practices of peer companies, the strategic importance of the executive's position, as well as internal pay equity and the executive's time in the position. The weight given to each of these factors by the Committee may differ from year to year, and among the individual executive officers. The Company's executive pay program is heavily weighted toward company performance-based compensation that rewards achievement of short- and long-term corporate goals and objectives of the Company. In setting target compensation for the Company's executives, the Compensation Committee seeks to strike a balance between providing compensation that is competitive with the compensation paid to executives of peer companies, while ensuring that a significant percentage of compensation is coupled to Company performance, individual performance, and stock price appreciation.

Consideration of Risk. The Compensation Committee structures our executive compensation programs with an eye toward providing incentives to appropriately reward executives without undue risk taking. Our approach is similar for the compensation practices and polices applicable to all employees throughout the Company and, accordingly, we believe that our compensation programs are not reasonably likely to have a material adverse effect on our Company. In general, we attempt to align our compensation programs with the long-term interests of the Company and its stockholders and mitigate the likelihood of inducing excessive risk-taking behavior. More specifically, we believe the following efforts help to mitigate the likelihood of inducing excessive risk-taking behavior:

- The Compensation Committee hires an independent compensation consultant and uses market data, when available, to inform our focus on pay for performance.
- The Company pays a mix of fixed and variable compensation, with variable compensation tied both to short-term objectives and the long-term value of our stock price.
- Our annual incentive programs are based on a mix of bottom-line objectives (i.e., operating profit goals) and top-line objectives (i.e., revenue growth) in order to avoid the risk of excessive focus on one goal or performance measure.
- To prevent the risk that our annual incentive program pays bonuses despite weak short-term performance, no payout may occur without a threshold level of operating profit performance being met.
- Our executive and leadership team annual incentive program payout is capped at a percentage of overall operating profit to prevent the risk of excessive payout of the Company's operating profit.
- Our executive and leadership team annual incentive program is further capped so that no participant may receive a payout of greater than 250% of the target payout to further prevent excessive payouts.
- Long-term incentives are awarded in the form of equity that vests over a period of time, typically three or four years. The vesting period is intended to align the interests of executives with the long-term interests of stockholders and to provide an incentive for executives to remain with the Company.
- Long-term incentives are typically granted annually so executives will have unvested awards that could decrease in value if our business is not managed with long-term goals in mind.
- In calendar 2010, we began using a mixture of stock options and restricted stock units in order to create an overall long-term incentive package that aligns with stockholder interests, appropriately balances risk and performance, and provides competitive incentives for the purpose of executive retention.

Use of a Compensation Consultant. To support the Compensation Committee in fulfilling its duties, the Committee has hired independent consultants in the field of executive compensation to assist with its design and evaluation of CEO, executive officer, and director compensation. Pursuant to the Compensation Committee's charter, the Committee is authorized to retain and terminate any consultant, as well as approve the consultant's fees and other terms of retention. During fiscal year 2011, the Compensation Committee retained DolmatConnell & Partners, Inc. ("DolmatConnell") to provide executive and director compensation consulting services. At the direction of the Compensation Committee, DolmatConnell performed a comprehensive review of the CEO's and other executive officers' compensation. In addition to a complete review of executive compensation, DolmatConnell reviewed and proposed a compensation peer group to use for purposes of benchmarking executive and director compensation. DolmatConnell further reviewed the Company's annual incentive plan and provided analysis of management's recommendations in setting the performance criteria under the plan for fiscal year 2011. During the year, DolmatConnell also reviewed and provided guidance regarding the Company's long-term incentive program and associated equity grant guidelines. In order to maintain its independence from management,

DolmatConnell maintains a direct reporting relationship with the Compensation Committee and does not perform any other services for the Company.

Benchmarking Information. To aid in the Committee's annual executive compensation review, DolmatConnell completed a comparative review of the Company's executive compensation programs based on competitive information from Radford Surveys, considering compensation survey data specific to companies in the semiconductor industry with revenues less than $1 billion per year (the "Survey Group"), and data from the proxy statements of particular companies that are considered comparable to the Company (the "Proxy Group"). The Proxy Group generally consists of public companies in the semiconductor industry that are similar in size (as measured by revenue and market capitalization) and share common characteristics with the Company, including location and similarity of business model and product lines. In determining the Proxy Group, the Committee also considered whether a proposed peer was historically in the Company's peer group in order to maintain some consistency in the executive compensation analysis on a year-over-year basis. Finally, the Committee also considered the likelihood that the Company would compete with the other company for executive talent when selecting the companies for the Proxy Group.

In the spring of 2010, based on these criteria, DolmatConnell analyzed the Company's compensation peer group and recommended several changes. After reviewing DolmatConnell's recommendations, the Committee adopted the following group of 14 companies for its Proxy Group: Actel Corp.; Applied Micro Circuits Corp.; Conexant Systems, Inc.; Hittite Microwave Corp.; Integrated Silicon Solutions, Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; Pericom Semiconductor Corp.; Power Integrations, Inc.; Semtech Corp.; Silicon Image, Inc.; Silicon Laboratories, Inc.; Standard Microsystems Corp.; and Supertex, Inc.

From the data derived from the Survey Group and the Proxy Group, DolmatConnell developed market composite data for each executive officer reflecting a blend of the data from each group (the "Market Composite Data"). In some cases, Proxy Group data was not available for an executive and DolmatConnell's recommendations were based solely on Survey Group data. The Committee examined this compensation data along with DolmatConnell's recommendations and set each individual's executive compensation, including each Named Executive Officer's compensation, with the intent of establishing competitive compensation levels.

Elements of Compensation and Target Market Positioning. Each executive officer's compensation package is comprised of the following elements: (i) base salary that is competitive with the market and reflects individual performance, (ii) annual non-equity performance awards tied to the Company's achievement of performance goals, (iii) long-term incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders, (iv) other benefits, including a 401(k) plan and medical, vision, and dental plans, and (v) post-employment compensation. Each of the elements of compensation is discussed in-depth directly below in the section of this proxy statement entitled "*Executive Compensation Review for Fiscal Year 2011.*"

In general, we have attempted to establish a strong relationship between total cash compensation, our performance, and individual executive performance, by targeting base salaries at approximately the 50th percentile compared to the Market Composite Data, and by providing additional incentive opportunities so that the target total cash compensation (salary plus target annual cash incentive compensation) approaches the 50th percentile levels, with the potential to earn in the 75th percentile level or more for higher levels of performance. The Company also provides additional long-term incentives in the form of equity grants so that an executive's total direct compensation is targeted at the 50th percentile level (i.e., the size of the equity grant is a function of the difference between the 50th percentile total direct compensation and the 50th percentile total cash compensation). These percentages are intended as guidelines for evaluating each executive officer's compensation and are not applied on a formulaic basis. The Compensation Committee exercises sole discretion over each executive officer's total compensation package.

Executive officers may also receive 401(k) retirement and health and welfare benefits that are generally available to all employees of the Company. In addition, executive officers are also eligible to receive certain severance benefits upon termination of their employment other than for cause, as further described in the sections of this proxy statement entitled "*Post-Employment Compensation*" and "*Potential Payments upon a Termination or Change of Control.*"

Executive Compensation Review for Fiscal Year 2011. Our Compensation Committee annually reviews our executives' compensation at a regularly scheduled Committee meeting in September. At that time, the Committee also reviews the Company's performance as compared to the Proxy Group. As part of the review, the Committee considers any changes to an executive's base salary or annual performance awards. The Committee further considers any annual equity grants to executives. The timing of the annual executive compensation review and any proposed equity grants is aligned with the Company's annual grant of equity to our key employees, which occurs in October each year.

Company Performance
For the 12-month period preceding the Company's annual review of executive compensation in September 2010, the Company delivered strong results and exceeded our own internal expectations for that period of time. The Company was able to deliver these financial results for its stockholders despite the persistence of a challenging economic environment. As compared to the Proxy Group over the same time period, the Company's total stockholder return, revenue growth, net income margin, and earnings per share growth were positioned above the 75th percentile. Over the previous three-year period, the Company's performance, on average, was approximately at the 50th percentile of the Proxy Group's performance.

Base Salary
The base salary for each executive officer is designed to be commensurate with the salary levels for comparable positions within the Survey Group and Proxy Group, to reflect each individual's personal performance during the year, to take into consideration the individual's responsibilities within the Company, and to be consistent with our internal salary alignment. The relative weight given to each factor varies with each executive and is within the discretion of the Compensation Committee. In setting base salaries, the Compensation Committee reviews (i) the Market Composite Data; (ii) recommendations from Dr. Rhode, the Company's CEO; and (iii) the executive officer's personal performance for the year. The Company's performance and profitability may also be a factor in determining the base salaries of executive officers. The Committee utilizes a largely discretionary approach for determining any changes to an individual executive officer's base salary and looks collectively at all of these factors. Ultimately, the Committee's decision to adjust any executive officer's base salary is subjective and made in the sole discretion of the Committee.

In September 2010, the Committee increased Dr. Rhode's annual base salary from $390,000 (slightly below the 50th percentile of the Market Composite Data for Chief Executive Officers) to $430,000 (slightly above the 50th percentile of the Market Composite Data for Chief Executive Officers). The Committee decided to increase Dr. Rhode's salary based on the Company's performance in the previous 12 months and the competitive market base salary for positions of similar scope and responsibility. The increase became effective as of October 1, 2010.

At its meeting in September 2010, the Compensation Committee also reviewed the compensation of its other executive officers, including the Company's Named Executive Officers as defined in Regulation S-K, Item 402(a)(3) and shown in the Summary of Executive Compensation table on page 35. Based on this review, the Committee concluded that the base salary levels of our executive officers were positioned, on average, at the market 25th percentile — below the stated goal of approximating market median. In light of the lower overall market positioning of salaries and the recent financial performance of the Company, the Compensation Committee increased the overall base salaries of its executive officers, excluding Dr. Rhode, by an aggregate of 5% from the previous year. In general, these increases were intended to recognize the performance of certain executive officers during the previous year and to increase certain executive officers' base salaries toward the 50th percentile of base salary levels of executives in similar positions at comparable companies.

The Committee also decided to award one-time discretionary bonuses to certain Named Executive Officers in an effort to maintain individual executive officers' salaries at or near the 50th percentile compared to comparable positions at peer companies, while at the same time recognizing the individual executive officers' responsibilities and contributions to the Company's performance during the prior twelve (12) months. In particular, Mr. Anderson received a $13,750 discretionary bonus in lieu of an annual base salary increase. And Mr. Thomas received an $8,750 discretionary bonus in addition to an annual base salary increase of $5,500 per year.

Annual Performance Awards

Other than our Vice President, Worldwide Sales, who participated in a sales commission plan, our executives participated in the Company's 2007 Management and Key Individual Contributor Incentive Plan (the "Incentive Plan") during fiscal year 2011. The Incentive Plan is designed to provide employees who are in management or leadership positions in the Company, or who are key individual contributors whose efforts potentially have a material impact on the Company's performance, with incentives to improve the Company's performance through the achievement of financial goals.

Pursuant to the Incentive Plan, participants (including the Company's CEO, CFO, and the other currently employed Named Executive Officers) are eligible for semi-annual cash bonus payments. The Incentive Plan sets our CEO's target bonus for each semi-annual period at 37.5% of his annual base salary, and certain other executive officers' target bonuses for each semi-annual period, including our CFO and other Named Executive Officers, at 25% of their annual base salary. Payments are determined based on the achievement of certain internal company performance goals for operating profit margin and revenue growth, which are set by the Company's Compensation Committee prior to the commencement of each semi-annual period. For purposes of the Incentive Plan, "Operating Profit Margin" is defined as the Company's consolidated GAAP operating income excluding Incentive Plan and other bonus accruals and any non-recurring items such as gains on sales of assets not otherwise included in revenue, losses on sales of assets, restructuring charges, merger-related costs including amortization or impairments of acquisition-related intangible assets, deferred tax adjustments, asset write-offs, write-downs, and impairment charges, and such other items as the Compensation Committee may determine in its sole discretion.

These performance goals are designed to balance short- and long-term financial and strategic objectives for building stockholder value and are further based on a review of the operating results of other peer companies. The Committee sets these goals so that participants will achieve their target bonuses if the Company's long-term Operating Profit Margin and revenue growth goals are achieved during the measurement period. As originally designed, the long-term Operating Profit Margin and revenue growth goals were intended by the Committee to be based on the Company's long-term strategic plan, not the Company's annual operating plan. The Incentive Plan further provides that no payments may be made unless certain Operating Profit Margin thresholds are met. As opposed to the targets for the Incentive Plan, the Committee has typically set the thresholds for payouts based at least in part on a review of the Company's annual operating plan along with current economic and market conditions.

In determining the amount of a bonus payment for an individual participant, the Plan provides that the Committee will set forth a formula for each Plan Cycle for determining the pay-out percentage (the "Incentive Plan Pay-Out Percentage") based on the actual performance of the Company relative to its performance goals. The Incentive Plan further provides that payments may exceed the target payouts when the Company's financial performance exceeds the achievement of those performance goals. Payments under the Incentive Plan may not exceed 250% of a participant's target bonus for any applicable payout period, and are further subject to the Company's cap on total payments under the Company's variable compensation plans described further below.

If a participant's employment with the Company is terminated by reason of death, disability, or termination by the Company without cause during a performance period, then that participant will still receive the same payment under the Incentive Plan that he would have received if he were still employed on the last day of the semi-annual performance period, but such amount will be prorated based on the number of calendar days that the participant was employed with the Company during such performance period. If, in the event of a change of control of the Company, the Incentive Plan is not assumed or replaced with a comparable plan by the Company's successor, each participant under the Incentive Plan will receive a pro rata cash payment for their target bonus, based upon the number of calendar days completed in the current semi-annual period, multiplied by an Incentive Plan pay-out percentage of 100%. For more information, please see the section of the proxy entitled "*Potential Payments Upon a Termination or Change of Control.*"

In addition to the individual participant's payout cap, the Committee also has set an overall cap on total payments under the Company's variable compensation plans (including the Incentive Plan) to 12% of the Company's non-GAAP operating profit. The Committee instituted a cap in fiscal year 2010 because it determined that the proposed targets and thresholds under the Inventive Plan created a risk that a large percentage of the Company's operating profit for the period could be paid out as bonuses if the revenue growth of the Company continued to increase as anticipated. The Committee set the cap at 12% based on its desire to provide a reasonable payout for performance to the Company's performance targets while maintaining a reasonable cap on payouts under all of the Company's variable compensation plans.

For the first semi-annual performance period in fiscal year 2011, the performance targets were set such that a participant would receive 100% of his or her target bonus if the Company achieved an Operating Profit Margin of 15% and annual revenue growth of 15% during the semi-annual period. Specifically, the formula for determining the Incentive Plan Pay-Out Percentage was set by the Committee as follows:

(1) An operating profit payout percentage is determined based on the Company's Operating Profit Margin for the performance period. If the Company fails to achieve a threshold Operating Profit Margin of 10%, then no bonuses would be paid to the CEO or executive officers.

(2) At the threshold Operating Profit Margin of 10%, the operating profit payout percentage would be 25%. At the target Operating Profit Margin of 15%, the operating profit payout percentage would be 100%. For Operating Profit Margin performance by the Company between the threshold of 10% and the target of 15%, the operating profit percentage payout would be determined by using straight-line interpolation between the threshold and target points. For example, if the Company achieved an Operating Profit Margin of 13%, the operating profit payout percentage would be calculated as 70% (25% + (3/5 x 75%)).

(3) For performance above the target Operating Profit Margin of 15%, the operating profit payout percentage would increase linearly by 10% for each percentage point of Operating Profit Margin in excess of 15%. For example, if the Company achieved an Operating Profit Margin of 20%, the operating profit payout percentage would be calculated as 150% (100% + (5 x 10%)).

(4) Once the operating profit payout percentage is determined, the Incentive Plan Pay-out Percentage is calculated by multiplying the operating profit payout percentage by a revenue growth multiplier.

(5) For the first semi-annual period of fiscal year 2011, the revenue growth multiplier was set at 50% for revenue growth below 5% and 100% for target revenue growth of 15%. For revenue growth performance between 5% and 15%, the revenue growth multiplier would be determined using straight-line interpolation between these points. For example, if the

Company achieved 10% revenue growth during the period, the revenue growth multiplier would be calculated as 75% (50% + (5/10 x 50%).

(6) For performance levels above the target revenue growth of 15%, the revenue growth multiplier would increase linearly by 5% for each percentage point of revenue growth in excess of 15%. For example, if the Company achieved annual revenue growth of 20% in the relevant period, the revenue growth multiplier would be calculated as 125% (100% + (5% x 5)).

As a result of the Company's performance in the first half of the fiscal year, executive officers, including our CEO, CFO, and Named Executive Officers, earned payments of 250% of each individual's target bonus for the semi-annual period.

For the second semi-annual performance period in fiscal year 2011, the Committee increased the Operating Profit Margin targets for executive officers to 20% — consistent with the Company's long-term strategic plan. The Committee maintained the revenue growth multiplier at 50% for revenue growth during the period below 5%, and 100% for target revenue growth of 15%. As a result of the Company's performance in the second semi-annual performance period, executive officers, including our CEO, CFO, and Named Executive Officers, earned payments of approximately 227% of each individual's target bonus for the semi-annual period.

The following table summarizes the thresholds, targets, and actual performance and payouts under the Company's Incentive Plan since its inception during fiscal year 2008:

Plan Cycle	Threshold Operating Profit Margin	Target Operating Profit Margin	Target Revenue Growth	Cap (as % of operating profit)	Operating Profit Margin	Company Revenue Growth	Incentive Plan Payout Percentage
2HFY08	8%	10%	0%	N/A	5.00%	–3.0%	0%
1HFY09	10%	15%	10%	N/A	10.6%	3.1%	17.2%
2HFY09	10%	15%	10%	N/A	2.9%	–17.0%	0%
1HFY10	7%	15%	0-15%	N/A	4.4%	–4.0%	0%
2HFY10	7%	15%	15%	12%	20.0%	65.0%	133%
1HFY11	10%	15%	15%	12%	30.0%	95.9%	250%
2HFY11	10%	20%	15%	12%	25.0%	46.0%	227%

Long-Term Incentives

The Company provides long-term incentive opportunities through equity grants to motivate and reward executive officers for their contributions to achieving our business objectives by tying incentives to the performance of our stock over the long term. The use of equity further reinforces the link between the interests of our executive officers and our stockholders. Generally, equity grants are made annually by the Compensation Committee to each of the Company's executive officers.

Historically, we used stock options because of our belief that there was a near universal expectation by employees and executives in our industry that they will receive stock option grants. Options have provided an effective compensation opportunity for companies, like ours, focused on growth. Option grants are designed to align the interests of our executive officers and employees with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of the Company's common stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to ten years). Each option becomes exercisable in a series of installments over a defined period, contingent upon the officer's continued employment with the Company. Accordingly, the options provide a return to the executive officer only if he or she remains employed by the Company during the vesting period, and then only if the market price of the shares appreciates over the option term.

In September 2010, the Committee followed DolmatConnell's recommendation to move to a long-term incentive framework based on a grant structure of 50% stock options and 50% time-vested restricted stock units. The proposed mix is consistent with the Company's Proxy Group practices in which stock options are commonly used with other full value awards with time or performance-based vesting. The recommendation to use time-vested restricted stock units was intended to balance the benefits of stock options with the executive retention and stockholder dilution benefits that restricted stock units provide. In particular, we believe that the use of time-based restricted stock units with a three-year cliff vest helps further our retention goals by encouraging our executive officers to remain with the Company and fully execute our long-term strategies, which generally take a number of years to be fully implemented and reflected in our financial performance. And because restricted stock unit grants are typically granted at a lower number of shares than an equivalent option grant, the dilutive impact of the grant as a whole is reduced by using a mix of these two types of equity.

The Company's long-term incentive compensation philosophy is to grant awards to executive officers that position target total direct compensation at the market 50th percentile. Based on this philosophy, in September 2010, DolmatConnell recommended grant ranges based on the implied market long-term incentive compensation value, which was calculated by subtracting the market median target total cash compensation for an executive from the executive's market median target total direct compensation. In addition to these suggested annual grant guidelines, the Compensation Committee also takes into account the number and current value of options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. The Committee further considers the Company's current equity burn rate and dilution in setting the amount of equity available for grant to executive officers. The size of the equity grant to each executive officer is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock price appreciation based upon the individual's position with the Company, current performance, anticipated future contribution based on that performance, and ability to affect corporate and/or business unit results. The Committee utilizes a largely discretionary approach for determining the amount of equity awards awarded to an individual executive officer and looks collectively at all of these factors. Ultimately, the Committee's decision with respect to the size of equity grants is subjective and made in the sole discretion of the Committee.

For fiscal year 2011, based on DolmatConnell's recommendations and the other relevant factors summarized above, the Compensation Committee approved the award of a mix of options and restricted stock units to the Company's executive officers in conjunction with the Company's annual review of equity awards for all employees in September 2010. The relevant weight given to each of these factors used to determine the size of an executive officers' grant varied from individual to individual. The equity grants were awarded on the Company's Monthly Grant Date (as defined below) in October 2010. In general, the value of the equity grants for executives in fiscal year 2011, including the grants to Named Executive Officers, fell significantly above the recommended framework by DolmatConnell. The Committee determined that these awards were deserved based on the performance of the Company in the preceding twelve (12) months. The Committee further believed that the sizes of the grants were appropriate given the timing of the grant and the significant stock price appreciation the Company experienced in the months prior to the grant date.

Option Granting Practices and Timing

The Compensation Committee has implemented a process whereby new employee equity grants and special stock grants are granted and priced on the first Wednesday of each calendar month (the "Monthly Grant Date"). The purpose of this process is to minimize the administrative burdens that would be created with multiple monthly grant dates and to ensure that all required approvals are obtained on or before the Monthly Grant Date. If the Monthly Grant Date occurs on a Company holiday, or on other days that the Company or Nasdaq is closed for business, the Monthly Grant Date will be the next regularly scheduled business day. The Compensation Committee does not have any program, plan or practice to time option grants to its executives in coordination with the release of material non-public information.

Other Benefits
All of our employees, including executive officers, are eligible to participate in Cirrus Logic's benefit programs, including our 401(k) plan; medical, vision and dental plans; and certain other standard employee benefit plans. The Cirrus Logic, Inc. 401(k) Plan is a tax-qualified profit sharing and 401(k) plan. Under the plan, we match 50% of up to the first 6% of an employee's pre-tax deferrals, subject to the IRS compensation limits.

Our CEO and other executive officers participate in the Cirrus Logic benefit programs to the same extent as all other salaried Cirrus Logic employees based in the United States. In addition to the benefits that are generally available to all of our salaried employees, we also reimburse up to $500 for an annual physical examination for each of our executive officers to the extent the physical examination is not covered under our standard health care plans.

Post-Employment Compensation
On July 26, 2007, after a review of other companies' practices with respect to management severance plans, the Compensation Committee approved and adopted an Executive Severance and Change of Control Plan (the "2007 Severance Plan"). The 2007 Severance Plan provides certain severance and other benefits to eligible executive officers ("Eligible Executives"), including our CEO and Named Executive Officers, whose employment is involuntarily terminated by the Company (other than for cause) or whose employment terminates following a change of control of the Company. The Plan became effective on October 1, 2007.

The 2007 Severance Plan provides that, in the event of an Eligible Executive's termination of employment without cause, an Eligible Executive will be eligible to receive: (i) a continuation of base salary for a period of up to six months (up to 12 months for the Company's CEO) following termination, and (ii) payment in full of a reasonable estimate of premiums for three months of continued health care coverage.

The 2007 Severance Plan further provides that, if an Eligible Executive's employment is terminated either by the Company without cause or by the Eligible Executive for good reason within 12 months following a change in control, the Eligible Executive will be eligible to receive (in lieu of the benefits described above): (i) a lump sum payment equal to twelve months' salary, (ii) acceleration in full of any unvested stock options or any other securities or similar incentives that have been granted or issued to the Eligible Executive as of the termination date, and (iii) payment in full of a reasonable estimate of COBRA premiums for twelve months. The Eligible Executive shall have six months from the termination date to exercise any vested options.

The 2007 Severance Plan may not be amended or terminated without the consent of any Eligible Executive during the one year prior to or following the occurrence of a change in control, if such amendment would be adverse to the interest of such Eligible Executive. In order to receive severance payments under the 2007 Severance Plan, an Eligible Executive must execute a general release of all claims against the Company. Additional details and specific terms of the Severance Plan are set forth in the section of this proxy entitled *"Potential Payments upon Termination or Change in Control."*

We continue to maintain a severance plan because we believe it is consistent with the practices of peer companies and helps ensure that we are able to attract and retain top talent. Further, we believe that our plan provides a level of stability for our executives during volatile business conditions that have historically existed in our industry so that they remain focused on their responsibilities and the long-term interests of the Company during such times. The 2007 Severance Plan provides for "double-trigger" rather than "single-trigger" benefits in the event of a change in control. In other words, payments to an Eligible Executive are contingent upon an involuntarily termination following a change in control, which design is intended to provide a level of security to Eligible Executives negotiating a transaction to avoid any misalignment with the interests of our stockholders without resulting in a windfall to Eligible Executives who remain employed following such a transaction.

Role of Executive Officers in Establishing Compensation. Our Human Resources and Legal departments support the Compensation Committee in its work and in fulfilling various functions in administering our compensation programs. This support generally consists of assistance with providing Survey Group data, proposals of potential ranges of various components of compensation for executive officers, and information regarding available shares under the Company's equity incentive plan. Regular meetings of our Compensation Committee are generally attended by our CEO, Vice President of Human Resources, and our General Counsel. Because each of the Company's executive officers (other than the CEO) reports directly to the CEO, the Compensation Committee relies upon input and recommendations from the CEO in determining an executive officer's compensation. The Compensation Committee considers and sets the compensation of the CEO when no members of management are present. In addition, no member of management is present while his or her specific compensation is being set or discussed.

Tax Considerations

Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly-held companies for compensation paid to the CEO and any of the four most highly compensated officers to the extent that compensation exceeds $1,000,000 per covered officer in any fiscal year. The limitation applies only to compensation that is not considered to be performance-based compensation. Under the Treasury Regulations corresponding to Section 162(m) of the Internal Revenue Code, compensation received through the exercise of an option will not be subject to the $1,000,000 limit if it qualifies as "qualified performance-based compensation" within the meaning of Section 162(m).

It is the Committee's objective, so long as it is reasonable and consistent with the Company's overall business, compensation, and retention objectives, to endeavor to design executive officer compensation programs that keep executive compensation deductible for federal income tax purposes. We structured our 2006 Equity Incentive Plan with the intention that stock options and full value awards with performance-based vesting would qualify for tax deductibility. However, in order to maintain flexibility in the compensation program, other forms of equity such as restricted stock units are available that do not qualify for tax deductibility. In addition, although it is the Committee's preference to keep executive compensation deductible for federal income tax purposes, our stockholders have not approved our Incentive Plan, or the performance goals under our Incentive Plan. Therefore, we expect that any payments under the Incentive Plan will not qualify as "performance-based compensation" under 162(m).

In fiscal year 2011, the Company had a tax deduction disallowance under Section 162(m) of approximately $2.5 million. This disallowance was the result of options exercised by covered employees during the year. These options were granted prior to the adoption of the 2006 Equity Incentive Plan from plans that did not qualify as performance-based compensation under Section 162(m).

Section 280G of the Internal Revenue Code disallows the deduction of any "excess parachute payment" paid in connection with certain events. A portion of amounts payable under the 2007 Severance Plan constitute "excess parachute payments." Accordingly, the 2007 Severance Plan provides for a modified 280G cut back pursuant to which payments and benefits under the 2007 Severance Plan will be reduced in the event such reduction produces a greater after-tax benefit to the executive. See "*Potential Payments Upon Termination* or *Change of Control*" at page 39.

Compensation Committee Interlocks and Insider Participation
The Compensation Committee of the Board currently consists of Messrs. Carter, Dehne, and Smith. None of these directors has ever been an officer or employee of the Company.

None of our executive officers have ever served as a member of the board of directors or the compensation committee of another entity that has or has had, at the time of his service or during the same fiscal year, one or more executive officers serving as a member of the Company's Board or Compensation Committee.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") required by Item 402(b) of Regulation S-K with management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

Timothy R. Dehne, Chairman
John C. Carter
Robert H. Smith

SUMMARY OF EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to the following executive officers ("Named Executive Officers"): the Company's CEO, CFO, and each of the three other most highly compensated executive officers of the Company for the fiscal year ended March 26, 2011. The table sets forth compensation for services rendered by the Named Executive Officers for the fiscal years ended March 26, 2011; March 27, 2010; and March 28, 2009.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards (1) ($) (e)	Option Awards (1) ($) (f)	Non-Equity Incentive Plan Compensation (2) ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
Jason P. Rhode,	2011	$408,616	$ —	$ 609,375	$ 1,347,530	$ 736,500	$ 8,316 (3)	$3,110,337
President and Chief	2010	390,000	—	—	1,093,712	193,971	23,101 (4)	1,700,784
Executive Officer	2009	364,192	—	—	770,868	25,170	7,748 (5)	1,167,978
Thurman K. Case, Chief	2011	$250,701	$ —	$ 203,125	$ 246,595	$ 301,044	$ 9,083 (6)	$1,010,548
Financial Officer and	2010	245,000	—	—	204,160	81,236	8,588 (7)	538,984
Principal Accounting Officer	2009	237,962	—	—	145,468	10,541	8,177 (8)	402,148
Scott A. Anderson,	2011	$275,000	$13,750 (9)	$ 284,375	$ 352,216	$ 330,000	$ 2,692 (10)	$1,258,033
Senior Vice President and	2010	275,000	—	—	262,491	91,183	3,381 (11)	632,055
General Manager,	2009	275,000	—	—	197,836	11,832	4,020 (12)	488,688
Mixed-Signal Audio Division								
Gregory S. Thomas, Vice	2011	$277,560	$ 8,750 (9)	$ 260,000	$ 322,356	$ 333,163	$ 8,410 (13)	$1,210,239
President, General Counsel	2010	275,000	—	—	262,491	91,183	25,210 (14)	653,884
and Corporate Secretary	2009	275,000	—	—	197,836	11,832	7,500 (15)	492,168
Thomas Stein, Vice President and General Manager, EXL Division (16)	2011	$219,773	$ —	$ 227,500	$ 276,103	$ 264,075	$ 6,015 (17)	$ 993,466

(1) The amounts reflected in the "Stock Awards" and "Option Awards" columns show amounts that do not reflect compensation actually received by the Named Executive Officer, but represent the aggregate grant date fair value of all equity granted in fiscal year 2011 and previous fiscal years as determined pursuant to FASB ASC Topic 718. The assumptions underlying the calculation under FASB ASC Topic 718 are discussed under Note 13, Stockholders' Equity, in our Form 10-K for the fiscal year ended March 26, 2011.

(2) This column shows amounts earned under the Company's 2007 Management and Key Individual Contributor Incentive Plan, which is described in further detail in the "*Compensation Discussion and Analysis — Annual Performance Awards*" section of these proxy materials.

(3) This amount includes $7,534 in matched contributions under our 401(k) plan, $660 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Dr. Rhode, and $121 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(4) This amount includes $7,350 in matched contributions under our 401(k) plan, $609 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Dr. Rhode, $28 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan, and $15,114 in payment for accrued vacation made in association with changes made to the Company's vacation policy.

(5) This amount includes $7,154 in matched contributions under our 401(k) plan and $594 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Dr. Rhode.

(6) This amount includes $7,477 in matched contributions under our 401(k) plan, $1,504 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Case, and $102 in

tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(7) This amount includes $7,350 in matched contributions under our 401(k) plan, $1,215 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Case, and $23 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan.

(8) This amount includes $7,004 in matched contributions under our 401(k) plan and $1,173 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Case.

(9) This amount was awarded as a discretionary bonus in lieu of an annual base salary increase as described in further detail in the *"Compensation Discussion and Analysis — Base Salary"* section of these proxy materials.

(10) This amount reflects the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Anderson, and $112 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(11) This amount includes $775 in opt-out payments associated with opting out of the Company's medical plan, $2,580 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Anderson, and $26 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan.

(12) This amount includes $2,580 in opt-out payments associated with opting out of the Company's medical plan, and $1,440 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Anderson.

(13) This amount includes $7,388 in matched contributions under our 401(k) plan, $909 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Thomas, and $113 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(14) This amount includes $7,350 in matched contributions under our 401(k) plan, $669 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Thomas, $25 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan, and $17,165 in payment for accrued vacation made in association with changes made to the Company's vacation policy.

(15) This amount includes $6,900 in matched contributions under our 401(k) plan and $600 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Thomas.

(16) Mr. Stein was appointed Vice President and General Manager, EXL Division, on September 10, 2008.

(17) This amount includes $5,494 in matched contributions under our 401(k) plan, $432 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Stein, and $89 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended March 26, 2011, to the Named Executive Officers. All of the restricted stock units and stock options reflected in the table were granted under our 2006 Equity Incentive Plan. Each stock option has a maximum term of ten years, subject to earlier termination if the optionee's services are terminated. Unless noted, the exercisability of options vests with respect to 25% of the shares underlying the option one year after the date of grant and with respect to the remaining shares underlying the option thereafter in 36 equal monthly installments. The exercise price of each stock option is equal to the closing price of our common stock on the date of grant. The restricted stock unit awards will vest with respect to 100% of the shares underlying the award on the third anniversary of the grant date. Holders of restricted stock unit awards are not entitled to receive any dividends or dividend equivalents with respect to outstanding restricted stock units. Special accelerated vesting provisions applicable to the equity awards upon a Named Executive Officer's termination of employment or upon a change of control are described below under "*Potential Payments Upon Termination or Change of Control.*"

The amounts reflected in the column "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" set forth potential payouts under the Company's 2007 Management and Key Individual Contributor Incentive Plan, which is described further at page 28.

Name	Grant Date (1)	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (2)
			Threshold (3) ($)	Target ($)	Maximum ($)	(#)	(#)		
(a)	(b)		(c)	(d)	(e)	(i)	(j)	(k)	(l)
Jason P. Rhode, President and Chief Executive Officer	10/6/2010 10/6/2010	10/1/2010 10/1/2010	$80,625	$322,500	$806,250	37,500	135,000	$ 16.25 $ 16.25	$ 609,375 1,347,530
Thurman K. Case, Chief Financial Officer and Principal Accounting Officer	10/6/2010 10/6/2010	10/1/2010 10/1/2010	$32,156	$128,625	$321,563	12,500	25,000	$ 16.25 $ 16.25	$ 203,125 246,595
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	10/6/2010 10/6/2010	10/1/2010 10/1/2010	$34,375	$137,500	$343,750	17,500	35,000	$ 16.25 $ 16.25	$ 284,375 352,216
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	10/6/2010 10/6/2010	10/1/2010 10/1/2010	$35,062	$140,250	$350,625	16,000	32,000	$ 16.25 $ 16.25	$ 260,000 322,356
Thomas Stein, Vice President and General Manager, EXL Division	10/6/2010 10/6/2010	10/1/2010 10/1/2010	$28,875	$115,500	$288,750	14,000	28,000	$ 16.25 $ 16.25	$ 227,500 276,103

(1) The Company's policy is to grant employee equity awards on the first Wednesday of the month (the "Monthly Grant Date") after the Company's Compensation Committee approves the grant. If the Monthly Grant Date occurs on a Company holiday, or on other days that the Company or Nasdaq is closed for business, the Monthly Grant Date is the next regularly scheduled business day when the Company and Nasdaq are open for business.

(2) This amount represents the aggregate grant date fair value of the equity award computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions underlying the calculation under FASB ASC Topic 718 are discussed under Note 13, Stockholders' Equity, in the Company's Form 10-K for the fiscal year ended March 26, 2011.

(3) Payments may be paid only if Operating Profit Margin thresholds are achieved pursuant to the Company's 2007 Management and Key Individual Contributor Incentive Plan (as described further at page 28). No payments may be paid under the plan if the Operating Profit Margin thresholds are not achieved.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning the outstanding equity award holdings held by our Named Executive Officers as of March 26, 2011.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (3) (#)	Market Value of Shares or Units of Stock That Have Not Vested (4) ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)
Jason P. Rhode, President and Chief Executive Officer	2,833	-	$15.30	8/15/2011		
	2,408	-	$14.33	2/21/2012		
	10,000	-	$17.15	4/3/2012		
	15,000	-	$ 6.97	10/24/2013		
	80,000	-	$ 8.06	3/1/2016		
	304,687	20,313	$ 7.87	6/6/2017		
	5,522	104,897	$ 5.25	10/1/2018		
	70,310	244,690	$ 5.55	10/7/2019		
	-	135,000	$16.25	10/6/2020	37,500	$793,500
Thurman K. Case, Chief Financial Officer, and Principal Accounting Officer	27,159 (2)	-	$ 3.40	6/23/2013		
	25,000	-	$ 4.58	3/2/2015		
	2,084	-	$ 8.41	3/7/2017		
	28,867	10,939	$ 6.51	10/3/2017		
	30,207	19,793	$ 5.25	10/1/2018		
	24,791	45,209	$ 5.55	10/7/2019		
	-	25,000	$16.25	10/6/2020	12,500	$264,500
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	46,665	33,335	$ 5.67	11/7/2017		
	41,083	26,917	$ 5.25	10/1/2018		
	31,875	58,125	$ 5.55	10/7/2019		
	-	35,000	$16.25	10/6/2020	17,500	$370,300
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	80,000	-	$ 8.06	3/1/2016		
	64,062	10,938	$ 6.51	10/3/2017		
	2,834	26,918	$ 5.25	10/1/2018		
	23,858	66,142	$ 5.55	10/7/2019		
	-	32,000	$16.25	10/6/2020	16,000	$338,560
Thomas Stein, Vice President and General Manager, EXL Division	105	-	$ 6.56	8/2/2016		
	2,500	2,188	$ 6.51	10/3/2017		
	833	1,563	$ 6.63	6/4/2018		
	32,007	29,688	$ 5.25	10/1/2018		
	24,791	45,209	$ 5.55	10/7/2019		
	-	28,000	$16.25	10/6/2020	14,000	$296,240

(1) Unless otherwise noted within this table, all options vest over four years, with one-year cliff vesting for 25% of the options on the first anniversary of the grant date, and 1/36 of the remaining options vesting on a monthly basis over the following three years.

(2) Options granted on June 23, 2003 to Mr. Case vested over four years, with cliff vesting for 20% of the options on the six-month anniversary of the grant date, cliff vesting for 20% of the options on the 12-month anniversary of the grant date, and 1/36 of the remaining options vesting on a monthly basis over the following three years.

(3) All restricted stock unit awards vest for 100% of the shares underlying the award on the third anniversary of the grant date.

(4) The market value of unvested restricted stock units shown in this column (h) is calculated by multiplying the number of units reported in column (g) by the closing price of our common stock on March 25, 2011 (the last trading day of fiscal year 2011), which was $21.16.

Options Exercised and Stock Vested

The following table provides information on the value realized by each Named Executive Officer as a result of options that were exercised during the Company's 2011 fiscal year. No stock awards vested for our Named Executive Officers during fiscal year 2011.

	Option Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise (1) ($) (c)
Jason P. Rhode, President and Chief Executive Officer	344,581	$4,636,772
Thurman K. Case, Chief Financial Officer and Principal Accounting Officer	138,110	$1,775,591
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	120,000	$1,855,068
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	220,631	$2,337,378
Thomas Stein, Vice President and General Manager, EXL Division	42,440	$ 482,389

(1) The value realized on the exercise of option awards is computed by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options.

Pension Benefits and Nonqualified Deferred Compensation

The Company does not sponsor or maintain either a defined benefit pension plan or a nonqualified deferred compensation plan for the benefit of its executive officers.

Potential Payments upon Termination or Change of Control.

The Company does not maintain individual employment, severance, or change of control agreements with the Named Executive Officers; however, on July 26, 2007, our Compensation Committee approved and adopted an Executive Severance and Change of Control Plan (the "2007 Severance Plan") providing certain benefits to individuals employed by the Company and its subsidiaries at the level of Chief Executive Officer and Vice President or above and reporting directly to the Chief

Executive Officer ("Eligible Executives") in the event that an executive is involuntarily terminated other than for cause or whose employment terminates following a change of control of the Company. The Plan became effective on October 1, 2007. Each of our Named Executive Officers would be considered Eligible Executives under the 2007 Severance Plan.

The Company maintains the 2007 Severance Plan because we believe it helps to ensure that we are able to attract and retain top talent. Further, we believe that our plan provides a level of stability for our executives during volatile business conditions that have historically existed so that they remain focused on their responsibilities and the long-term interests of the Company during such times.

The 2007 Severance Plan provides that, in the event of an Eligible Executive's involuntary termination other than for "cause," an Eligible Executive will be eligible to receive: (i) a continuation of base salary for a period of up to 6 months (up to 12 months for the Company's Chief Executive Officer) following termination, and (ii) payment in full of a reasonable estimate of COBRA premiums for three (3) months.

The 2007 Severance Plan further provides that, if an Eligible Executive's employment is terminated either by the Company without "cause" or by the Eligible Executive for "good reason" within 12 months following a "change in control," the Eligible Executive will be eligible to receive: (i) a lump sum payment equal to twelve (12) months' salary, (ii) acceleration in full of any unvested stock options or any other securities or similar incentives that have been granted or issued to the Eligible Executive as of the termination date, and (iii) payment in full of a reasonable estimate of COBRA premiums for twelve (12) months. The Eligible Executive shall have six months from the termination date to exercise any vested options.

For purposes of the 2007 Severance Plan, the term "cause" means (i) gross negligence or willful misconduct in the performance of an executive officer's duties; (ii) a material and willful violation of any federal or state law that if made public would injure the business or reputation of the Company; (iii) a refusal or willful failure to comply with any specific lawful direction or order of the Company or the material policies and procedures of the Company including but not limited to the Company's Code of Conduct and the Company's Insider Trading Policy as well as any obligations concerning proprietary rights and confidential information of the Company; (iv) a conviction (including a plea of *nolo contendere*) of a felony, or of a misdemeanor that would have a material adverse effect on the Company's goodwill if the executive officer were to continue to be retained as an employee of the Company; or (v) a substantial and continuing willful refusal to perform duties ordinarily performed by an employee in the same position and having similar duties as the executive officer. The term "good reason" means: (i) without the executive officer's express written consent, a material reduction of the executive officer's duties, authority, or responsibilities relative to the executive's duties, authority, or responsibilities as in effect immediately prior to such reduction; (ii) a material reduction by the Company in the base salary of an executive officer as in effect immediately prior to such reduction; or (iii) the relocation of an executive officer's principal work location to a facility or a location more than fifty (50) miles from executive officer's then present principal work location. "Good reason" shall not exist unless the executive officer provides written notice of the circumstances alleged to give rise to good reason within thirty (30) days of their occurrence and the Company (or our successor) fails to cure such circumstances within thirty (30) days.

For purposes of the 2007 Severance Plan, the term "change of control" means the occurrence of one or more of the following with respect to the Company: (i) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company's stockholders, open market purchases or any other transaction or series of transactions, of stock of the Company that, together with stock of the Company held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the then outstanding stock of the Company entitled to vote generally in the election of the members of the Company's Board of Directors; (ii) a merger or consolidation in which the Company is not the surviving entity, except for a transaction in which both (A) securities representing more than fifty percent (50%) of the total combined voting power of the surviving entity are beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934), directly or indirectly, immediately after such merger or consolidation by persons who beneficially owned common stock immediately prior to such merger or consolidation, and (B) the members of the Board of Directors immediately prior to the transaction (the "Existing Board") constitute a majority of the Board of Directors immediately after such merger or consolidation; (iii) any reverse merger in which the Company is the surviving entity but in which either (A) persons who beneficially owned, directly or indirectly, Common Stock immediately prior to such reverse merger do not retain immediately after such reverse merger direct or indirect beneficial ownership of securities representing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities or (B) the members of the existing Board do not constitute a majority of the Board of Directors immediately after such reverse merger; or (iv) the sale, transfer or other disposition of all or substantially all of the assets of the Company (other than a sale, transfer or other disposition to one or more subsidiaries of the Company).

The 2007 Severance Plan may not be amended or terminated without the consent of any Eligible Executive during the one year prior to or following the occurrence of a change in control, if such amendment would be adverse to the interest of such Eligible Executive. If any payment or benefit under the 2007 Severance Plan would be a parachute payment (within the meaning of Section 280G of the Internal Revenue Code) and would therefore result in the imposition of an excise tax, an Eligible Executive's payments and benefits will not exceed the amount that produces the greatest after-tax benefit to the executive.

In order to receive severance payments under the 2007 Severance Plan, an Eligible Executive must execute a release of all claims against the Company.

In addition, a participant in the Company's 2007 Management and Key Individual Contributors Incentive Plan (the "Incentive Plan"), as described further in the Compensation Discussion and Analysis of this proxy, may also receive payments upon termination of employment or a change of control. Pursuant to the Incentive Plan, a participant, including each of the Named Executive Officers, must be continuously employed through the last day of the applicable plan cycle and through the date that cash bonuses under the Incentive Plan for such plan cycle are actually paid. However, participants whose employment terminates under certain circumstances (such as without "cause" or due to death or "disability") during a plan cycle will be eligible to receive a pro rata cash bonus payment based on the number of days the participant was employed during that plan cycle and our actual performance during the plan cycle. The pro rata bonus amount will be paid to the terminated participant on or before the 15th day of the third month after the later of (i) the last day of the calendar year in which the termination occurred or (ii) the last day of our taxable year in which the termination occurred. In addition, if a change of control occurs and our successor does not assume the Incentive Plan, each participant will receive a pro rata cash bonus payment based on the number of calendar days completed in the current plan cycle multiplied by an incentive plan pay-out percentage of 100 percent. Any such payment will be made in a lump sum in cash within ten (10) days of the change of control.

For purposes of the Incentive Plan, the term "cause" means (i) gross negligence or willful misconduct in the performance of a participant's duties to us after one written warning detailing the concerns and offering the participant opportunities to cure, (ii) material and willful violation of any federal or state law, (iii) commission of any act of fraud with respect to us, (iv) conviction of a felony or any crime causing material harm to our standing and reputation, or (v) intentional and improper disclosure of our confidential or proprietary information. The term "disability" means total and permanent disability as defined in accordance with our long term disability plan.

For purposes of the Incentive Plan, the term "change in control" means (i) the sale, lease, conveyance or other disposition of all or substantially all of our assets to any person, entity or group of persons acting in concert, (ii) any person (as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934) becoming the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities, or (iii) a merger or consolidation of us with any other corporation, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or party outstanding immediately after such merger or consolidation).

The discussion and tables below disclose the amount of compensation and/or other benefits due to the Named Executive Officers in the event of their termination of employment and/or in the event we undergo a change in control. The amounts disclosed assume that such termination and/or the occurrence of such change of control was effective as of March 26, 2011. The amounts below have been calculated using numerous other assumptions that we believe to be reasonable and include amounts earned through March 26, 2011, and estimates to the amounts that would be paid out to the Named Executive Officers upon their respective terminations and/or upon the occurrence of a change of control. The actual amounts to be paid out are dependent on various factors, which may or may not exist at the time a Named Executive Officer is actually terminated and/or a change of control actually occurs. Therefore, such amounts and disclosures should be considered "forward-looking statements."

The estimated amount of compensation payable to each of our Named Executive Officers pursuant to the 2007 Severance Plan and the Incentive Plan in the event of involuntary termination other than for cause, or due to the executive's death or disability, is set forth in the table below:

Name	Salary Continuation(1)	Health Benefits (up to 3 months)(2)	Cash Bonus Under Incentive Plan(3)	Total
Jason P. Rhode, President and Chief Executive Officer	$ 430,000	$ 1,287	$ 366,038	$ 797,325
Thurman K. Case, Chief Financial Officer and Principal Accounting Officer	$ 128,625	$ 4,511	$ 145,989	$ 279,126
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	$ 137,500	$ 2,811	$ 156,063	$ 296,374
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	$ 140,250	$ 4,133	$ 159,184	$ 303,567
Thomas Stein, Vice President and General Manager, EXL Division	$ 115,500	$ 4,133	$ 131,093	$ 250,726

(1) The salary continuation payment for the Chief Executive Officer represents twelve months of his base salary as in effect on March 26, 2011; for all other Named Executive Officers, the amount is based on six months of base salary as in effect on March 26, 2011.

(2) The valuation of healthcare benefits is based on an estimate of the COBRA payments required for the three-month period payable by the Company.

(3) The cash bonus under the incentive plan represents the amount that was actually paid under the Company's Incentive Plan for the period ending on March 26, 2011.

The estimated amount of compensation payable to each of our Named Executive Officers pursuant to the 2007 Severance Plan in the event of termination following a change of control, other than for cause, is set forth in the table below. The possible application of any cutback required under the 2007 Severance Plan due to Section 280G of the Internal Revenue Code has not been included in these calculations:

Name	Salary Continuation	Accelerated Vesting of Unvested Equity(1)	Health Benefits(2)	Cash Bonus Under Incentive Plan	Total
Jason P. Rhode, President and Chief Executive Officer	$ 430,000	$ 8,484,883	$ 5,150	$ 161,250	$ 9,081,283
Thurman K. Case, Chief Financial Officer and Principal Accounting Officer	$ 257,250	$ 1,789,344	$ 18,045	$ 64,313	$ 2,128,951
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	$ 275,000	$ 2,700,779	$ 11,245	$ 68,750	$ 3,055,773
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	$ 280,500	$ 2,422,025	$ 16,532	$ 70,125	$ 2,789,182
Thomas Stein, Vice President and General Manager, EXL Division	$ 231,000	$ 1,911,235	$ 16,532	$ 57,750	$ 2,216,517

(1) The valuation of accelerated vesting is based on: (1) the intrinsic value of the options subject to accelerated vesting plus the estimated value that would have been realized based on the difference between the exercise price of the options that were subject to accelerated vesting and the closing price of our common stock on March 25, 2011, which was $21.16, and (2) the value of the restricted stock units subject to accelerated vesting based on that same closing price.

(2) The valuation of healthcare benefits is based on an estimate of the COBRA payments required for the 12-month period payable by the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants, and rights under all of the Company's existing equity compensation plans as of March 26, 2011, including the 1990 Directors' Stock Option Plan, the 1996 Stock Plan, the 2002 Stock Option Plan, the 2006 Stock Incentive Plan, the Stream Machine Company 1996 Stock Plan, and the Stream Machine Company non-statutory stock option grants made outside of a plan (in thousands, except per share amounts):

	(A) Number of Securities to be issued upon exercise of outstanding options, warrants, and rights	(B) Weighted-average exercise price of outstanding options, warrants, and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (except securities reflected in column (A))
Equity compensation plans approved by security holders [1]	6,335	$7.50	8,175[2]
Equity compensation plans not approved by security holders[3]	465	$6.01	—
Total	6,801	$7.40	8,175

(1) The Company's stockholders have approved the Company's 1990 Directors' Stock Option Plan, the 1996 Stock Plan, and the 2006 Stock Incentive Plan. The following plans were assumed by the Company at the time of acquisition, and Cirrus Logic stockholder approval was not required for these plans or their respective outstanding grants, as they were approved by the acquired companies' stockholders: the Stream Machine Company 1996 Stock Plan and the Stream Machine Company non-statutory stock option grants made outside of a plan.

(2) Our Board discontinued all future grants under the option plans that we assumed in connection with our past acquisitions; as a result, shares under these plans have not been included in the total shares remaining available for future issuance. As of March 26, 2011, the Company was granting equity awards only under the 2006 Stock Incentive Plan. Approximately 348,999 shares have been deducted from the shares available for future issuance under the 2006 Stock Incentive Plan due to a 1.5 full value award multiplier applied to restricted stock awards and restricted stock units granted pursuant to the plan.

(3) In August 2002, the Board approved the 2002 Stock Option Plan, which permits awards of fair market value stock options to non-executive employees. As of July 2006, when our stockholders approved the adoption of the 2006 Stock Incentive Plan, we canceled all remaining options available for grant under the 2002 Stock Option plan.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is comprised solely of independent directors, as defined by the applicable Nasdaq listing standards and rules of the SEC, and it operates under a written charter adopted by the Board, which is available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com*. The composition of the Audit Committee, the attributes of its members, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to comply with applicable requirements for corporate audit committees. The Sarbanes-Oxley Act of 2002 added provisions to federal law to strengthen the authority of, and increase the responsibility of, corporate audit committees. In 2004, Nasdaq also adopted, and the SEC approved, additional rules concerning audit committee structure, membership, authority, and responsibility. The Audit Committee amended and restated its charter in response to the Sarbanes-Oxley Act and the Nasdaq listing standards, and continues to review and assess the adequacy of its charter on an annual basis, and will revise it to comply with other new rules and regulations as they are adopted.

As described more fully in its charter, the primary focus of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal control, and audit functions. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements; accounting and financial reporting principles; internal controls; and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Company's independent registered public accounting firm, Ernst & Young, is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

In accordance with the Sarbanes-Oxley Act and the Nasdaq listing standards, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent registered public accounting firm.

The Audit Committee serves an oversight role for the Board in which it provides advice, counsel, and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. The Audit Committee members are not professional auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are "independent" under applicable rules.

In this context, the Audit Committee has met and held discussions with management and Ernst & Young. Management represented to the Audit Committee that the audited financial statements of the Company contained in the Company's Annual Report to Stockholders for the year ended March 26, 2011, were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with Ernst & Young matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by PCAOB Rule 3526 regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed with Ernst & Young the firm's independence. In addition, the Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Ernst & Young's independence.

Based upon the Audit Committee's discussions with management and the independent auditors, and the Audit Committee's review of the representations of management, and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended March 26, 2011, as filed with the SEC.

Submitted by the Audit Committee of the Board:

Robert H. Smith, Chairman
John C. Carter
D. James Guzy

AUDIT AND NON-AUDIT FEES AND SERVICES

Audit and Related Fees

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Ernst & Young LLP for fiscal years 2011 and 2010. All fees were pre-approved by the Company's audit committee.

	2011	2010
Audit Fees	$391,420	$395,160
Audit-Related Fees	$ 0	$ 0
Tax Fees	$ 8,987	$ 10,043
All Other Fees	$ 0	$ 0
TOTAL	$400,407	$405,203

Audit Fees. Audit services consisted of the audit of the Company's consolidated financial statements and of management's assessment of the operating effectiveness of internal control over financial reporting included in the Company's annual report on Form 10-K, the review of the Company's financial statements included in its quarterly reports on Form 10-Q, and statutory audits required internationally.

Audit-Related Fees. Audit-related services generally include fees for accounting consultations and registration statements filed with the SEC.

Tax Fees. Tax services include tax compliance services, technical tax advice, administrative fees, as well as certain expatriate services.

All Other Fees. There were no other fees during fiscal year 2011 or 2010.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the pre-approval of audit, audit-related, and non-audit services provided by the Company's independent registered public accounting firm.

For audit and audit-related services, the independent auditor will provide the Audit Committee with an engagement letter and estimated budget for formal acceptance and approval at the beginning of the fiscal year. A list of non-audit services and estimated budget for such services for the upcoming fiscal year shall be submitted to the Audit Committee by Company management for pre-approval. To ensure prompt handling of unexpected non-budgeted non-audit related services, the Audit Committee has delegated to its Chair the authority to amend or modify the list of approved permissible non-audit services and fees if the cost of the service is less than $100,000. Any such unexpected services for which the cost is more than $100,000 shall be approved by the Audit Committee. If the Chair takes any action, the Chair will report such action to the Audit Committee at the next Audit Committee meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification and Insurance. Our Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance.

Procedures for Review, Approval, and Ratification of Related Party Transactions. The Board recognizes that Related Party Transactions (as defined below) can present conflicts of interest and questions as to whether transactions are in the best interests of the Company. Accordingly, the Board has documented and implemented certain procedures for the review, approval, or ratification of Related Party Transactions. Pursuant to these procedures, the Audit Committee must review, approve, or ratify any transactions with Related Parties (as defined below). When it is impractical to wait for a scheduled Audit Committee meeting, a proposed related-party transaction may be submitted to the Audit Committee Chair for approval and then subsequently reported to the Committee at the next Committee meeting.

This procedure seeks to ensure that Company decisions are based on the merits of the transaction and the interests of the Company and its stockholders. It is the Company's preference to avoid Related Party Transactions but when, in the course of business, transactions with related parties are unavoidable, this procedure sets forth a methodology for considering a proposed Related Party Transaction. The standard to be applied when evaluating a proposed Related Party Transaction is whether such transactions are at arm's length and on terms comparable to those terms provided to other unrelated entities in the marketplace.

For these purposes, a "Related Party" is any person who: (1) is, or at any time since the beginning of the company's last fiscal year, was a director or executive officer of the Company or a nominee to become a director of the Company; (2) is known to be the beneficial owner of more than 5% of any class of the Company's voting securities; (3) is an immediate family member of any of the foregoing persons of the director, executive officer, nominee or more than 5% beneficial owner, and any person sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and (4) any firm, corporation, or other entity in which any of the foregoing persons is employed, is a 5% beneficial owner, or is a partner, principal, or in a similar position of control or in which such person has a substantial ownership interest or control of the entity.

For these purposes, a "Related Party Transaction" is any transaction, arrangement, or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is, or will be a participant and in which a Related Party had, has, or will have a direct interest. The Company has not established a materiality limit for purposes of defining a Related Party Transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Executive officers, directors, and greater than ten percent stockholders are also required by the federal securities rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of copies of the Forms 3, 4 and 5 received by the Company or representations from certain reporting persons, the Company believes that, during the fiscal year 2011, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were met in a timely manner, except in one instance. One Form 4 filing by Robert Smith, an independent director of the Company, relating to the sale of certain stock on May 11, 2010, was not made in a timely manner due to an administrative error. Upon discovery of the inadvertent failure to file the Form 4 in a timely manner, Mr. Smith filed a Form 4 on February 22, 2011, reporting the details of the transaction.

HOUSEHOLDING

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of Proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees.

This year, we expect that a number of brokers with account holders who beneficially own our common stock will be "householding" our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials. A single Notice of Internet Availability of Proxy Materials and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

We will promptly deliver to you a separate copy of our annual report and proxy materials for the 2011 Annual Meeting and for future meetings if you so request. Please also contact Broadridge ICS if you wish to request delivery of a single copy of materials if you currently receive multiple copies.

COMMUNICATING WITH US

Communicating with the Board
If you would like to contact the Board, including a committee of the Board, you may write to the following address:

Board of Directors
c/o Corporate Secretary
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

The Corporate Secretary or chair of the Governance and Nominating Committee, as appropriate, reviews all correspondence addressed to the Board and regularly forwards to the Board a summary of all such correspondence that, in the opinion of the Corporate Secretary or chair of the Governance and Nominating Committee, deals with the functions of the Board or the Board Committees. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board or individual Board members. Concerns relating to accounting, internal controls, or auditing issues will be immediately brought to the attention of the chair of the Audit Committee.

Other Communications
If you would like to receive information about the Company, you may use one of these convenient methods:

1. To have information such as our latest Annual Report on Form 10-K or Form 10-Q mailed to you, please call our Investor Relations Department at (512) 851-4125.

2. To view our home page on the Internet, use our Web site address: *www.cirrus.com*. Our home page provides you access to product, marketing and financial data, job listings, and an on-line version of this proxy statement, our Annual Report on Form 10-K, and other filings with the SEC.

If you would like to write to us, please send your correspondence to the following address:

Cirrus Logic, Inc.
Attention: Investor Relations
2901 Via Fortuna
Austin, TX 78746

If you would like to inquire about stock transfer requirements, lost certificates, and change of stockholder address, please contact our transfer agent, Computershare Investor Services, at (877) 373-6374 (toll free) or (781) 575-2879 or by email to shareholder@computershare.com. You may also visit their Web site at *www.computershare.com* for step-by-step transfer instructions.

If you would like to report any inappropriate, illegal, or criminal conduct by any employee, agent, or representative of the Company; any violation of the Company's Code of Conduct; or any complaint or concern regarding accounting, internal accounting controls or auditing matters, you may file an anonymous and confidential report by contacting EthicsPoint, an independent reporting system provider, by telephone at 1-866-384-4277 (1-866-ETHICSP), or through its website at www.ethicspoint.com.

ANNUAL REPORT

On May 25, 2011, we filed with the SEC an Annual Report on Form 10-K for the fiscal year ended March 26, 2011. The Annual Report on Form 10-K has been provided concurrently with this proxy Statement to all stockholders entitled to notice of, and to vote at, the Annual Meeting.

Stockholders may also obtain a copy of the Annual Report on Form 10-K and any of our other SEC reports, free of charge, (1) from the SEC's website at www.sec.gov, (2) from our website at investor.cirrus.com, or (3) by writing to Investor Relations, Cirrus Logic, Inc., 2901 Via Fortuna, Austin, TX 78746. The Annual Report on Form 10-K is not incorporated into this proxy statement and is not considered proxy solicitation material.

BY ORDER OF THE BOARD OF DIRECTORS



Jason P. Rhode
President and Chief Executive Officer
Austin, Texas
June 2, 2011


CIRRUS LOGIC®

Annual Meeting of Stockholders
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746
July 28, 2011
1:00 P.M.

ADMIT ONE


CIRRUS LOGIC®

Annual Meeting of Stockholders
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746
July 28, 2011
1:00 P.M.

ADMIT ONE


CONTACT US

For technical assistance in North America, please call:
1-800-625-4084.

For International technical assistance, please contact the Cirrus Logic office in your region.

For a complete list of Cirrus Logic's sales representatives and distributors, please visit the Contacts area at www.cirrus.com.

LEARN MORE AT
www.cirrus.com

NORTH AMERICA

CORPORATE HEADQUARTERS
2901 Via Fortuna
Austin, Texas 78746
United States
T +1-512-851-4000
F +1-512-851-4977
Toll-Free +1-800-888-5016

CIRRUS LOGIC TUCSON
5980 N. Shannon Road
Tucson, Arizona 85741
United States
T +1-520-690-8600
F +1-520-888-3329
Toll-Free +1-800-888-5016

ASIA PACIFIC

CIRRUS LOGIC INTERNATIONAL LTD.
Suite 1427
Ocean Centre
Harbour City
5 Canton Road
Tsimshatsui
Kowloon, Hong Kong
China
T +852-2376-0801
F +852-2412-5178

JAPAN

CIRRUS LOGIC K.K.
Aioi Sonpo, Building 6F
5-6 Niban-cho
Chiyoda-ku
Tokyo, Japan 102-0084
T +81-3-5226-7757
F +81-3-5226-7677

EUROPE

CIRRUS LOGIC (U.K.) LTD.
1st Floor Offices
Park House, Mere Park
Dedmere Road
Marlow, Buckinghamshire SL71FJ
United Kingdom
T +44-0-1628-891-300
F +44-0-1628-891-988

1057901-0411-AR

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: 

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ___________________________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________
Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:

Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John Carter John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________
Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________
Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 25, 2011

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	May 25, 2011
Jason P. Rhode	President and Chief Executive Officer	May 25, 2011
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 25, 2011
John C. Carter	Director	May 25, 2011
Timothy R. Dehne	Director	May 25, 2011
D. James Guzy	Director	May 25, 2011
William D. Sherman	Director	May 25, 2011
Robert H. Smith	Director	May 25, 2011

EX-23.1 2 d82129exv23w1.htm EX-23.1

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Form S-8 No. 33-37409, 33-71862, 33-65495, 333-16417, 333-42693, 333-72573, 333-88345, 333-48490, 333-67322, 333-74804, 333-101119, 333-107808, 333-117741, and 333-136219) pertaining to the following: the Cirrus Logic, Inc. Amended 1990 Directors' Stock Option Plan; the Cirrus Logic, Inc. Amended 1996 Stock Plan; the Stream Machine Company 1996 Stock Option Plan; the Cirrus Logic, Inc. 2002 Stock Option Plan; and the Cirrus Logic, Inc. 2006 Stock Incentive Plan of our reports dated May 25, 2011, with respect to the consolidated financial statements of Cirrus Logic, Inc., and the effectiveness of internal control over financial reporting of Cirrus Logic, Inc., included in this Annual Report (Form 10-K) for the fiscal year ended March 26, 2011.

/s/ Ernst & Young LLP

Austin, Texas
May 25, 2011



Ernst & Young LLP
Suite 1800
401 Congress Avenue
Austin, TX 78701

Tel: +1 512 478 9881
Fax: +1 512 473 3499

May 25, 2011

Mr. Thurman Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

Dear Mr. Case:

Enclosed is a manually signed copy of our reports and consent on the consolidated financial statements of Cirrus Logic, Inc. as of March 26, 2011 and March 27, 2010, and for each of the three fiscal years in the period ended March 26, 2011, and on the effectiveness of internal control over financial reporting as of March 26, 2011. Please retain this letter and the enclosures in your files as evidence of our authorization to include the attached reports and consent in your Fiscal Year 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

If you have any questions regarding the form or use of this these reports, please call me.

Very truly yours,



Jason Belew
Engagement Partner

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Form S-8 No. 33-37409, 33-71862, 33-65495, 333-16417, 333-42693, 333-72573, 333-88345, 333-48490, 333-67322, 333-74804, 333-101119, 333-107808, 333-117741, and 333-136219) pertaining to the following: the Cirrus Logic, Inc. Amended 1990 Directors' Stock Option Plan; the Cirrus Logic, Inc. Amended 1996 Stock Plan; the Stream Machine Company 1996 Stock Option Plan; the Cirrus Logic, Inc. 2002 Stock Option Plan; and the Cirrus Logic, Inc. 2006 Stock Incentive Plan of our reports dated May 25, 2011, with respect to the consolidated financial statements of Cirrus Logic, Inc., and the effectiveness of internal control over financial reporting of Cirrus Logic, Inc., included in this Annual Report (Form 10-K) for the fiscal year ended March 26, 2011.

Ernst & Young LLP

Austin, Texas
May 25, 2011

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jason P. Rhode, certify that:

1. I have reviewed this annual report on Form 10-K of Cirrus Logic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 25, 2011

Signature: ______________________
Jason P. Rhode
President and Chief Executive Officer

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thurman K. Case, certify that:

1. I have reviewed this annual report on Form 10-K of Cirrus Logic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 25, 2011

Signature: ______________________
Thurman K. Case
Vice President, Chief Financial Officer
and Principal Accounting Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Cirrus Logic, Inc. (the "Company") on Form 10-K for the period ended March 26, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jason P. Rhode, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: May 25, 2011



Jason P. Rhode
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Cirrus Logic, Inc. (the "Company") on Form 10-K for the period ended March 26, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thurman K. Case, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: May 25, 2011



Thurman K. Case
Vice President, Chief Financial Officer and
Principal Accounting Officer